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As filed with the Securities and Exchange Commission on May 13, 2004

Registration Nos. 333-114032
114032-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUE RIDGE PAPER PRODUCTS INC.
As Issuer and Registrant of Debt Securities

BRPP, LLC
As Issuer and Registrant of Guarantee
(Exact name of co-registrants as specified in their charters)

Delaware North Carolina (State or other jurisdiction of incorporation or organization)	2321 6794 (Primary Standard Industrial Classification Code Number)	56-2136509 56-2206001 (I.R.S. Employer Identification Number)

41 Main Street
Canton, North Carolina 28716
(828) 454-0676
(Address, including zip code, and telephone number,
including area code, of registrants' principal executive offices)

Richard A. Lozyniak
President and Chief Executive Officer
Blue Ridge Paper Products Inc.
41 Main Street
Canton, North Carolina 28716
(828) 454-0676
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With a copy to:
Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299
(212) 969-3000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), determines.

PROSPECTUS

Blue Ridge Paper Products Inc.
Offer to Exchange
9.5% Senior Secured Exchange Notes due 2008
for all Outstanding
9.5% Senior Secured Notes due 2008

        We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $125,000,000 aggregate principal amount of our 9.5% Senior Secured Exchange Notes due 2008, or the New Notes, for $125,000,000 aggregate principal amount of our issued and outstanding 9.5% Senior Secured Notes due 2008, or the Old Notes, and, collectively with the New Notes, the Notes.

The New Notes:

  The terms of the New Notes are substantially identical to the Old Notes, except that some of the transfer restrictions and registration rights relating to the Old Notes will not apply to the New Notes.

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  Maturity: The New Notes will mature on December 15, 2008.

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  Interest Payments: The New Notes will pay interest semi-annually in cash, in arrears, on June 15 and December 15 of each year, starting on June 15, 2004.

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  Guarantees: Our existing subsidiary and all of our future restricted subsidiaries will guarantee the New Notes on a senior secured basis.

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  Ranking: The New Notes will be our senior secured obligations. The guarantees will be senior secured obligations of the guarantors. The New Notes and the guarantees will rank equally with our and the guarantors' existing and future senior debt, and senior to our and the guarantors' existing and future subordinated debt.

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  Optional Redemption: The New Notes will be redeemable on or after December 15, 2006. In addition, we may redeem up to 35% of the New Notes before December 15, 2005 with the net cash proceeds from any equity offerings.

The Exchange Offer:

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  The exchange offer will expire at 5:00 p.m., New York City time, on June 15, 2004, unless extended.

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  The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the Commission.

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  Subject to the satisfaction or waiver of specified conditions, we will exchange the New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

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  Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer.

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  We will not receive any proceeds from the exchange offer.

        Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."

The exchange offer involves risks. See "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this prospectus or the investment merits of the New Notes. Any representation to the contrary is unlawful.

The date of this prospectus is May 14, 2004

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

i

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as "believe," "anticipate," "expect," "estimate," "intend," "project," "plan," "will" or words or phrases of similar meaning. They may relate to, among other things:

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  our ability to meet liquidity requirements and to fund necessary capital expenditures;

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  the strength of demand for our products, price increases for paper and paperboard and changes in overall demand;

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  assessment of market and industry conditions;

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  the effects of competition;

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  our ability to realize operating improvements and anticipated cost savings;

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  legal proceedings and regulatory matters;

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  general economic conditions and their effect on our business;

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  changes in the cost or availability of raw materials;

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  the cost of compliance with environmental laws and other governmental regulations;

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  our results of operations for future periods;

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  our anticipated capital expenditures in each of the next three years; and

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  our strategy for the future.

        These forward-looking statements are not guarantees of future performance. Forward-looking statements are based on management's expectations that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in "Risk Factors." Other risks besides those listed in "Risk Factors" can adversely affect us. New risk factors can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in the forward-looking statements. Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. We will not update these forward-looking statements even if our situation changes in the future.

ii

PROSPECTUS SUMMARY

        This summary highlights certain information that we believe is especially important concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in the section entitled "Risk Factors" before deciding to participate in the exchange offer. In this prospectus, unless indicated otherwise, "we," "us" and "our" refer to Blue Ridge Paper Products Inc., the issuer of the Notes, and our subsidiary, BRPP, LLC.

        On December 17, 2003, we completed the private offering of an aggregate principal amount of $125,000,000 of the Old Notes. We entered into a registration rights agreement with the initial purchaser of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. If the registration statement of which this prospectus forms a part has not been declared effective by July 14, 2004, additional interest shall accrue on the Notes. You should read the discussion under the heading "Description of the New Notes" for further information regarding the New Notes.

        We believe the New Notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading "The Exchange Offer" for further information regarding the exchange offer and resale of the New Notes.

  Our Company

        We are a vertically integrated manufacturer of specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products. We believe we are a leading North American producer of gable top cartons used for packaging juice, milk and other products and of ovenable paperboard used for heating packaged foods in microwave and conventional ovens. Our products also include polymer-coated bleached paperboard (including cup stock), envelope paper, specialty and offset printing paper and uncoated bleached paperboard. Our customers include leading food producers (including Florida's Natural and Dean Foods), consumer product companies (including Procter & Gamble and Unilever), ovenable paperboard and cup manufacturers (including Pactiv and Sweetheart), envelope manufacturers (including MeadWestvaco and National Envelope) printers and distributors. We believe we produce high-quality products and provide a high level of customer service and technical support.

        We own and operate a pulp and paper mill, an extrusion polymer-coating facility and five packaging plants. In 2003, our pulp and paper mill in Canton, North Carolina produced an aggregate of 556,600 tons of paper and paperboard. Our Canton mill consists of a hardwood pulp mill, a softwood pulp mill, three paper machines, one paperboard machine, a wastewater treatment facility, power generation facilities, a landfill and a lake. The Canton mill supplies 100% of the paperboard utilized by our extrusion facility (polymer coating and laminating), which is located less than 10 miles from the Canton mill in Waynesville, North Carolina. Our extrusion facility supplies third-party users coated paperboard and our five DairyPak™ gable top packaging plants, which are strategically located near our major food processing customers. To better serve our customers, we have a product development department that has developed a number of new processes and products, some of which are patented. In 2003, we generated revenues of $468.6 million.

        Our business is comprised of two segments, packaging and paper.

        Packaging Segment.    In 2003, our packaging segment generated revenues of $284.5 million or approximately 61% of our total revenues and sold approximately 256,700 tons of polymer-coated paperboard and converted packaging. In 2003, at least 55% of the coated paperboard produced at the Waynesville extrusion facility was converted at our DairyPak facilities into gable top cartons. The remaining coated paperboard was sold to third parties for the production of ovenable food trays, paper cups and other coated packaging. We believe the categories of the packaging market we supply have historically been less cyclical than the general market and characterized by long-standing customer relationships, long-term contracts and relatively stable pricing.

        Paper Segment.    In 2003, our paper segment generated revenues of $184.1 million or approximately 39% of our revenues in 2003 and sold approximately 292,600 tons of envelope paper, specialty paper, offset printing paper and uncoated paperboard. Due to our flexible production capabilities, we are able to produce specialty and commodity papers in a broad range of grades, weights and colors, and with specialized properties, such as grease-resistant and high-strength characteristics. We also have the ability to change our production quickly to produce both large and small batch orders in response to customer demands.

  Industry Overview

        We believe that, during the last five years, there has been a significant consolidation in the uncoated free sheet paper industry. According to the American Forest and Paper Association, or AF&PA, uncoated free sheet paper annual capacity has been reduced by over 10% from 2000 to 2002, which is the first significant reduction in domestic capacity since 1980. We believe that this reduction in capacity should result in an increase in price as overall economic conditions improve and the demand for paper and paperboard increases. The AF&PA estimates domestic capacity will grow at a nominal rate of 1% per year through 2005.

        Coated Bleached Paperboard.    Bleached paperboard is initially produced in large rolls and subsequently coated with either clay or polymers. After coating, paperboard is typically sold to converters for use in the production of end-user packaging. According to Resource Information Systems, Inc., or RISI, total U.S. production capacity in 2003 for bleached paperboard was approximately 5.3 million tons, representing an average operating rate of 93.5% of capacity. Bleached paperboard is typically used for: (i) food service, such as cup stock and tray stock (approximately 1.2 million tons produced in 2002 according to the AF&PA); (ii) liquid packaging, including gable top cartons used for juice, milk, specialty liquids and certain snacks (approximately 1.0 million tons produced in 2002 according to the AF&PA); (iii) folding cartons, poster board and cosmetics packaging (approximately 2.8 million tons produced in 2002 according to the AF&PA); and (iv) other items. We compete in the food service and liquid packaging categories utilizing polymer coatings. The United States has historically been a net exporter of bleached paperboard. Total U.S. bleached paperboard production is estimated to have declined at a 0.9% compound annual rate from 1998 to 2002, according to the AF&PA. However, U.S. production of solid bleached milk carton stock, the primary raw material used in the production of gable top cartons, has been relatively stable for the past ten years, with an annual growth rate of approximately 1% over the same period.

        Paper.    U.S. uncoated free sheet paper capacity totaled approximately 13.6 million tons in 2002. We compete in the following three categories in the uncoated free sheet market (which together totaled approximately 6.0 million tons of U.S. shipments in 2002): (i) envelope paper, (ii) specialty papers and (iii) offset printing paper. Envelope paper is sold to envelope converters that process it into envelopes. Our specialty paper category primarily consists of specialty envelope paper, colored paper, business forms and business reply cards, as well as products for other niche categories. Our offset printing paper category consists of papers utilized for commercial printing applications such as books, newsletters, brochures, manuals and inserts. Offset printing paper is a commodity product. RISI has projected U.S. uncoated free sheet paper consumption to grow at an average annual rate of approximately 1.3% through 2018.

  Business Strengths

        Stable Cost Structure and Significant Operating Leverage.    We believe our relatively stable cost structure and our cost reduction programs have improved our ability to operate in an environment of lower demand and reduced prices, and have positioned us to take advantage of future increases in prices and demand. During the past three years, we have reduced our operating costs, consolidated our manufacturing facilities by closing our Morristown, New Jersey, facility and implemented new accounting and management information systems to enable us to manage our business more profitably. Manufacturing cash costs per ton produced at the Canton mill have been reduced by 3.1% from the 2000 fiscal year to the 2003 fiscal year. In 2000, the Canton mill produced 516,793 tons with an aggregate cash cost of $268.7 million, or $520 per ton, compared to 556,600 tons produced in 2003 at an aggregate cash cost of $280.3 million (adjusted for cold mill outage related expenses of $3.2 million), or $504 per ton. In addition, the combination of our integrated pulp and paper mill, extrusion facility and converting operations, together with our relatively stable cost structure, provides us with significant operating leverage. The costs of each of the three largest components of our cost of goods sold—labor, wood chips and energy—generally do not vary with increases in the price of paper. Our primary labor agreement, which provides for fixed wage rates, expires in 2006 and approximately 40% of our wood chips are purchased under a long-term contract with two five-year renewal options, one of which has already been exercised. We also produce all of our steam and approximately 60% of our electrical power for the Canton mill, and we utilize coal rather than natural gas in our mill operations. In addition, we produce approximately 89% of our total pulp requirements and all of the paperboard required by our extrusion facility. As a result, our pulp and paperboard costs are significantly lower and more stable than the cost of purchasing pulp or paperboard from third parties. We expect our operating results will benefit significantly from future increases in paper and paperboard prices.

        Market Leader in Gable Top Cartons and Ovenable Paperboard.    We believe we are a leading North American producer of gable top cartons used for packaging juice, milk and other products and of ovenable paperboard used for heating packaged foods in microwave and conventional ovens. In addition, we have strong customer relationships, long-term contracts and attractive margins in our packaging segment. Gable top cartons and ovenable paperboard products are primarily used in the food and beverage industries, which historically have been less cyclical than the general market with relatively stable pricing. The relatively stable demand for these products enhances our ability to maximize operating efficiencies and margins. In 2003, gable top cartons and ovenable paperboard products accounted for approximately 73% of our total packaging segment sales.

        Flexible Paper Manufacturing.    Our paper machines can produce a wide range of products and grades and can be used for large output jobs as well as smaller short-run jobs. We can manufacture smaller output jobs and shorter runs on a more cost-effective basis than some of our competitors that operate larger machines or that are less integrated. Our flexible manufacturing base enables us to focus on high-margin products, such as specialty papers used in high-performance industrial and consumer applications where margins tend to be higher than commodity grades.

        Long-term Contracts.    A majority of our sales within our packaging segment and approximately 90% of our DairyPak sales are subject to multi-year contracts, ranging from one to seven years. In addition, we have stable, long-standing relationships with many of our largest customers. Most of our 20 largest customers have purchased products from us for over ten years. Our principal customers include leading food producers, paperboard and envelope converters, printers and paper distributors, including Florida's Natural, Dean Foods, Prairie Farms, Unilever, Procter & Gamble, Pactiv, Sweetheart and MeadWestvaco.

        Valuable and Modernized Asset Base.    We have a valuable asset base with a net book value of plant, property and equipment as of December 31, 2003 of $192.7 million. Our plant and property consists of seven owned and operated production facilities—our Canton mill, our Waynesville extrusion facility and our five DairyPak facilities. Our facilities have been modernized and are currently environmentally compliant, in large part due to the significant capital invested in our facilities over the past 13 years. From 1990 to 1998, the previous owner of our facilities invested approximately $458.0 million in capital expenditures at our Canton mill. From the date of our inception in 1999 through 2003, we spent an additional $115.4 million from internally generated funds in additional capital projects. These capital improvements have increased our efficiency, improved our product quality, reduced unscheduled downtime and enabled us to comply with stringent environmental regulations. As a result of the high levels of past capital expenditures, we believe that our future capital expenditures will be reduced.

        Significant Barriers to Entry.    It is difficult and expensive for new competitors to enter our industry. Entry barriers include significant capital requirements, difficulty in obtaining permits, patented technologies and long-standing customer relationships. We do not believe that a new greenfield bleached kraft pulp mill has been built in the United States for over 12 years. In addition, our extrusion process is highly engineered, our barrier products are protected by patents and we have stable, long-standing relationships with many of our largest customers.

  Business Strategy

        Continue to Improve Operations.    We continually strive to improve product quality and operating margins through cost savings and productivity improvements, while providing a high level of customer service and support. Since we acquired our assets in 1999, we have implemented numerous initiatives and programs to improve productivity, margins and quality, including:

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  successfully implementing an advanced ERP (enterprise resource planning) and order fulfillment system in 2000;

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  upgrading our paperboard machine to improve quality and efficiency in 2000;

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  reducing total headcount significantly since 1998;

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  implementing a QMS (quality management system) in early 2002;

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  introducing an EBITDA Improvement program in 2002 to reduce operating costs at the Canton mill, which has resulted in significant annualized savings;

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  improving DairyPak operations by consolidating facilities in 2003 and 2004;

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  implementing an SQA (supplier quality assurance) program in the second quarter of 2003; and

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  initiating a Six Sigma quality improvement program in the third quarter of 2003.

        Manufacturing cash costs per ton produced at the Canton mill have been reduced by 3.1% from the 2000 fiscal year to the 2003 fiscal year. We believe that our focus on continuing to improve operations and product quality position us to achieve increased operating margins from future paper and paperboard price increases.

        Optimize Product Mix.    We intend to increase our revenue and operating margins by increasing sales of our higher-margin, value-added, converted packaging products. We also intend to further expand our sales of higher-margin specialty paper and paperboard products and envelopes, while reducing our sales of lower-margin offset printing paper. Since 1999, DairyPak sales of premium, high-definition graphic liquid packaging products have increased from 15% of our total converted packaging sales volume to 32% in 2003. Since 2000, our sales of specialty paper products have increased from 17% to 25% of our total paper segment sales in 2003.

        Develop New Product Lines.    We continually strive to develop new, innovative products, particularly within our packaging segment. We have introduced products for new and existing applications and improved our color printing technology and capabilities. We work closely with our customers' design teams to address their various design and product needs. We also have developed patented barriers that improve vitamin and flavor retention and extend the shelf life of products. Currently, these products are used primarily in the domestic liquid packaging market and we intend to expand the application of these products into international liquid packaging and domestic dry goods. We own rights to 15 U.S. and foreign patents and currently are in the process of applying for seven additional patents.

        We are a Delaware corporation and our headquarters are located at 41 Main Street, Canton, North Carolina 28716. Our telephone number is (828) 454-0676 and our website is located at http://www.blueridgepaper.com. The content of our website is not part of this prospectus.

Summary of the Exchange Offer

        The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled "The Exchange Offer" in this prospectus which contains a more detailed description of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal of the Old Notes, which have not been registered under the Securities Act. We issued the Old Notes on December 17, 2003.

In order to exchange your Old Notes, you must promptly tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.
You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.
Registration Rights Agreement
We sold the Old Notes on December 17, 2003 to Jefferies & Company, Inc., the initial purchaser. Simultaneously with that sale, we signed a registration rights agreement with the initial purchaser relating to the Old Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.
For a description of the procedures for tendering Old Notes, see the section "The Exchange Offer" under the heading "Procedures for Tendering Old Notes."
Consequences of Failure to Exchange
If you do not exchange your Old Notes for New Notes in the exchange offer, you will still have the restrictions on transfer provided in the Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the section "Risk Factors" under the heading "Holders that do not exchange their Old Notes hold restricted securities."
Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on June 15, 2004, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See the section "The Exchange Offer" under the heading "Expiration Date; Extensions; Amendments."

Conditions to the Exchange Offer
The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the section "The Exchange Offer" under the heading "Conditions to the Exchange Offer."
We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:
• to delay the acceptance of the Old Notes;
• to terminate the exchange offer if specified conditions have not been satisfied;
• to extend the expiration date and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and
• to waive any condition or otherwise amend the terms of the exchange offer in any respect.
See the section "The Exchange Offer" under the heading "Expiration Date; Extensions; Amendments."
Procedures for Tendering Old Notes	If you wish to tender your Old Notes for exchange, you must:
• complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and
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forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.
Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See the section "The Exchange Offer" under the heading "Exchange Agent."
Special Procedures for Beneficial Owners
If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the section "The Exchange Offer" under the heading "Procedures for Tendering Old Notes."

Withdrawal Rights
You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described in the section "The Exchange Offer" under the heading "Withdrawal Rights."
Resales of New Notes
We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:
• you are acquiring the New Notes in the ordinary course of your business;
• you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and
• you are not an affiliate of Blue Ridge Paper Products Inc.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, resell or otherwise transfer New Notes. See the section "Plan of Distribution."
Exchange Agent
The exchange agent for the exchange offer is U.S. Bank National Association. The address, telephone number and facsimile number of the exchange agent are provided in the section "The Exchange Offer" under the heading "Exchange Agent," as well as in the letter of transmittal.
Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section "Use of Proceeds."
United States Federal Income Tax Consequences
Your participation in the exchange offer generally will not be a taxable exchange for U.S. federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section "U.S. Federal Income Tax Considerations."

Summary Description of the New Notes

        The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled "Description of the New Notes" in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Blue Ridge Paper Products Inc., a Delaware corporation.
Securities	$125.0 million aggregate principal amount of 9.5% Senior Secured Exchange Notes.
Maturity	December 15, 2008.
Interest	We will pay interest on the New Notes at an annual rate of 9.5%. We will pay interest on the new notes semiannually, on each June 15 and December 15, beginning on June 15, 2004.
Guarantees	Our existing subsidiary and all of our future domestic restricted subsidiaries will guarantee the New Notes.
Ranking
The New Notes will be our senior secured obligations and will rank equally with our existing and future senior debt, and senior to our existing and future subordinated debt. The guarantees by our restricted subsidiaries will be senior secured obligations and will rank equally with existing and future senior debt of the restricted subsidiaries that guarantee the New Notes, and senior to their existing and future subordinated debt. The New Notes and the related guarantees effectively will be subordinated to certain secured indebtedness permitted to be incurred under the indenture governing the New Notes, in each case to the extent of the liens securing such indebtedness.

As of March 31, 2004, other than the Notes, we have no outstanding indebtedness, other than (i) our new working capital facility (of which approximately $13.4 million has been drawn down) and letters of credit of $4.3 million as of March 31, 2004 and (ii) $2.5 million of other existing indebtedness.

Optional Redemption	After December 15, 2006, we may redeem, at our option, some or all of the New Notes at the following redemption prices, plus accrued and unpaid interest to the date of redemption:
For the Periods Below	Percentage
On or after December 15, 2006	104.75%
On or after December 15, 2007	100.00%
Prior to December 15, 2005, we may redeem, at our option, up to 35% of the aggregate principal amount of the original principal amount of the New Notes with the net proceeds of any equity offerings at 109.50% of their principal amount, plus accrued and unpaid interest to the date of redemption, provided at least 65% of the aggregate principal amount of the New Notes originally issued remains outstanding immediately after the redemption.
Change of Control Offer
If we undergo a change of control as defined in the indenture, we must give holders of the New Notes the opportunity to sell us their Notes at 101% of their face amount, plus accrued and unpaid interest.
Asset Sale Proceeds
If we engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay the debt under our new working capital facility or make an offer to purchase a principal amount of the New Notes equal to the excess net cash proceeds. The purchase price of each New Note so purchased will be 100% of its principal amount, plus accrued and unpaid interest.
Certain Indenture Provisions	The indenture governing the New Notes contains covenants limiting our ability to:
• incur additional indebtedness;
• pay dividends, redeem stock or make other distributions;
• issue capital stock;
• make certain investments or acquisitions;
• grant liens on our assets;
• enter into transactions with affiliates;
• merge, consolidate or transfer substantially all of our assets; and
• transfer and sell assets.
These covenants are subject to a number of important limitations and exceptions. See "Description of the New Notes" under the heading "Certain Covenants."

        You should refer to the section "Risk Factors" for an explanation of some risks of participating in the exchange offer.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following table contains summary consolidated Results of Operations Data and Other Financial Data for 2001, 2002 and 2003 and the Balance Sheet Data as of December 31, 2002 and 2003, which have been derived from our audited consolidated financial statements for 2001, 2002 and 2003 included elsewhere in this prospectus. The Results of Operations Data and Other Financial Data for the three months ended March 31, 2003 and 2004 and the Balance Sheet Data as of March 31, 2004 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated Results of Operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for 2004. The consolidated Other Operational Data set forth below is unaudited.

        You should read the information set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Results of Operations Data:
Net sales	$458,020	$467,781	$468,636	$117,945	$120,981
Gross profit	39,566	41,435	24,694	7,410	3,154
Selling, general and administrative expenses	25,924	22,408	27,777	5,962	6,577
ESOP expense	8,640	8,122	7,200	2,030	1,800
Profit-sharing expense	290	161	—	—	—
Gain (loss) on disposal of assets	239	74	3,796	—	—
Operating profit (loss)	3,410	9,113	(8,256)	(1,006)	(5,681)
Net loss	(8,424)	(4,777)	(27,338)	(4,518)	(9,930)
Other Financial Data:
Depreciation and amortization	$16,347	$17,474	$18,128	$4,939	$4,720
Capital expenditures	11,833	18,306	12,377	3,922	2,165
Other Operational Data:
Shipments (tons):
Packaging segment	244,928	244,008	256,747	61,995	62,601
Paper segment	273,860	294,428	292,647	72,120	81,159
Average Price ($ per ton):
Packaging segment	$1,121	$1,136	$1,108	$1,127	$1,165
Paper segment	670	648	629	667	592

	As of December 31,		As of March 31,
	2002	2003	2004
	(dollars in thousands)
Balance Sheet Data:
Cash	$332	$2,123	$1,458
Total property, plant and equipment, net	198,989	192,671	190,114
Total assets	306,954	305,152	301,174
Total senior debt(1)	114,592	136,768	140,858
Parent Pay-in-Kind (PIK) Senior Subordinated Note(2)	40,406	37,124	37,124
Total debt	154,998	173,892	177,982
Obligation to redeem ESOP shares(3)	28,732	32,389	34,188
Obligation to redeem restricted stock units of parent(4)	2,484	2,519	2,504
Stockholder's equity	29,304	4,067	(6,067)

(1)
Total senior debt is defined as total debt (including capital lease obligations) less the Parent Pay-in-Kind (PIK) Senior Subordinated Note.

(2)
We provided $7.0 million to our parent to reduce the principal due on its pay-in-kind senior subordinated promissory note dated May 14, 1999, as amended, in the initial principal amount of $30.0 million, with interest payable in kind semiannually by the issuance of additional notes (the original note and all such pay-in-kind notes, together, the "Parent PIK Senior Subordinated Note"). The maturity of the Parent PIK Senior Subordinated Note was extended to May 14, 2009 concurrently with the consummation of the offering of the Old Notes. Payments of principal and interest under the Parent PIK Senior Subordinated Note are the legal obligations of our parent. Such payments are not secured by any of our assets and have not been guaranteed in any way by us. In addition, we are restricted from making such payments, other than the $7.0 million payment referenced above, by the indenture governing the Notes and our new working capital facility. The Parent PIK Senior Subordinated Note is reflected on our financial statements because a portion of the proceeds of the offering of the Old Notes was used to reduce the outstanding balance on the Parent PIK Senior Subordinated Note.

(3)
The dollar amount of our parent's obligation to redeem ESOP shares is determined by multiplying the per share value of our parent's common stock, as periodically determined by an independent appraiser, by the number of shares of our parent's common stock eligible for redemption at the time of computation. The ESOP provides that, to the extent the shares of common stock held in the plan accounts have not yet become readily tradable on an established market, participants can require our parent to repurchase the shares of common stock held in their retirement plan accounts over a five-year period (commencing one year after retirement, except for immediate commencement in the case of death) (i) upon their retirement or disability or (ii) six years after their termination of employment for reasons other than retirement or disability. As of March 31, 2004, the appraised value of our parent's common stock was $10.00 per share, which is the basis for the computations shown above.

(4)
The dollar amount of our obligation to redeem restricted stock units of our parent is the sum of (i) the number of fully vested shares multiplied by the fair value per share as of the balance sheet date and (ii) the cumulative compensation expense recognized through that date on unvested shares.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer.

  Risks Related to the Exchange Offer

  Holders that do not exchange their Old Notes hold restricted securities.

        If you do not exchange your Old Notes for New Notes, your ability to sell your Old Notes will be restricted.

        If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act. In addition, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would be adversely affected.

  Holders are responsible for compliance with exchange offer procedures.

        You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

        We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on June 15, 2004, or on a later extended date and time as we may decide. See "The Exchange Offer—Procedures For Tendering Old Notes."

  Requirements for transfer of exchange notes.

        Even the New Notes, in your hands, may not be freely tradable.

        Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain limitations. These limitations include that you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not submitted a no-action letter to the Commission regarding this exchange offer and we cannot assure you that the Commission would make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See "The Exchange Offer—Resales of the New Notes."

  Risks Related to the New Notes

        Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the New Notes.

        Since completion of the offering of the Old Notes, we have substantial indebtedness. As of March 31, 2004, we have approximately $140.9 million of total senior debt.

        Our high level of indebtedness could have important consequences, including the following:

  •
  reducing our ability to obtain additional financing;

  •
  reducing our cash flow;

  •
  placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt and greater financial resources;

  •
  hindering our flexibility in dealing with changes in our business and the industry; and

  •
  making us more vulnerable to economic downturns and adverse developments.

  We may incur additional indebtedness.

        Subject to restrictions in the indenture governing the Notes and our new working capital facility, we may incur additional indebtedness, which could increase the risks associated with our already substantial indebtedness. We will have the ability to borrow additional funds under our new working capital facility, which will be secured by liens on our accounts receivable and inventory that are senior to the liens securing the New Notes.

         We may not be able to generate the significant amount of cash needed to pay interest and principal amounts on our debt.

        We reported a net loss of $4.8 million for 2002, a net loss of $27.3 million for 2003 and a net loss of $9.9 million for the three months ended March 31, 2004, or the three-month period. If our cash flow and capital resources are insufficient to pay interest and principal under our new working capital facility, the New Notes and our other debt, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or attempt to restructure our debt. If any of those alternative measures do not permit us to meet our scheduled debt service obligations, we could face substantial liquidity problems.

         The proceeds from the collateral securing the New Notes may not be sufficient to pay all amounts owed under the New Notes if an event of default occurs. A portion of the collateral securing the New Notes is subject to control by the lenders under our new working capital facility, and your right to receive payments on the New Notes will effectively be subordinated to payments under our new working capital facility to the extent of the value of the assets securing that indebtedness.

        The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, we cannot assure you that liquidating the collateral securing the New Notes would produce proceeds in an amount sufficient to pay any amounts due on the New Notes after also satisfying the obligations to pay any other senior secured creditors.

        The collateral securing the New Notes is subject to a first-priority lien in favor of the lenders under our new working capital facility with respect to our accounts receivable and inventory (and related personal property), although the holders of the New Notes have a first-priority lien in their favor with respect to substantially all of our property, plant and equipment. As a result, upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under our indebtedness, our lenders under our new working capital facility will be entitled to be repaid in full from the proceeds of our accounts receivable and inventory (and related personal property) securing the indebtedness to them before any payment is made to you from the proceeds. On the other hand, you will be entitled to be repaid in full from the proceeds of our property, plant and equipment before any payment is made to the lenders under our new working capital facility from the proceeds of that collateral.

        The rights of the holders of the New Notes with respect to the collateral securing the New Notes are limited pursuant to the terms of an intercreditor agreement. Under the intercreditor agreement, the lenders under the new working capital facility have the ability to restrict your right to proceed against the collateral.

  The ability of the trustee to foreclose on the collateral may be limited.

        Your right to foreclose upon and sell the collateral securing the New Notes could be restricted under the Bankruptcy Code, which could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy case is commenced by or against us before the trustee repossesses and disposes of the collateral. Furthermore, the Bankruptcy Code may permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded "adequate protection" of its interest in the collateral. Because the courts have not precisely defined the term "adequate protection" and have broad discretionary powers, it is impossible to predict how long payments under the New Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the New Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

        Moreover, potential liabilities to third parties may preclude the trustee from foreclosing on collateral. For example, secured creditors that foreclose on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the real property. Consequently, the trustee may decline to foreclose on our real property or exercise other remedies available if it does not receive indemnification to its satisfaction from the holders of the New Notes.

        Finally, the trustee's ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the trustee's security interest in the collateral.

         The indenture for the New Notes and our new working capital facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and may hamper our operations.

        The indenture for the New Notes and our new working capital facility impose significant operating and financial restrictions on us. These restrictions restrict our ability to:

  •
  incur additional indebtedness;

  •
  repay indebtedness (including the New Notes) prior to stated maturities;

  •
  pay dividends on or redeem or repurchase our stock;

  •
  issue capital stock;

  •
  make certain payments or investments;

  •
  create certain liens;

  •
  sell certain assets or merge with or into other companies;

  •
  enter into certain transactions with stockholders and affiliates; and

  •
  otherwise conduct necessary corporate activities.

        In addition, our new working capital facility requires us to maintain specified financial ratios if excess availability falls below $15.0 million. If a default occurs, our lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the New Notes, and our assets may not be sufficient to satisfy our obligations under our indebtedness, including the New Notes.

  We may not be able to satisfy our obligations to holders of the New Notes upon a change of control.

        Upon the occurrence of a change of control, as defined in the indenture, we will be required to offer to purchase the New Notes at a price equal to 101% of the principal amount of the New Notes, together with any accrued and unpaid interest and penalty interest, if any, to the date of purchase. See "Description of the New Notes—Change of Control."

        We cannot assure you that, if a change of control occurs, we will have available funds sufficient to meet our repurchase obligations. Our other agreements may preclude us from using available funds to pay you or from selling assets in order to do so. Accordingly, none of the holders of the New Notes may receive the change of control purchase price for their New Notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the New Notes the rights described in "Description of the New Notes—Events of Default."

  We are controlled by KPS Special Situations Fund, L.P., whose interests may not be aligned with yours.

        As the controlling stockholder of our parent, KPS Special Situations Fund, L.P. is able to elect a majority of our board of directors, select our management team, determine our corporate and management policies and make decisions relating to fundamental corporate actions. KPS's interests may not be aligned with your interests as a holder of the New Notes.

  You cannot be sure that an active trading market will develop for the New Notes.

        There is no established trading market for the New Notes and we do not intend to list them on any securities exchange. We cannot assure you that a market for the New Notes will develop in the future. If such a market were to develop, the New Notes could trade at prices that are higher or lower than the initial offering prices depending on many factors, including the number of holders of the New Notes, the overall market for similar securities, our financial performance and prospects and prospects for companies in our industry generally. The initial purchaser of the Old Notes has informed us that they currently intend to make a market in the New Notes. However, the initial purchaser has no obligation to do so and may discontinue making a market at any time without notice. Therefore, we cannot assure you as to the liquidity of any trading market for the New Notes. We do not intend to apply (and are not obligated to apply) for listing of the New Notes on any securities exchange or any automated quotation system.

  Risks Related to our Business

  We are subject to the cyclicality of the paper industry.

        The market for paper products is highly cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can heavily influence our financial performance.

        Even though paper prices are now at an 11-year low, we cannot assure you that the current prices will be maintained or increase. Many of our products in the paper segment are commodities and thus are readily substitutable and are subject to robust competition. The prices for our products may fluctuate substantially in the future, and continued weakness in prices or downturns in market conditions could have a material adverse effect on our business, financial condition and operating results.

         Because our pulp and paper mill and all of our paper machines are located at a single complex, a material disruption at this complex could seriously harm, or affect the period-to-period comparability of, our financial and operating results.

        Our pulp and paper mill and all of our paper machines are located at our Canton mill. Since we do not have pulp and paper production elsewhere, a material disruption at our mill would have a material adverse effect on our business, financial condition and operating results. Such disruptions could be caused by:

  •
  maintenance outages;

  •
  prolonged power failures, including the effect of lightning strikes on our electrical supply;

  •
  a breakdown of our pulping process, digesters, recovery boilers, paper and paperboard machinery or other equipment failures;

  •
  a chemical spill or release;

  •
  the effect of a drought or minimal rainfall on our water supply;

  •
  disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels and roads;

  •
  fires, floods, earthquakes or other catastrophic disasters;

  •
  labor difficulties; or

  •
  other operational problems.

Any prolonged disruption in operations at the Canton mill would have a material adverse effect on our business, financial condition and operating results.

        Every five to six years, we shut down our Canton mill for approximately 5.5 days, called a "cold mill outage," to conduct maintenance operations that cannot be performed safely during operations. In addition, each year we shut down our hardwood and softwood pulp mills for routine maintenance, each called a "pulp mill outage." The occurrence of a cold mill outage or a pulp mill outage can materially harm our results of operations, and the timing of these outages can affect the comparability of our financial results for particular periods.

  Our operating results depend upon our wood chip and wood pulp costs.

        We do not own or control any timberlands or chip mills and must buy our wood chips and other raw materials either through supply agreements or on the open market. We have an agreement with International Paper Company for the supply of wood chips. The agreement's first five-year term expires in May 2004. We have exercised our first renewal option for an additional five-year period through May 2009 and we have a second five-year option at our discretion. The agreement requires minimum purchases and deliveries of wood chips. These chips account for approximately 40% of our total requirements. The prices that we pay International Paper for wood chips at any particular time may be greater or less than "spot" market prices. We also have oral and/or written agreements with numerous other suppliers in South Carolina, Georgia and Tennessee to purchase wood chips and wood pulp at market prices. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood chip and wood pulp needs on terms or in amounts satisfactory to us. As a result, our business, financial condition and operating results could suffer.

        In addition, the cost and availability of wood chips and wood pulp have at times fluctuated greatly because of weather, economic or general industry conditions. From time to time, timber harvesting may be limited by natural events, such as fire, insect infestation, disease, ice storms, excessive rainfall and wind storms, or by harvesting restrictions. Production levels within the forest products industry are also affected by such factors as currency fluctuations, duties and finished lumber prices. All of these factors can increase the price we must pay for wood chips and wood pulp from our existing suppliers or from any new suppliers. Selling prices of our finished products may not increase in response to raw material price increases. Our operating results may be seriously harmed if we are unable to pass any raw material price increases through to our customers.

         Unforeseen or recurring operational problems at any of our facilities may cause significant lost production.

        Our manufacturing process is vulnerable to operational problems that can impair our ability to produce our products. Each of our Canton mill, Waynesville extrusion facility and five DairyPak facilities contains complex and sophisticated machines that are used in our manufacturing process. We could experience a breakdown in our paperboard machine or any of our paper machines, pulping process, digesters, recovery boilers, extrusion polymer-coating machines, converting machines or other equipment. Such disruptions could cause significant lost production, which would have a material adverse effect on our business, financial condition and operating results.

  Labor disputes or increased labor costs could materially adversely affect our operating results.

        Approximately 75.5% of our active employees as of March 31, 2004 are represented by the Paper, Allied—Industrial, Chemical and Energy Workers International Union. Our current contract effects a 15% reduction in wages and benefits from prior levels, a wage freeze for the life of the contract and the flexibility to reduce headcount. The contract expires in May 2006. It is likely that the workers will seek a significant increase in wages and benefits at the expiration of this contract. Any significant work stoppage could adversely affect our ability to produce and sell our products and any significant increase in labor costs could have a material adverse effect on our ability to compete and on our financial condition and operating results.

  We face significant competition.

        The gable top carton business constituted over 40% of our total sales in 2003. Our primary competitor in the gable top carton market is International Paper, which has significantly greater financial and other resources than we have. In addition, new competitors or products could enter the market. If new technologies for plastic or other products are developed or the price of raw materials required to produce plastic products is significantly reduced, the demand for plastic containers or other products could increase with a concurrent decrease in use of paperboard liquid packaging. Any of these factors could result in a material reduction of our sales volume and revenue.

        We also compete in the paper, cup stock and ovenable paperboard markets. Some of our competitors in these markets have lower costs than we do and may be less adversely affected than we are by price declines. In addition, several of our competitors in these markets have significantly greater financial and other resources with a lower product cost basis than we have and thus can better withstand adverse economic or market conditions. Moreover, changes within the paper industry, including the consolidation of producers of products that compete with us and consolidation within the distribution channels for our products, have and may continue to occur and may adversely affect our business and financial performance.

        We compete on the basis of product quality and performance, price, product development, service, sales and distribution. Competing in our markets involves the following key risks that could have a material adverse effect on our business, financial condition and operating results:

  •
  our failure to anticipate and respond to changing customer preferences and demographics;

  •
  our failure to develop new and improved products;

  •
  aggressive pricing by competitors, which may force us to decrease prices in an attempt to maintain market share;

  •
  consolidation of our customer base that diminishes our negotiating leverage;

  •
  acquisition of a customer by one of our competitors, which thereafter replaces us as a supplier for that customer; and

  •
  our failure to control costs.

  We are dependent upon continued demand from our large customers.

        Our largest customers account for a significant portion of our net sales. Our ten largest customers represented 45.5% of our net sales in 2002, 44.5% of our net sales in 2003 and 44.2% of our net sales in the three-month period. In particular, one of our significant customers has filed for bankruptcy protection under Chapter 11, which will adversely affect our ability to collect certain outstanding accounts receivable as well as potential future revenue from this customer. The continuing loss or significant reduction of orders from any of our ten largest customers would have a material adverse effect on our business, financial condition and operating results.

         Developments in electronic data transmission as well as rising postal costs could weaken demand for our paper products.

        Recent trends in electronic data transmission and storage and the Internet have tended to reduce the demand for paper products, particularly traditional print media and envelopes. These trends could hurt our paper business.

        In addition, there has also been a trend toward on-line invoice payment. An increase in the cost of stamps, or an increased availability of on-line invoice payment options, could lessen demand for envelopes and, as a result, for our envelope papers by envelope converters.

         If we are unable to implement our business strategies, particularly our cost management strategy and our strategy to develop new products, our business and financial condition could be adversely affected.

        Our future operating results will depend in part on the extent to which we can successfully implement our business strategies, including the introduction of new products on a cost-efficient basis. However, our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. If we are unable to successfully implement our business strategies, our business, financial condition and operating results could be adversely affected.

         We are subject to significant environmental laws and regulations and environmental compliance expenditures.

        Our business is subject to a wide range of federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We may incur significant capital and operating expenditures to achieve and maintain compliance with applicable environmental laws and regulations. Our failure to comply with applicable environmental laws and regulations or permit requirements could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions. As an owner and operator of real estate, we may be responsible under environmental laws and regulations for the investigation, remediation and monitoring, as well as associated costs, expenses and third-party damages, including tort liability relating to past or present releases of hazardous substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of those substances on our property and may not be limited to the value of the property.

        In addition, we may discover new material environmental liabilities. New environmental laws (or regulations or changes in existing laws) may be enacted that require significant expenditures by us. If the resulting expenses significantly exceed our expectations, our business, financial condition and operating results could be adversely affected.

         Our facilities are highly capital intensive and we may not be able to obtain financing to fund necessary capital expenditures.

        Our business is highly capital intensive. Expansion or replacement of existing equipment, as well as compliance with environmental laws or regulations, may require substantial capital expenditures. We currently estimate that we will need to spend approximately $15.0 million for capital expenditures in each of the next three years, including 2004. At some point in the future, we may be required to obtain additional financing to fund capital expenditures. If we need to obtain additional funds, we may not be able to do so on terms favorable to us, or at all. If financing is not available when required or is not available on acceptable terms, we may not be able to fund necessary capital expenditures, which may have a material adverse effect on our business, financial condition and operating results.

  Our loss of key management personnel could adversely affect our business.

        Our future success depends, in significant part, upon continued services of our management personnel. We do not maintain any key-man insurance. The loss of services of one or more of our key senior management personnel could adversely affect our business, financial condition and operating results.

         The average age of our work force in the Canton mill is approximately 49 years, which could result in a significant rate of retirement of our skilled work force and increased costs for health care benefits.

        The average age of our work force in the Canton mill is approximately 49 years. Approximately 29% of our current work force is eligible to retire over the next seven years. In addition, we currently maintain a self-insured health care plan in which we assume a considerable amount of the costs. Health care costs have risen approximately 66.0% between 2000 and 2003. A significant loss of our skilled workers or a significant increase in health care benefit claims by our employees could have an adverse effect on our business, financial condition and operating results.

         Exposure to interest rate changes and other types of capital market volatility could increase our financing costs.

        We require both short-term and long-term financing to fund our operations, including capital expenditures. Changes in capital markets and/or our credit rating could affect the cost or availability of financing. In addition, we are exposed to changes in interest rates with respect to floating rate debt and in determining the interest rate of any new debt issues. Changes in the capital markets or prevailing interest rates can increase or decrease the cost or availability of financing.

         Changes in the political or economic conditions in the United States or other countries in which our products are sold can adversely affect our operating results.

        We sell our products in North America, Central America, Europe and Asia. The economic and political climate of each region has a significant impact on costs, prices and demand for our products. Changes in regional economies or political stability, including acts of war or terrorism, can affect the cost of manufacturing and distributing our products, price and sales volume, directly affecting our operating results. Such changes could also affect the availability or cost of insurance.

         The obligation of our parent to repurchase the shares of common stock held in employee retirement plan accounts and under certain restricted stock unit award arrangements could consume substantial amounts of our cash.

        Our parent, Blue Ridge Holding Corp., maintains an Employee Stock Ownership Plan for qualifying employees. The ESOP provides that, to the extent the shares of common stock held in the plan accounts have not yet become readily tradable on an established market, participants can require our parent to repurchase the shares of common stock held in their retirement plan accounts over a five-year period (commencing one year after termination, except for immediate commencement in the case of death) (i) upon their retirement or disability or (ii) six years after their termination of employment for reasons other than retirement or disability.

        Our parent has also entered into agreements with certain of our management employees entitling those employees to receive restricted common stock units that vest over a period of time and that grant to the employee certain rights to acquire restricted shares of common stock of our parent, upon the achievement of certain service criteria. These agreements also grant the employee the right, upon the occurrence of certain events or conditions, to require our parent to repurchase any fully vested shares of restricted common stock owned by the employee at fair market value determined at the time of repurchase.

        Our parent could cause us to fund its repurchase obligations under the ESOP or various restricted stock unit agreements, subject to the limitations of the indenture governing the New Notes and our new working capital facility. Under certain circumstances, any such payments to our parent could create a default under the New Notes. See "Description of New Notes—Limitation on Restricted Payments."

  Exposure to liabilities relating to employee benefit plans could reduce our net worth.

        Eligible current and former employees participate in our qualified defined benefit pension plan, with the result that our plan is liable for benefits earned by these employees for their past service and will be liable for any additional benefits earned by these employees in the future. Any investment of these plan assets in the stock market may be subject to significant volatility, which might result in a decline in the fair value of the plan assets. Statement of Financial Accounting Standards No. 87, "Accounting for Pensions," requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligations at the end of the year. As part of our acquisition of assets in May 1999, International Paper has agreed to indemnify us for certain plan liabilities for service prior to May 14, 1999. In 2003, the pension benefit obligations exceeded the fair value of plan assets by $5.2 million. See "Critical Accounting Policies and Estimates—Pensions and Postretirement Benefits." Continued recognition of a minimum pension liability not covered under the International Paper indemnity could materially impair our financial condition.

THE EXCHANGE OFFER

  Purpose and Effect of the Exchange Offer

        In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchaser, pursuant to which we agreed to file and use our best efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term "holder" means any person in whose name Old Notes are registered on the books of Blue Ridge Paper Products Inc. or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

        By tendering Old Notes in exchange for New Notes, each holder represents to us that:

  •
  any New Notes to be received by such holder are being acquired in the ordinary course of such holder's business;

  •
  such holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes;

  •
  such holder is not an "affiliate" of Blue Ridge Paper Products Inc. (within the meaning of Rule 405 under the Securities Act), or if such holder is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

  •
  such holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

  •
  we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

  •
  the Old Notes tendered for exchange are not subject to any adverse claims or proxies.

        Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section "Plan of Distribution."

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.

  Terms of the Exchange Offer

        We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.

        The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

  •
  the New Notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the Old Notes; and

  •
  holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the Registration Rights Agreement.

        The New Notes evidence the same indebtedness as and replace the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.

        The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading "—Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $125.0 million principal amount of Old Notes is outstanding.

        Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the section "Risk Factors" under the heading "Holders are responsible for compliance with exchange offer procedures."

        If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

        Holders who tender Old Notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges and expenses, other than specified applicable taxes. See the heading "—Fees and Expenses."

        WE MAKE NO RECOMMENDATION TO THE HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISORS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

  Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on June 15, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will notify the Exchange Agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

        We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

  •
  to delay the acceptance of the Old Notes for exchange;

  •
  to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading "—Conditions to the Exchange Offer" has occurred or exists or has not been satisfied;

  •
  to extend the expiration date and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading "—Withdrawal Rights"; and

  •
  to waive any condition or otherwise amend the terms of the exchange offer in any respect.

        If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the affected Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

        Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

  Acceptance for Exchange and Issuance of New Notes

        Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading "—Withdrawal Rights") promptly after the expiration date.

        In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

  •
  Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent's account at DTC;

  •
  the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

  •
  any other documents required by the letter of transmittal.

Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations with respect to Old Notes and other required documents are received by the exchange agent. The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent's account at DTC.

        Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading "—Withdrawal Rights."

  Procedures for Tendering Old Notes

  Valid Tender

        Except as set forth below, in order for Old Notes to be validly tendered pursuant to the exchange offer, either:

  •
  a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under the heading "—Exchange Agent" prior to the expiration date, and tendered Old Notes must be received by the exchange agent, or such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or

  •
  the guaranteed delivery procedures set forth below must be complied with.

        If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

        If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person's authority to so act must also be submitted.

        Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

        The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to Blue Ridge Paper Products Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

  Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the applicable Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected by book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents must in any case be delivered to and received by the exchange agent at its address set forth under the heading "—Exchange Agent" prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

        DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  Signature Guarantees

        Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the letter of transmittal.

        In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

  Guaranteed Delivery

        If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

  •
  such tenders are made by or through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

  •
  all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

  Determination of Validity

        All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the heading "—Conditions to the Exchange Offer" or any defect or irregularity in any tender of Old Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

        Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Blue Ridge Paper Products Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  Resales of the New Notes

        Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for New Notes that (1) are acquired in the ordinary course of a holder's business, (2) where such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and (3) such holder is not an "affiliate" of Blue Ridge Paper Products Inc. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section "Plan of Distribution."

  Withdrawal Rights

        Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading "—Exchange Agent" prior to the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and (if such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading "Procedures for Tendering Old Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading "—Procedures for Tendering Old Notes."

        All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither Blue Ridge Paper Products Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.

  Conditions to the Exchange Offer

        If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

  •
  a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading "—Resales of the New Notes";

  •
  the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

  •
  failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

  •
  any change or development involving a prospective change in our business or financial affairs that we think might materially impair our ability to proceed with the exchange offer.

        If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

  Exchange Agent

        U.S. Bank National Association has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By facsimile (for eligible guarantor institutions only):
(651) 495-8097

Confirm by telephone:
(800) 934-6802

By hand or overnight courier, or by registered or certified mail:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, Minnesota 55107-2292
Attention: Specialized Finance

        DELIVERY TO OTHER THAN THE ABOVE ADDRESS OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

  Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

        We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

        The exchange offer is intended to satisfy certain obligations of Blue Ridge Paper Products Inc. under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.

        In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the section "The Exchange Offer" under the heading "Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued.

        The net proceeds of the offering of the Old Notes were used to repay certain existing indebtedness and pay the fees and expenses related to the offering.

CAPITALIZATION

        The following table sets forth our cash, debt and total capitalization as of March 31, 2004. The information presented in the table below should be read in conjunction with "Use of Proceeds," "Summary Consolidated Historical Financial Data," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

At March 31, 2004
(dollars in thousands)
Cash	$1,458

Debt:
New working capital facility(1)	$13,350
Senior Secured Notes due 2008	125,000
Capitalized leases and other debt	2,508

Total senior debt	140,858
Parent PIK Senior Subordinated Note(2)	37,124

Total debt	177,982
Obligation to redeem ESOP shares(3)	34,188
Obligation to redeem restricted stock units of parent(4)	2,504
Stockholder's deficit	(6,067)

Total capitalization	$208,607

(1)
We have approximately $45.0 million available under the new working capital facility (of which approximately $13.4 million has been drawn down) and outstanding letters of credit of $4.3 million as of March 31, 2004.

(2)
In December 2003, we provided $7.0 million to our parent to reduce the principal due on its Parent PIK Senior Subordinated Note. The maturity of the Parent PIK Senior Subordinated Note was extended to May 14, 2009 concurrently with the consummation of the offering of the Old Notes. Payments of principal and interest under the Parent PIK Senior Subordinated Note are the legal obligations of our parent. Such payments are not secured by any of our assets and have not been guaranteed in any way by us. In addition, we are restricted from making any such payments, other than the $7.0 million payment referenced above, by the indenture governing the New Notes and our new working capital facility. The Parent PIK Senior Subordinated Note is reflected on our financial statements because a portion of the proceeds of the offering of the Old Notes was used to reduce the outstanding balance on the Parent PIK Senior Subordinated Note.

(3)
The dollar amount of our parent's obligation to redeem ESOP shares is determined by multiplying the per share value of our parent's common stock, as periodically determined by an independent appraiser, by the number of shares of our parent's common stock eligible for redemption at the time of computation. The ESOP provides that, to the extent the shares of common stock held in the plan accounts have not yet become readily tradable on an established market, participants can require our parent to repurchase the shares of common stock held in their retirement plan accounts over a five-year period (commencing one year after termination, except for immediate commencement in the case of death) (i) upon their retirement or disability or (ii) six years after their termination of employment for reasons other than retirement or disability. As of March 31, 2004, the appraised value of our parent's common stock was $10.00 per share, which is the basis for the balance shown above.

(4)
The dollar amount of our obligation to redeem restricted stock units of our parent is the sum of (1) the number of fully vested shares multiplied by the fair value per share as of the balance sheet date and (2) the cumulative compensation expense recognized through that date on unvested shares.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following table contains our selected consolidated financial data for the period from inception (May 14, 1999) through December 31, 1999, the years ended December 31, 2000, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004. Our selected consolidated Results of Operations and Other Data for 2001, 2002 and 2003 and our selected consolidated Balance Sheet Data at December 31, 2002 and 2003 have been derived from audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated Results of Operations and Other Data for the three months ended March 31, 2003 and 2004 and our selected consolidated Balance Sheet Data as of March 31, 2004 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated Results of Operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for 2004. Our selected consolidated Results of Operations and Other Data for 1999 and 2000 and our selected consolidated Balance Sheet Data at December 31, 1999 and 2000 have been derived from unaudited consolidated financial statements not included elsewhere in this prospectus. You should read the information set forth below in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Period from May 14 through December 31, 1999					Three Months Ended March 31,
		Year Ended December 31,
		2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Results of Operations Data:
Net sales	$294,434	$480,186	$458,020	$467,781	$468,636	$117,945	$120,981
Cost of goods sold:
Cost of goods sold, excluding depreciation and amortization	231,976	412,575	403,648	410,577	427,583	106,020	113,565
Depreciation and amortization	6,968	11,332	14,806	15,769	16,359	4,515	4,262

Gross profit	55,490	56,279	39,566	41,435	24,694	7,410	3,154

Selling, general and administrative expenses	26,796	26,466	25,924	22,408	27,777	5,962	6,577
Depreciation and amortization	430	324	1,541	1,705	1,769	424	458
ESOP expense	8,695	10,875	8,640	8,122	7,200	2,030	1,800
Profit-sharing expense	1,958	2,100	290	161	—	—	—
Loss (gain) on disposal of assets	—	370	(239)	(74)	(3,796)	—	—

Operating profit (loss)	17,611	16,144	3,410	9,113	(8,256)	(1,006)	(5,681)

Interest income	342	177	21	2	—	—	—
Interest expense, excluding amortization of deferred financing costs	(9,007)	(13,047)	(14,228)	(12,580)	(14,148)	(3,131)	(3,960)
Amortization of deferred financing costs	(506)	(912)	(1,125)	(1,312)	(4,934)	(381)	(289)

Income (loss) before income taxes	8,440	2,362	(11,922)	(4,777)	(27,338)	(4,518)	(9,930)
Income tax expense (benefit)	3,399	989	(3,498)	—	—	—	—

Net income (loss)	$5,041	$1,373	$(8,424)	$(4,777)	$(27,338)	$(4,518)	$(9,930)

	For the Period from May 14 through December 31, 1999							As of March 31,
			Year Ended December 31,
			2000		2001	2002	2003	2004
	(dollars in thousands, except ratios)
Balance Sheet Data:
Total assets	$268,967		$319,387		$298,797	$306,954	$305,152	$301,174
Total senior debt(1)	119,414		117,110		124,377	114,592	136,768	140,858
Parent PIK Senior Subordinated Note(2)	31,028		33,883		37,001	40,406	37,124	37,124
Total debt	150,442		150,993		161,378	154,998	173,892	177,982
Obligation to redeem ESOP shares	8,695		17,440		22,168	28,732	32,389	34,188
Obligation to redeem restricted stock units of Parent	1,177		1,316		1,781	2,484	2,519	2,504
Stockholder's equity (deficit)	38,940		43,063		35,177	29,304	4,067	(6,067)
Other Data:
Capital expenditures	$11,033		$46,672		$11,833	$18,306	$12,377	$2,165
Depreciation and amortization	7,904		12,568		17,472	18,786	23,062	5,009
Ratio of earnings to fixed charges(3)	1.8	x	1.0	x	—	—	—	—

(1)
Total senior debt includes current and long-term portion of notes payable, revolver and current and long-term portion of capital lease obligation.

(2)
In December 2003, we provided $7.0 million to our parent to reduce the principal due on its Parent PIK Senior Subordinated Note. The maturity of the Parent PIK Senior Subordinated Note was extended to May 14, 2009 concurrently with the consummation of the offering of the Old Notes. Payments of principal and interest under the Parent PIK Senior Subordinated Note are the legal obligations of our parent. Such payments are not secured by any of our assets and have not been guaranteed in any way by us. In addition, we are restricted from making any such payments, other than the $7.0 million payment referenced above, by the indenture governing the Notes and our new working capital facility. The Parent PIK Senior Subordinated Note is reflected on our financial statements because a portion of the proceeds of the offering of the Old Notes was used to reduce the outstanding balance on the Parent PIK Senior Subordinated Note.

(3)
Ratio of earnings to fixed charges includes income (loss) before income taxes, plus fixed charges, net of capitalized interest, divided by fixed charges. Fixed charges include interest costs incurred and estimated interest within rental expense. Earnings were insufficient to cover fixed charges in 2001, 2002, 2003 and the three months ended March 31, 2004 by $12,254, $5,204, $28,186 and $10,087, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Overview

        We are a vertically integrated manufacturer of specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products. We were incorporated in Delaware in 1999 and we acquired our business on May 14, 1999 by purchasing assets from Champion International Corporation, which was subsequently acquired by International Paper Company. The assets we acquired included the Canton mill, the Waynesville extrusion polymer-coating facility and five DairyPak converting plants. In connection with the acquisition, Champion International Corporation agreed to indemnify us from certain environmental liabilities relating to the acquired assets, including offsite liabilities incurred prior to the closing date under then existing regulations. Champion also agreed to retain (i) the pre-closing pension liabilities for all employees at the time of acquisition and (ii) post-retirement benefits liabilities relating to, at the time of acquisition, all existing retirees and those employees who were at least 55 years of age with 10 years of service. From 1990 to 1998, Champion spent over $458.0 million improving and modernizing the Canton mill and bringing the facility into compliance with all federal, state and local environmental laws. From 1999 to 2003, we spent approximately $115.4 million upgrading the paperboard machine, acquiring our Richmond facility, installing a new information system and making various other capital improvements at our facilities. We believe that these upgrades and capital improvements to our facilities should reduce our future capital requirements.

        Our business operates in two reporting segments, packaging and paper.

        The packaging segment, which contributed approximately 61% and 60% of our sales in 2003 and the three-month period, respectively, manufactures polymer-coated paperboard and converted gable top cartons sold under the DairyPak trademark. Polymer-coated paperboard is produced with bleached paperboard, which is manufactured at our mill in Canton and coated with polymers at our nearby facility in Waynesville, North Carolina. In 2003, at least 55% of the coated paperboard produced at our Waynesville facility was shipped to one of our DairyPak plants for conversion into gable top cartons. We sell these cartons to food and other consumer product companies for use in packaging beverages, such as juice and milk, dry foods, such as sugar and snacks, and other products such as fabric softener. The balance of coated paperboard produced by our Waynesville facility is sold in rolls directly to third-party converters of cup stock, ovenable food trays and cartons. In 2003, approximately 98% of the coated paperboard utilized by our DairyPak facilities was produced in our Waynesville facility. In 2003, approximately 12% of our packaging sales were exported, primarily to Europe, Central America and Asia.

        Net sales in the packaging segment are primarily affected by our product mix, consumer spending on food service and packaged foods and the value of the U.S. dollar in relation to other foreign currencies. We believe that both the demand for and the pricing of our packaging products is less sensitive to economic cycles than the demand for and pricing of our paper. During the 1980s and first half of the 1990s, sales of gable top milk cartons declined as plastic containers evolved as a substitute for gable top cartons. Since 1998, production of milk carton stock has remained relatively stable. In addition, the gable top juice carton market has grown due to an increase in juice consumption and product offerings. Gable top cartons are being used increasingly for new food and non-food applications. Sales of coated paperboard products have historically been relatively stable, but are typically characterized by slightly more price volatility than converted products.

        The paper segment, which contributed approximately 39% and 40% of our sales in 2003 and the three-month period, respectively, consists of sales of uncoated free sheet paper and uncoated paperboard manufactured at our Canton mill and sold to third-party converters and distributors. Sales of our paper products are primarily affected by general economic activity and business employment levels in the United States and the level of electronic substitution, direct mail and advertising. According to AF&PA, the industry has reduced permanent production capacity for uncoated free sheet paper from 15.2 million tons in 2000 to 13.6 million tons in 2002. In addition, due to market conditions, several of the major paper companies have temporarily curtailed production. Paper prices are now at an 11-year low. RISI projects prices for 50-pound offset printing paper to increase 3.4% in 2004 over the annual average price for 2003. RISI also projects an increase of 18.3% in 2005 in addition to the projected 2004 increases. In addition, RISI projects U.S. uncoated free sheet paper consumption to grow at an average rate of approximately 1.3% through 2018. Management believes that our packaging and paper segments are experiencing a recovery in market conditions. Our order backlogs have continued to increase in 2004 and current industry operating rates have improved. As described below, price increases are in effect for our major packaging and paper grades. Management anticipates that these improvements will be fully recognized by the end of June. These improvements will be offset in the second and third quarter by the severance expenses and maintenance expenses from planned pulp mill outages.

        Recent trends in electronic data transmission and storage and the Internet have tended to reduce the demand for paper products, particularly traditional print media and envelopes. In addition, there has also been a trend toward on-line invoice payment. An increased availability of on-line invoice payment options could lessen demand for envelopes and, as a result, envelope papers used by envelope converters.

        Wages and benefits are the largest components of the cost of goods sold for each of our segments, representing approximately 30.0% of consolidated cost of goods sold in 2003. Although wages have increased slightly in recent years, benefit costs have increased significantly, largely due to increasing health care costs. We expect health care costs to continue to rise. The second largest expense for each reporting segment is fiber, representing approximately 20.0% of the consolidated cost of goods sold in 2003, of which we produced approximately 89.0% of our required fiber at the Canton mill from wood chips and purchased the balance from various pulp suppliers. International Paper provides approximately 40% of the wood chips we need pursuant to a long-term supply agreement. The agreement's first five-year term expires in May 2004. We have exercised our first renewal option for an additional five-year period through May 2009 and we have a second five-year renewal option at our discretion. While the agreement ensures that we have a reliable long-term supply of wood chips, the prices that we pay International Paper for wood chips at any particular time may be greater or less than "spot" market prices. Currently, the prices we pay International Paper for hardwood chips are somewhat above, and for pine wood chips are slightly below, spot market prices. The balance of our wood chips is provided by numerous local suppliers at market prices. Wood chip prices for the three months ended March 31, 2004 declined approximately 2% from the fourth quarter of 2003. Management believes that wood chip prices will continue to decline in the second and third quarters of 2004 as the supply chain returns to higher supply levels than the tight supply that occured in the second half of 2003.

        Our business segments share corporate management, accounting, human resources and information systems. We do not allocate any corporate overhead to the two reporting segments.

        Since the majority of our capacity operates on a continuous basis, expenses such as labor, energy and maintenance are relatively fixed. We continuously strive to increase our production per hour and reduce our manufacturing cash costs per ton produced. Total tons sold increased from 521,291 in 2000 to 549,394 in 2003, while headcount fell from 2,150 active full-time or full-time equivalent employees as of December 31, 2000 to 2,068 as of December 31, 2003.

        In 2003, the Canton mill had a planned cold mill outage, which significantly increased the maintenance costs and halted production at the mill for 5.5 days. The "cold mill outage" is a scheduled shutdown of the facility that occurs every five to six years. This is necessary to allow inspection and preventative maintenance work on systems that remain in continuous operation and cannot be isolated from other systems without a complete shutdown of the facility. The cold mill outage is required by our insurance underwriters for risk management. As a result of the cold mill outage, we incur additional repair, maintenance and inspection expenses, as well as lost production and sales. The next cold mill outage is not scheduled to occur until the spring of 2008. In addition to our regularly scheduled cold mill outage, we also conduct, during each fiscal year, two pulp mill maintenance periods. Each pulp mill maintenance period lasts approximately five to ten days during which time we purchase our pulp requirements from various suppliers at market prices. The pulp mill maintenance periods effectively increase our manufacturing costs during such scheduled periods because purchasing pulp is more expensive than producing it at our own mill and because of the routine repair and maintenance expenses incurred during such maintenance periods. The timing of the two pulp mill maintenance periods each year may affect the comparability of the financial performance of one period with that of another period.

  Recent Developments

        In December 2003, we announced a packaging alliance with Italpack Cartons S.r.l., an entity organized under the laws of Italy, to produce gable top cartons for the European, African and Middle Eastern markets. As part of the alliance, we will supply all of the paperboard packaging and technical support and oversee the sales and marketing of the packaging in these regions. Italpack will produce and distribute the packaging to customers. In conjunction with our agreement with Italpack, we are permitted to designate one director to serve on Italpack's board of directors.

        On February 24, 2004, a significant customer filed for Chapter 11 bankruptcy protection. As of December 31, 2003, we had outstanding accounts receivable of $2.5 million and prepaid rebates and customer specific inventory of $0.2 million. Based on our assessment of the collectibility of the outstanding accounts receivable and the net realizable value of the inventory, a charge of $2.2 million was recorded as a component in operations during the year ended December 31, 2003.

        As of March 31, 2004, we had an outstanding accounts receivable balance of $1.3 million related to this customer. In addition, we have received cash payments of $0.9 million and $3.0 million as of December 31, 2003 and March 31, 2004, respectively, that may be subject to a claim in the Chapter 11 bankruptcy proceeding that they are "preferential payments" as defined in Chapter 11 bankruptcy laws and regulations and therefore subject to repayment. We have assessed the collectibility of outstanding receivables and the likelihood that cash payments deemed as preferential are unsuccessfully defended and have increased the valuation allowance by $0.1 million as of March 31, 2004.

        As part of the ongoing continuous improvement process, we announced restructuring plans for the Canton mill, DairyPak converting group and our corporate division in February 2004. The cost reduction initiative at the Canton mill and corporate division will reduce our salaried and hourly work force by approximately 90 people. Voluntary severance packages were offered and accepted by 33 employees in the quarter ending March 31, 2004, which resulted in a charge of $1.3 million. In addition, we announced the closing of the Fort Worth converting facility in Februry 2004. The production equipment and production output will be consolidated into our Clinton, Iowa and Athens, Georgia DairyPak facilities. We offered an involuntary severance package that provides certain benefits to all employees affected by this closure provided that they remained an active employee through their assigned release date. In the current period, a charge of $0.9 million was recorded in operations for severance costs and we expect to record another $1.3 million in estimated severance costs in the second quarter. We believe that the employee reduction and Fort Worth closure will result in annualized savings of approximately $7.5 million. In 2004, a portion of the anticipated savings will be realized as the reductions are phased in during the year. These anticipated savings will be offset by expenses associated with severance and integration costs of $4.6 million.

        In February 2004, Sweetheart Cup Company, one of our significant customers, was acquired by Solo Cup Company, which is not a customer of ours. We are currently supplying the Sweetheart operations under a contract that expires on September 30, 2004. We are currently in the process of negotiating a new contract with the Solo Cup Company.

        In February 2004, we announced a $60 per ton price increase effective March 1, 2004 on our envelope, offset, multipurpose and reply card grades. A similar price increase was announced at that time by most of our major competitors in these product lines. In March 2004, we, along with most of our competitors, announced a second price increase of $40 per ton for certain of our offset printing grades effective April 29, 2004 and $40 per ton for most of our specialty grades, effective May 15, 2004. If a majority of our competitors should ultimately determine it more advantageous to stabilize prices at this time rather than effectuate rate increases, we may not be able to implement or maintain our intended price increases.

        On March 15, 2004, we announced a 5% price increase effective June 1, 2004 for a portion of our carton business. For certain customers, the price increase will be delayed to a later date as specified in the respective customer supply contracts.

  Results of Operations

        The following table sets forth certain sales and operating data for our business segments for the periods indicated:

				Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net sales:
Packaging	$274.5	$277.1	$284.5	$69.9	$73.0
Paper	183.5	190.7	184.1	48.1	48.0

Total	$458.0	$467.8	$468.6	$118.0	$121.0

Operating profit (loss):
Packaging	$27.1	$28.7	$23.3	$4.0	$4.7
Paper	12.7	12.7	5.2	3.4	(1.5)

Total Segments Operating Profit	$39.8	$41.4	$28.5	$7.4	$3.2

Corporate Expenses	(36.4)	(32.3)	(36.8)	(8.4)	(8.8)

Total	$3.4	$9.1	$(8.3)	$(1.0)	$(5.6)

Percentage of net sales:
Packaging	59.9%	59.2%	60.7%	59.2%	60.3%
Paper	40.1	40.8	39.3	40.8	39.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Operating margin:
Packaging	9.9%	10.4%	8.2%	5.7%	6.4%
Paper	6.9	6.7	2.8	7.1	(3.1)

Total	8.7%	8.8%	6.1%	6.3%	2.6%

Shipments (tons):
Packaging segment	244,928	244,008	256,747	61,995	62,601
Paper segment	273,860	294,428	292,647	72,120	81,159

Total	518,788	538,436	549,394	134,115	143,760

Average price ($ per ton):
Packaging segment	$1,121	$1,136	$1,108	$1,127	$1,165
Paper segment	670	648	629	667	592

Average price	$883	$869	$853	$879	$842

  Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Net Sales.    Net sales for the three months ended March 31, 2004 increased $3.0 million or 2.5% to $121.0 million compared to $118.0 million for the same period in 2003. Our revenue in our packaging segment increased $3.1 million, while total net sales in our paper segment remained relatively flat, decreasing only $0.1 million.

        Net sales for our packaging segment in the three months ended March 31, 2004 increased $3.1 million, or 4.4%, to $73.0 million compared to $69.9 million for the same period in 2003. For the first three months of 2004, our packaging segment sold 62,601 tons of coated and converted paperboard products at an price of $1,165 per ton, compared to 61,995 tons sold for the same period in 2003 at an average price of $1,127 per ton. The increase in packaging segment sales was primarily attributable to an increase in average revenue per unit sold for both cartons and non-converted coated board coupled with an increase in volume of cartons shipped. The increase in average revenue per unit sold is reflective of a temporary shift in product mix to higher revenue products coupled with implemented contractual price increases on a portion of our carton business. Additionally, effective June 1, 2004, we have announced a 5% increase to list prices on a significant portion of our carton grades. A portion of this June increase will be delayed due to individual customer contract terms.

        Net sales for our paper segment in the three months ended March 31, 2004 decreased by $0.1 million or, 0.2%, to 48.0 million compared to $48.1 million for the same period in 2003. For the first three months of 2004, our paper segment sold 81,159 tons of paper and uncoated paperboard at an average price of $592 per ton, compared to 72,120 tons sold for the same period in 2003 at an average price of $667 per ton. Pricing for uncoated paper in the first quarter of 2003 reached its highest level since the first quarter of 2001 but gradually declined thereafter. We experienced severely depressed pricing for our paper grades in the second half of 2003 that carried forward into the beginning of 2004. We have implemented (i) a $40 per ton increase on our offset, multipurpose and reply card grades in March 2004, (ii) a $40 per ton increase on our envelope grades in April 2004 and (iii) an additional $40 per ton increase on our offset and reply card grades in April 2004. In addition, we have announced a $40 per ton increase for certain specialty grades effective May 2004. Management believes that pricing for our paper segment in 2004 should recover as the year progresses, with a positive impact on operating income for the paper segment, in particular, and the company as a whole.

        Operating Profit.    Total segments operating profit decreased $4.2 million, or 56.8%, to $3.2 million in the three months ended March 31, 2004 compared to $7.4 million for the same period in 2003. As a percentage of sales, total segment operating profit decreased to 2.6% in the three months ended March 31, 2004 from 6.3% for the same period in 2003. Despite increased production and sales volumes, total segment operating profit declined in the three months ended March 31, 2004 primarily due to (i) depressed pricing for our paper segment grades that reflected an 11.9%, or $5.7 million, decrease in revenue compared to the same period in 2003; (ii) increased cost of wood chips of $1.3 million; (iii) increase of $1.4 million in costs of coating materials at our Waynesville facility; and (iv) $1.2 million increase in severance payments related to the shutdown of our Fort Worth, Texas, DairyPak facility and production consolidation, as well as the planned elimination of approximately 80 salaried and hourly positions at our Canton mill. These expenses were partially offset by (a) improved pricing on our carton and coated products of $1.9 million due primarily to an improved product mix; (b) increased sales volume in our paper segment of $0.8 million; (c) improved production performance in both our packaging and paper segments of $1.8 million; and (d) $0.9 million due to decreased usage of purchased pulp at our Canton mill resulting from our increased internal pulp manufacturing. Management anticipates that wood chip prices, which have declined approximately 2% in the three months ended March 31, 2004, will continue to decline in the second and third quarters of 2004 as the supply chain returns to higher supply levels than the tight supply that occurred in the second half of 2003.

        Operating profit for our packaging segment increased $0.6 million, or 15.0%, in the three months ended March 31, 2004 to $4.7 million, or 6.4%, of packaging segment sales, compared to $4.0 million, or 5.7%, of packaging segment sales for the same period in 2003. The increase in operating profits was due to improved revenue per ton for our converted carton grades as well as improved productivity in both carton and coated board manufacturing partially offset by charges to income to recognize severance costs associated with the termination of operations at our Fort Worth, Texas, DairyPak facility.

        Operating profit for our paper segment decreased $4.9 million, or 144.1%, in the three months ended March 31, 2004 to an operating loss of $1.5 million, or 3.1%, of paper segment sales, compared to an operating profit of $3.4 million, or 7.1%, of paper segment sales for the same period in 2003. The decrease in operating profit was due to reduced revenue per unit on our paper sales and increased prices for wood chips, as well as charges to income to recognize severance associated with the elimination of salaried and hourly positions at the Canton mill. Management expects that savings related to those position eliminations will be more fully realized in the fourth quarter of 2004.

        Selling, General and Administrative.    Total selling, general and administrative expenses increased $0.6 million, or 10.0%, to $6.6 million in the three months ended March 31, 2004 compared to $6.0 million for the same period in 2003. This increased cost is attributable to an increase of $0.2 million in legal and audit fees and a $0.5 million negative benefits adjustment charged to selling, general and administrative expenses in the same period of 2003, partially offset by a decrease in other miscellaneous costs of $0.1 million.

        In 2004, we anticipate expenses related to severance payments due to the elimination of approximately 90 salaried and hourly positions at our Canton mill and at our headquarters. In addition, we anticipate expenses related to the consolidation of manufacturing capacity and the closure of our Fort Worth, Texas, DairyPak facility. We anticipate future savings in wages and benefits from these headcount reductions of approximately $7.5 million annually.

        ESOP Expense.    ESOP expense decreased $0.2 million, or 10%, in the three months ended March 31, 2004 to $1.8 million compared to $2.0 million for the same period in 2003. The ESOP expense is a non-cash expense, which results from the annual transfer of shares into the ESOP. The amount of the ESOP expense varies with the value of shares, which is determined by an independent appraisal at the end of each year.

  Year Ended December 31, 2003 (2003) Compared to Year Ended December 31, 2002 (2002)

        Net Sales.    Net sales for 2003 increased $0.8 million or 0.2% to $468.6 million compared to $467.8 million in 2002. Our revenue in our packaging segment increased $7.4 million, partially offset by a $6.6 million decrease in net sales in our paper segment.

        Net sales for our packaging segment in 2003 increased $7.4 million or 2.7% to $284.5 million compared to $277.1 million in 2002. The increase in packaging segment sales was primarily attributable to a 14.3% increase in coated paperboard volume, offset by a 1.1% decrease in converted products volume. The decrease in converted products sales and increase in non-converted coated paperboard sales was primarily attributable to a change in product mix. In 2003, our packaging segment sold 256,747 tons of coated and converted paperboard products at an average price of $1,108 per ton, compared to 244,008 tons sold in 2002 at an average price of $1,136 per ton. Average price per ton was negatively impacted by (1) the shift in product mix to a higher percentage of non-converted coated paperboard product sales (versus converted carton sales) and (2) average pricing declines of 4.2% in non-converted coated paperboard products, partially offset by an increase of 0.9% in price per ton of converted carton products in 2003 compared to 2002. The decline in non-converted coated paperboard pricing per unit reflects a shift in customer mix to support the increased sales volume.

        Net sales for our paper segment in 2003 decreased $6.6 million or 3.5% to $184.1 million compared to $190.7 million in 2002. The decrease was primarily due to a decrease in sales volume as a result of the 5.5 day cold mill outage. In 2003, our paper segment sold 292,647 tons of envelope paper, specialty paper, offset printing paper and uncoated paperboard at an average price of $629 per ton, compared to 294,428 tons sold in 2002 at an average price of $648 per ton. We believe that paper segment sales were reduced in part due to the cold mill outage and continued depressed market conditions in the envelope and offset market segment. We have recently announced a $60 per ton (or approximately a 10%) increase on many of our uncoated paper grades effective March 2004. A similar price increase has been announced by most of our major competitors in these product lines.

        Operating Profit.    Total segments operating profit decreased $12.9 million or 31.2% to $28.5 million in 2003 compared to $41.4 million in 2002. As a percentage of sales, total segments operating profit decreased to 6.1% in 2003 from 8.8% in 2002. Total segments operating profit declined in 2003 primarily because of (i) a reduction in uncoated paper prices of $3.4 million due to a downturn in the uncoated paper market, (ii) an increase in total raw material costs of approximately $5.6 million due to a wood chip shortage resulting from abnormally wet conditions limiting harvesting of hardwood timber in the southeastern United States, (iii) $3.2 million of expenses related to additional repair and maintenance work associated with the cold mill outage, (iv) $1.7 million in severance and other costs with respect to the shutdown of our Morristown, New Jersey DairyPak facility and (v) increased plastic material prices of $2.8 million, partially offset by the gain on the sale of the Morristown facility and various other assets of $3.8 million. However, we expect to recognize future annual cost savings associated with the consolidation of production of our Morristown facility with two of our other DairyPak facilities.

        Operating profit for our packaging segment decreased $5.4 million or 18.8% in 2003 to $23.3 million or 8.2% of packaging segment sales, compared to $28.7 million or 10.4% of packaging segment sales in 2002. The decrease in operating profits was due to (a) increased transfer cost of rawstock paperboard of $4.5 million; (b) lower sales price for poly coated paperboard of $3.0 million; (c) severance and other costs associated with the closure of the Morristown, New Jersey DairyPak facility of $1.7 million; (d) increased plastic material prices of $2.8 million; and (e) other miscellaneous expenses of $0.6 million. The increased transfer cost of rawstock paperboard was attributable to increased repair and maintenance associated with the cold mill outage and the increased cost of wood chips caused by the abnormally wet conditions limiting harvesting activities. These losses were partially offset by (a) increased sales volume on coated paperboard of $2.1 million; (b) increased pricing on carton sales of $1.3 million; and (c) gain on the sale of the Morristown facility and various other assets of $3.8 million.

        Operating profit for our paper segment decreased $7.5 million or 59.1% in 2003 to $5.2 million or 2.8% of paper segment sales, compared to $12.7 million or 6.7% of paper segment sales in 2002. The decrease in operating profit was due to (a) increased repair and maintenance associated with the cold mill outage of $3.2 million; (b) increased costs of wood chips caused by the abnormally wet conditions limiting harvesting activities of $5.6 million; (c) lower sales price for paper of $3.4 million; (d) reduced sales volume primarily due to the 5.5 day shutdown for the cold mill outage of $1.3 million; and (e) increased mix of purchased fiber of $2.5 million and miscellaneous items in the amount of $0.2 million. The aggregate decrease of $16.6 million was partially offset by the increased profit from improved uncoated paperboard pricing of $0.9 million, reduced non-cold mill maintenance expenses of

$2.0 million, increased rate to the packaging segment on paperboard transfer of $4.5 million, reduction in wages and benefits at the Canton mill of $0.7 million.

        Selling, General and Administrative.    Total selling, general and administrative expenses increased $5.4 million or 24.1% to $27.8 million in 2003 compared to $22.4 million in 2002. This increase was primarily attributable to a change in bad debt expense of $3.5 million, of which (i) $1.4 million represented recoveries in 2002 net of certain miscellaneous bad debt write-offs that did not reoccur in 2003 and (ii) $2.1 million related to the bankruptcy of one of our significant DairyPak customers. The remaining increase in selling, general and administrative expenses was attributable to severance expenses of approximately $0.5 million, an increase in salaries and benefits of approximately $1.1 million and approximately $0.5 million in additional expenses. In 2001, one of our major customers entered into liquidation, and we wrote off $5.3 million of accounts receivable due from that customer. In 2003, selling, general and administrative expenses were reduced by $0.2 million, due to partial recoveries of that write-off. As of October 1, 2003, the obligations under our management agreement were assigned to our parent such that the management fee is no longer one of our legal obligations; however, due to push-down accounting, we will continue to accrue these fees. In 2004, we anticipate one-time expenses related to severance payments due to the elimination of 100 salaried and hourly positions at our Canton facility and at our headquarters. In addition, we anticipate expenses related to the consolidation of manufacturing capacity and the closure of our DairyPak facility located in Fort Worth, Texas. We anticipate future savings to wages and benefits from these headcount reductions to be in excess of $8.7 million annually.

        ESOP Expense.    ESOP expense decreased $0.9 million or 11.1% in 2003 to $7.2 million compared to $8.1 million in 2002. The ESOP expense is a non-cash expense, which results from the annual transfer of shares into the ESOP. The amount of the ESOP expense varies with the value of the shares, which is determined by an independent appraisal at the end of each year. The decrease in 2003 reflects the decline in valuation of our shares to $10.00 per share in 2003 compared to $11.28 per share in 2002.

        Profit Sharing.    We did not record a profit sharing expense in 2003. In 2002, we recorded a profit sharing expense of $0.2 million. The profit sharing expense is calculated as a percentage of our pre-tax profit.

        Amortization of Deferred Financing Costs.    Amortization of deferred financing costs increased $3.6 million to $4.9 million in 2003 compared to $1.3 million in 2002. The increase reflects in part the write-off of the originating financing expenses of our prior Term A and B loans and revolving credit facility that were repaid with the proceeds of the offering of the Old Notes.

        Gain on Sale of Assets.    In 2003, as part of our consolidation and plant shutdown, we sold our Morristown, New Jersey, facility and various other assets for which we recorded a net gain of approximately $3.8 million. In 2002, we realized gains related to the sale of various assets totaling less than $0.1 million.

  2002 Compared to Year Ended December 31, 2001 (2001)

        Net Sales.    Net sales for 2002 increased $9.8 million or 2.1% to $467.8 million compared to $458.0 million for 2001. Net sales in 2002 were positively impacted by sales increases in our packaging segment and paper segment of $2.6 million and $7.2 million, respectively.

        Net sales for our packaging segment in 2002 increased $2.6 million or 0.9% to $277.1 million compared to $274.5 million for 2001. Converted products increased 3.0%, offset by a 4.8% decrease in coated paperboard volumes. In 2002, our packaging segment sold 244,008 tons of coated and converted paperboard products at an average price of $1,136 per ton, compared to 244,928 tons sold in 2001 at an average price of $1,121 per ton. Average price per ton was positively affected by the change in selling mix because converted products sell for a higher price than coated paperboard. Average price per ton was also impacted by a 0.5% increase in the price of converted products in 2002 compared to 2001. The price of coated paperboard products remained stable in 2002 compared to 2001.

        Net sales for our paper segment in 2002 increased $7.2 million or 3.9% to $190.7 million compared to $183.5 million in 2001. In 2002, our paper segment sold 294,428 tons of envelope paper, specialty paper, offset printing paper and uncoated paperboard at an average price of $648 per ton, compared to 273,860 tons sold in 2001 at an average price of $670 per ton. Average price per ton was negatively impacted in 2002 as compared to 2001 by price decreases of 2.8% and 7.1% for uncoated paper and uncoated paperboard, respectively. Our price per ton decreased as a result of the poor economic environment, which served to lower commodity paper prices, including our envelope paper and offset printing papers. We partially offset the decrease in pricing of envelope paper and offset printing paper by emphasizing sales of higher-price, higher-margin specialty paper.

        Operating Profit.    Total segments operating profit in 2002 increased approximately $1.6 million or 4.0% to $41.4 million compared to $39.8 million in 2001. As a percentage of sales, total segments operating profit increased to 8.8% in 2002 compared to 8.7% of sales in 2001. Total segments operating profit was negatively impacted by a 10.3% increase in health care and benefits in 2002 compared to 2001. Total segments operating profit in 2001 was also negatively impacted by $8.0 million of additional expenses incurred in purchasing paperboard from a third party due to production difficulties caused by the upgrade and modernization of our paperboard machine, offset by $2.2 million received through a settlement agreement entered into with the contractor. Total depreciation and amortization included in cost of goods sold in 2002 increased $1.0 million to $15.8 million, compared to $14.8 million in 2001.

        Operating profit for our packaging segment in 2002 increased $1.6 million or 5.9% to $28.7 million, or 10.4% of packaging segment sales, compared to $27.1 million for 2001, or 9.8% of packaging segment sales. Polymer prices increased slightly from 2001 to 2002. These increased expenses were offset by improved productivity of our paperboard machine at our Canton mill. In 2002, our daily production rate increased 8.7% from 2001.

        Operating profit for our paper segment in 2002 remained stable at $12.7 million, or 6.7% of paper segment sales, compared to $12.7 million in 2001, or 6.9% of paper segment sales.

        Selling, General and Administrative.    Total selling, general and administrative expenses in 2002 decreased $3.5 million or 13.5% to $22.4 million, compared to $25.9 million in 2001. This decrease was primarily attributable to a decrease in bad debt expense in 2002. In 2001, one of our major customers entered into liquidation, and we wrote off $5.3 million of accounts receivable from that customer. In 2002, selling, general and administrative expenses were reduced by $1.4 million, representing a partial recovery of that write-off. In 2001, accrual for litigation expenses was reduced by $0.6 million, thereby reducing selling, general and administrative expenses by the same amount. Salaries and benefits increased by $1.0 million in 2002 compared to 2001 primarily due to rising health care costs. Other miscellaneous expenses increased $1.6 million in 2002 compared to 2001.

        ESOP Expense.    ESOP expense in 2002 decreased $0.5 million or 5.8% to $8.1 million compared to $8.6 million in 2001. The decrease in 2002 reflects the decline in valuation of our shares to $11.28 per share compared to $12.00 per share in 2001.

        Profit Sharing.    Our profit sharing expense in 2002 decreased 33.3% or $0.1 million to approximately $0.2 million compared to approximately $0.3 million in 2001. The decline in profit sharing expense was the result in a decline in pre-tax profit from 2001 to 2002.

        Gain on Sale of Assets.    For 2002, we recorded a gain on the sale of various assets of approximately $0.1 million compared to an approximate $0.2 million gain in 2001.

  Liquidity and Capital Resources

        Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs. Our total senior debt, defined as total debt less the Parent PIK Senior Subordinated Note, at March 31, 2004 was approximately $140.9 million. Subject to our performance, which if adversely affected could affect the availability of funds, we expect to be able to meet our liquidity requirements for 2004 through cash provided by operations and through borrowings available under our new working capital facility. We cannot assure you, however, that this will be the case. Our new working capital facility requires that that we meet certain financial covenants, including a covenant to maintain a fixed charge coverage ratio if excess availability falls below $15.0 million. In addition, we must meet certain affirmative and negative operating covenants. In the event of default or if the outstanding balance of the revolving credit facility is greater than $25.0 million and the borrowing availability falls below $15.0 million, the credit agreement provides for activation of controlled bank accounts to apply daily cash collections toward the outstanding revolving loan balance. See "Risk Factors." At March 31, 2004, the working capital facility's outstanding balance was approximately $13.4 million and the borrowing availability was approximately $27.3 million.

        Net cash used in operating activities was $0.5 million and $2.9 million for the three months ended March 31, 2004 and 2003, respectively. Net cash provided by operating activities was $7.8 million in 2003, $28.5 million in 2002 and $8.8 million in 2001. The decrease in the three months ended March 31, 2004 compared to the same period in 2003 was attributable to a net loss of $9.9 million, partially offset by improvements in working capital. Working capital improvements were primarily due to a reduction of inventory and an increase in interest payable, partially offset by a reduction in accounts payable. The increase in interest payable reflects the semi-annual payment of scheduled interest on the Notes. The increased net loss was primarily due to lower selling prices, severance expense and higher wood chip prices as described above. The decrease in 2003 compared to 2002 was primarily due to a decrease in net profit attributable primarily to the factors described above in operating profit. The increase in 2002 compared to 2001 was primarily due to an increase in net profit and improvements in working capital.

        Net cash used in investing activities was $2.2 million and $3.9 million for the three months ended March 31, 2004 and 2003, respectively, $6.4 million in 2003, $17.1 million in 2002 and $11.7 million in 2001. Net cash used in investing activities for the three months ended March 31, 2004 and 2003 reflects total capital expenditures, of which $0.9 million was spent for environmental compliance in each of the three-month periods. The cash used for investing activities in 2003 reflects the proceeds of $6.0 million generated from the sale of the Morristown facility. Our capital expenditures were $14.0 million in 2003 (of which $1.7 million was financed through capital leases), $18.3 million in 2002 and $11.8 million in 2001. In 2003, capital spending for environmental compliance totaled $2.2 million. Other capital expenditures in 2003 included approximately $0.9 million for capitalized interest and $1.0 million for landfill closure costs. In 2002, capital spending for environmental compliance totaled $5.2 million. Other significant expenditures in 2002 included approximately $1.5 million for improved gauging systems to improve product quality, with the balance of spending for normal maintenance projects. In 2001, capital spending for environmental compliance was $1.4 million with other significant spending required for completion of our ERP system and tooling for the offset press at our Richmond facility.

        Capital expenditures for 2004 are projected to total approximately $12.4 million, of which $5.8 million is for environmental compliance. We are in the process of upgrading our boilers to comply with nitrous oxide (NOx) gas emission regulations for a total estimated cost of $13.2 million through 2006. In addition, we anticipate spending approximately an aggregate of $9.2 million from 2004 to 2006 to comply with the Maximum Achievable Control Technology I and II federal standards developed by the U.S. Environmental Protection Agency (MACT I and MACT II). We currently estimate that we will spend an average of approximately $15.0 million in each of the next three years (including 2004) for capital expenditures for environmental compliance and maintaining current operations.

        We expect to contribute approximately $2.9 million to our pension plan and $0.1 million to our postretirement benefits plan in 2004. The estimated future benefit payments for both plans are expected to be $0.2 million, $0.3 million, $0.3 million, $0.5 million, and $0.7 million, for the years ended 2004 through 2008, respectively. The aggregate estimated benefit payments in the five years from 2009 through 2013 is $9.0 million.

        Net cash provided by financing activities was $2.0 million and $8.4 million for the three months ended March 31, 2004 and 2003, respectively. Net cash provided by financing activities was $0.4 million in 2003. Net cash used in financing activities was $12.1 million in 2002. In 2001, net cash provided by financing activities was $3.5 million. The net change in cash provided by financing activities in the three months ended March 31, 2004 was due to a $4.2 million increase in borrowings under our line of credit offset by the repayment of separation notes payable of $1.6 million and other cash expenditures of $0.6 million used in financing activities. The net change in 2003 was due to the $125.0 million in proceeds from the offering of the Notes, offset by the (a) net reduction in borrowings and capital lease obligations of $105.3 million; (b) $9.7 million in associated costs related to offering of the Notes; (c) $7.0 million payment on the Parent PIK Senior Subordinated Note; and (d) $2.6 million in other cash expenditures used in financing activities. The change in 2002 primarily reflects a net reduction in borrowings and capital lease obligations of $9.8 million. In 2001, net borrowings increased $7.3 million primarily due to the additional cost associated with the paperboard machine modernization project.

        At May 14, 1999, we entered into a $200.0 million credit facility with a group of lenders, with General Electric Capital Corporation ("GE Capital") acting as agent. The facility was comprised of Term A loan of $60.0 million and Term B loan of $75.0 million in addition to a line of credit. On March 10, 2003, the credit facility was amended to decrease the line of credit from $65.0 million to $55.0 million. We used the proceeds from the offering of the Old Notes to repay all outstanding balances under this facility. Simultaneously with the consummation of the offering of the Old Notes, we have entered into a new $45.0 million working capital facility with GE Capital, as lender and as agent for the lenders. As of March 31, 2004, we have drawn down approximately $13.4 million under our new working capital facility. Our new working capital facility has a maturity date of December 15, 2008. It is secured by a first priority perfected security interest in all of our accounts receivable, inventory and related personal property and a second priority perfected security interest in all other collateral, subject to prior liens. See "Description of Certain Indebtedness."

        Our parent partially financed the acquisition of assets from Champion International Corporation (subsequently acquired by International Paper Company) in May 1999 with the Parent PIK Senior Subordinated Note. Payments of principal and interest under the Parent PIK Senior Subordinated Note are the legal obligations of our parent. Such payments are not secured by any of our assets and have not been guaranteed in any way by us. In addition, we are restricted from making any such payments by the indenture governing the Notes and our new working capital facility, other than for the payment referenced below. The Parent PIK Senior Subordinated Note is reflected on our financial statements because we have provided $7.0 million of the proceeds of the offering of the Old Notes to reduce the outstanding balance on the Parent PIK Senior Subordinated Note. The maturity of the Parent PIK Senior Subordinated Note was extended to May 14, 2009 concurrently with the consummation of the offering of the Old Notes.

        As of December 31, 2003, our material obligations under firm contractual arrangements (including commitments for future payments under long-term debt obligations, ESOP, capital and operating lease arrangements and other long-term obligations) were:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$134,935	$37	$81	$134,225	$592
Parent PIK Senior Subordinated Note(1)	37,124	—	—	—	37,124
Capital lease obligations	2,031	611	1,105	246	69
Operating lease obligations	6,959	1,656	2,306	1,994	1,003
ESOP(2)	32,389	831	2,762	4,059	24,737
Restricted stock repurchase(2)	2,361	—	2,361	—
Pension & Post Retirement Plan	19,109	202	600	1,170	17,137
Purchase obligations(3)	143,811	25,588	53,535	53,535	11,153
Other long-term liabilities reflected on balance sheet under GAAP	2,824	—	1,342	—	1,482

Total(4)	$381,543	$28,925	$64,092	$195,229	$93,297

(1)
The fully accreted value at maturity of the Parent PIK Senior Subordinated Note is $61,119.

(2)
The dollar amount of our parent's obligation to redeem ESOP shares and restricted stock shares is determined by multiplying the value of our parent's common stock, as periodically determined by an independent appraiser, by the number of shares of our parent's common stock eligible for redemption at the time of computation. As of December 31, 2003, the appraised value of our parent's common stock was $10.00 per share and the number of shares available for redemption was 3,238,884 and 236,100 for the ESOP and restricted stock, respectively, which is the basis for the computations shown above.

(3)
The value of the minimum required based on current pricing to purchase wood chips from International Paper through May 2009.

(4)
Although not yet contractual obligations of the Company, we estimate that we will spend $22.4 million in equipment upgrades over the next three years in order to stay in compliance with environmental regulations.

  Net Operating Loss Carryforwards

        At December 31, 2003, we had federal net operating loss carryforwards ("NOLs") of $98.9 million and state NOLs of $95.7 million available to offset future taxable income. Our federal NOLs expire at various dates between 2020 and 2023. Our state NOLs expire at various dates between 2005 and 2023.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductibles differences, net of valuation allowances provided.

  Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to certain market risks, including interest rate risk. Risk exposures relating to this market risk is summarized below. This information should be read in connection with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

  Interest Rate Management

        We manage interest cost using a combination of fixed and variable rate debt. As of March 31, 2004, we have $125.0 million Notes at 9.5% and a $45.0 million new working capital credit facility at variable rates of interest. As of March 31, 2004, approximately $13.4 million was outstanding under our new working capital credit facility at a short-term interest rate of 1.25% over Applicable Revolver Index Margin. Our revolver has two options for interest rates Applicable Revolver Libor Margin ranging from 2.5% - 3.0% or Applicable Revolver Index Margin ranging from 0.75% - 1.25% during the first six months of the agreement we use the highest percent in each option. In addition, as of March 31, 2004, we have a $0.8 million mortgage note with a maximum interest rate of 5.5% and a remaining duration of seven years.

  Recent Accounting Developments

        In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. It establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this standard effective September 30, 2003, with no material effect on our financial position or results of operations.

        In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method and the liability should be accreted to its face amount. Prior to SFAS No. 143, we had recorded obligations for these asset retirement obligations.

        We adopted SFAS No. 143 on January 1, 2003 and recorded a $45,000 net of taxes to the consolidated statement of operations. The adoption adjustment also included increases to fixed assets, net, of $153,000 and long-term obligations of $57,000. Asset retirement obligations were recorded for those obligations where a legally enforceable obligation exists, the life is determinable and a reasonable estimate of fair value can be made. Asset retirement obligations recorded in connection with the adoption of SFAS No. 143 were for industrial waste landfills. The capitalized cost recorded is depreciated over its estimated useful life on a straight-line basis. We determined that the effect of adopting SFAS No. 143 as of January 1, 2003 was not material; therefore, the cumulative effect adjustment has been included in cost of goods sold.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on our financial statements. Upon the consummation of the offering of the Old Notes and the repayment of our outstanding debt then existing under our previous credit facility, we recognized a $3.2 million debt extinguishment charge that is recorded as a component of other income (expense) in our consolidated statement of operations for 2003.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in the entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R did not have a material effect on our consolidated financial statements.

        In December 2003, FASB issued Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. Our disclosures in note 10 of the accompanying consolidated financial statements included elsewhere in this prospectus incorporate the requirements of Statement 132 (revised).

  Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to establish accounting policies and to make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments based on facts at hand but also contain matters of uncertainty.

        Critical accounting policies and estimates that require judgments by management that affect their application and which may have a significant effect on the recorded results of our operations and financial position are accounts receivable valuation, long-lived assets, pension and postretirement benefits, income taxes, environmental costs and valuation of common equity shares.

  Accounts Receivable Valuation

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Within the most recent three years, we have had two significant customers file bankruptcy resulting in write-offs of 4% and 9% of the outstanding receivable balance.

  Long-Lived Assets

        Long-lived assets consist of the net depreciated value of property, plant, and equipment. Property, plant, and equipment is recorded at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Replacements and significant improvements of major units of property are capitalized using a project threshold basis in accordance with our policy. In addition, interest is capitalized for projects during the period of construction. Maintenance, repairs, and minor replacements are expensed as incurred. Depreciation on plant and equipment is calculated using the straight line method over the estimated useful lives of the assets as follows:

Land improvements	10-24 years
Buildings and improvements	3-40 years
Machinery and equipment	5-35 years
Software and computer equipment	3-5 years
Office equipment	6-10 years

        Plant and equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. For the impairment or disposal of long-lived assets, we follow the guidance contained in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets may not be recoverable. A long-lived asset classified as held for sale is initially measured and reported at the lower of its carrying amount or the fair value less selling expenses. Recoverability of a long-lived asset is measured by comparing the carrying amount of the asset to the sum of the estimated future undiscounted cash flows expected to be generated by the asset. In estimating the future undiscounted cash flows we use future projections of cash flows directly associated with, and which are expected to materialize as a direct result of the use and/or disposition of the asset.

        We measure asset impairment based on our two business segments, paper and packaging. The net carrying amount of each segment's long-lived assets are compared to future undiscounted cash flows of that segment to determine impairment. Management uses assumptions and estimates in determining future product pricing and costs of manufacturing. While these are based on experience and other information which management believes to be reasonable and appropriate under current circumstances future events may change the outcome of our analysis.

  Income Taxes

        We file a consolidated tax return with our parent. Income taxes are computed as if we were filing a separate tax return.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        We evaluate on a regular basis the realizability of our deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion of all of our deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment. Due to our lack of pre-tax income in recent years, we have a full valuation allowance on our net deferred tax assets. We evaluate our deferred tax assets and liabilities on a periodic basis and adjust these balances as appropriate.

  Pensions and Postretirement Benefits

        We have a defined benefit pension plan for salaried employees. The benefits are based on years of service and annual compensation forecasts. The cost of this program is being funded currently through contributions to an independently managed trust.

        We also sponsor an unfunded defined benefit health care plan for substantially all retirees and employees. We accrue the projected future cost of providing postretirement benefits during the period that employees render the services necessary to be eligible for such benefits.

        Assumptions used to record our obligation for these plans are updated annually on our measurement date, December 31, and are disclosed in Note 10 to our consolidated financial statements included elsewhere in this prospectus. These assumptions directly impact the actuarial valuation of the assets and obligations recorded on our consolidated balance sheet and the income or expense that flows through our consolidated statement of operations. We base our assumptions on either historical or market data that we consider reasonable under the circumstances. Variations in these assumptions could have a significant effect on the amounts reported through our consolidated statement of operations. Using a higher or lower rate of 0.25% in the discount rate would change the annual pension expense by approximately $50,000, assuming no changes in other plan assumptions. Additionally, our pension plan assets are valued annually on December 31, and are subject to market conditions, including closing stock prices, on that date. Had these pension plan assets been valued at another date, the value of the pension assets may be significantly different.

        Our pension plan assets had market gains of 27.4% in 2003 due to the improving stock market while lower interest rates increased the pension liabilities. This caused pension liabilities to exceed pension plan assets and required additional minimum pension liability and a reduction to shareholder's equity of approximately $0.8 million. Additionally, based upon the revised actuarial assumption at

December 31, 2003, pension expense and cash contributions will increase approximately $38,000 and $900,000, respectively, in 2004. Our other nonpension postretirement expense will increase approximately $240,000 in 2004, primarily as a result of health care cost increases.

  Environmental Costs

        We recognize liabilities for environmental remediation when it is probable that a liability has been incurred and can be reasonably estimated. We determine our liability on a site-by-site basis, and it is not discounted or reduced for possible recoveries from insurance carriers. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized.

        We acquired the Canton mill, Waynesville extrusion facility and the DairyPak converting plants (other than the Richmond, Virginia, facility) from International Paper Company, formerly known as Champion International Corporation on May 14, 1999. As part of that acquisition, International Paper agreed to indemnify the Company of environmental conditions that arose prior to May 14, 1999. Any remediation of environmental contamination after that date is our responsibility.

        We are subject to extensive federal and state environmental regulation and laws. It is management's ongoing environmental objective to (1) control all emissions into the air, water and ground that would have an adverse affect on the environment, (2) continue to upgrade and improve pollution control equipment and environmental performance, and (3) maintain 100% compliance with all environmental laws and regulations.

        The Environmental Protection Agency issued final cluster rule regulations in 1998 to be met by 2006, which establish new requirements for air emissions and wastewater discharges from pulp and paper mills. In addition, regulations were issued to reduce the emissions of nitrogen oxide from our boilers, which must be met by May 2006. We estimate that we will spend $22.4 million in equipment upgrades over the next three years to meet these regulations.

        In the normal course of business we use landfills to dispose of our solid waste created in the manufacturing process. SFAS No. 143 defines how to account for asset retirement obligations in connection with industrial waste landfills. SFAS No. 143 requires estimates in future closing costs, life of the landfill and net present value interest rates. We adopted SFAS No. 143 on January 1, 2003 and accordingly recorded an asset of $982,000. Assumptions and estimates used in determining the valuation for this landfill are reviewed periodically and adjustments are recorded.

  Valuation of Parent's Common Equity Shares

        At our inception, the Blue Ridge Paper Products Employee Stock Ownership Plan, or the ESOP, was established into which our parent contributes cash or stock for the benefit if all eligible employees in return for a reduction in employee compensation.

        For each plan year, our parent contributes cash or stock to the ESOP as determined by the board of directors, not to exceed our maximum deductible for tax purposes or the maximum participant compensation under guidelines of the Internal Revenue Service. On a fully diluted basis and not giving effect to the retirement of any employees, employees would own 40% of our parent by May 13, 2006 through common stock allocations, subject to the current labor contract. Assuming that the labor contract is in effect for the seven-year period, it is expected that approximately 5.7% of ownership of our parent will be allocated to participants each plan year (3.6% was the pro-rated allocation for the period from May 14, 1999 to December 31, 1999). In certain cases, the remainder of the, 40% of our parent's authorized stock that has not been contributed will immediately be issued to the ESOP, for allocation to participants over the remainder of the initial seven-year period.

        In addition to the ESOP, certain of our management employees hold restricted common stock units of our parent which vest with service over varying periods of time. Each year we employ an independent appraiser to provide an appraisal of our common equity share value, based on certain assumptions and estimates, in order to record the ESOP expense as well as the obligations to redeem ESOP shares and restricted stock units.

BUSINESS

  Our Company

        We are a vertically integrated manufacturer of specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products. We believe we are a leading North American producer of gable top cartons used for packaging juice, milk and other products and of ovenable paperboard used for heating packaged foods in microwave and conventional ovens. Our products also include polymer-coated bleached paperboard (including cup stock), envelope paper, specialty and offset printing paper and uncoated bleached paperboard. Our customers include leading food producers (including Florida's Natural and Dean Foods), consumer product companies (including Procter & Gamble and Unilever), ovenable paperboard and cup manufacturers (including Pactiv and Sweetheart), envelope manufacturers (including MeadWestvaco and National Envelope), printers and distributors. We believe we produce high-quality products and provide a high level of customer service and technical support.

        We own and operate a pulp and paper mill, an extrusion polymer-coating facility and five packaging plants. In 2003, our pulp and paper mill in Canton, North Carolina produced an aggregate of 556,600 tons of paper and paperboard. Our Canton mill consists of a hardwood pulp mill, a softwood pulp mill, three paper machines, one paperboard machine, a wastewater treatment facility, power generation facilities, a landfill and a lake. The Canton mill supplies 100% of the paperboard utilized by our extrusion facility (polymer coating and laminating), which is located less than 10 miles from the Canton mill in Waynesville, North Carolina. Our extrusion facility supplies third-party users of coated paperboard and our five DairyPak™ gable top packaging plants, which are strategically located near our major food processing customers. To better serve our customers, we have a product development department that has developed a number of new processes and products, some of which are patented. In 2003, we generated revenues of $468.6 million.

        Our business is comprised of two segments, packaging and paper.

        Packaging Segment.    In 2003, our packaging segment generated revenues of $284.5 million or approximately 61% of our total revenues and sold approximately 256,700 tons of polymer-coated paperboard and converted packaging. In 2003, at least 55% of the coated paperboard produced at the Waynesville extrusion facility was converted at our DairyPak facilities into gable top cartons. The remaining coated paperboard was sold to third parties for the production of ovenable food trays, paper cups and other coated packaging. We believe the categories of the packaging market we supply have historically been less cyclical than the general market and are characterized by long-standing customer relationships, long-term contracts and relatively stable pricing.

        Paper Segment.    In 2003, our paper segment generated revenues of $184.1 million or approximately 39% of our revenues in 2003 and sold approximately 292,600 tons of envelope paper, specialty paper, offset printing paper and uncoated paperboard. Due to our flexible production capabilities, we are able to produce specialty and commodity papers in a broad range of grades, weights and colors, and with specialized properties, such as grease resistant and high-strength characteristics. We also have the ability to change our production quickly to produce both large and small batch orders in response to customer demands.

        We were incorporated in Delaware in 1999. At the time of incorporation, we acquired the Canton mill, Waynesville extrusion facility and the DairyPak converting plants from Champion International Corporation, which was subsequently acquired by International Paper Company. Since our inception, we have continued to expand our operations, increase operating efficiencies and productivity to reduce costs, divest ourselves of non-strategic assets where cost effective and diversify our market segments and customer base. In April 2000, we acquired the Richmond, Virginia, facility from Westvaco Corporation (subsequently known as MeadWestvaco Corp.), which currently is a part of our DairyPak operations. In 2003, we shut down and sold one of our DairyPak facilities in Morristown, New Jersey, for which we recorded a gain of approximately $3.7 million. We do not believe that we have lost any customers or revenue as a result of this closure. Customers from the Morristown facility are now being supplied by the Olmsted Falls, Ohio, and Athens, Georgia, facilities.

  Industry Overview

        We believe that, during the last five years, there has been a significant consolidation in the uncoated free sheet paper industry. According to the AF&PA, uncoated free sheet paper annual capacity has been reduced by over 10% from 2000 to 2002, which is the first significant reduction in domestic capacity since 1980. We believe that this reduction should result in an increase in price as overall economic conditions improve and the demand for paper and paperboard increases. The AF&PA estimates domestic capacity will grow at a nominal rate of 1% per year through 2005.

        Coated Bleached Paperboard.    Bleached paperboard is initially produced in large rolls and subsequently coated with either clay or polymers. After coating, paperboard is typically sold to converters for use in the production of end-user packaging. According to RISI, total U.S. production capacity in 2003 for bleached paperboard was approximately 5.3 million tons, representing an average operating rate of 93.5% of capacity. Bleached paperboard is typically used for: (i) food service, such as cup stock and tray stock (approximately 1.2 million tons produced in 2002 according to the AF&PA); (ii) liquid packaging, including gable top cartons used for juice, milk, specialty liquids and certain snacks (approximately 1.0 million tons produced in 2002 according to the AF&PA); (iii) folding cartons, poster board and cosmetics packaging (approximately 2.8 million tons produced in 2002 according to the AF&PA); and (iv) other items. We compete in the food service and liquid packaging categories utilizing polymer coatings. The United States has historically been a net exporter of bleached paperboard. Total U.S. bleached paperboard production is estimated to have declined at a 0.9% compound annual rate from 1998 to 2020, according to the AF&PA. However, U.S. production of solid bleached milk carton stock, the primary raw material used in the production of gable top cartons, has been relatively stable for the past ten years, with an annual growth rate of approximately 1% during the same period.

        Paper.    U.S. uncoated free sheet paper capacity totaled approximately 13.6 million tons in 2002 according to the AF&PA. We compete in the following three categories in the uncoated free sheet market (which together totaled approximately 6.0 million tons of U.S. shipments in 2002): (i) envelope paper, (ii) specialty papers and (iii) offset printing paper. Envelope paper is sold to envelope converters that process it into envelopes. Our specialty paper category primarily consists of specialty envelope paper, colored paper, business forms and business reply cards, as well as other products of niche categories. Our offset printing paper category consists of papers utilized for commercial printing applications such as books, newsletters, brochures, manuals and inserts. Offset printing paper is a commodity product. RISI has projected U.S. uncoated free sheet paper consumption to grow at an average annual rate of approximately 1.3% through 2018.

  Business Strengths

        Stable Cost Structure and Significant Operating Leverage.    We believe our relatively stable cost structure and our cost reduction programs have improved our ability to operate in an environment of lower demand and reduced prices, and have positioned us to take advantage of future increases in prices and demand. During the past three years, we have reduced our operating costs, consolidated our manufacturing facilities by closing our Morristown, New Jersey, facility and implemented new accounting and management information systems to enable us to manage our business more profitably. Manufacturing cash costs per ton produced at the Canton mill have been reduced by 3.1% from the 2000 fiscal year to the 2003 fiscal year. In 2000, the Canton mill produced 516,793 tons with an aggregate cash cost of $268.7 million, or $520 per ton, compared to 556,600 tons produced in 2003 at an aggregate cash cost of $280.3 million (adjusted for cold mill outage related expenses of $3.2 million), or $504 per ton. In addition, the combination of our integrated pulp and paper mill, extrusion facility and converting operations, together with our relatively stable cost structure, provides us with significant operating leverage. The costs of each of the three largest components of our cost of goods sold—labor, wood chips and energy—generally do not vary with increases in the price of paper. Our primary labor agreement, which provides for fixed wage rates, expires in 2006 and approximately 40% of our wood chips are purchased under a long-term contract with two five-year renewal options, one of which has already been exercised. We also produce all of our steam and approximately 60% of our electrical power for the Canton mill, and we utilize coal rather than natural gas in our mill operations. In addition, we produce approximately 89% of our total pulp requirements and all of the paperboard required by our extrusion facility. As a result, our pulp and paperboard costs are significantly lower and more stable than the cost of purchasing pulp or paperboard from third parties. We expect our operating results will benefit significantly from future increases in paper and paperboard prices.

        Market Leader in Gable Top Cartons and Ovenable Paperboard.    We believe we are a leading North American producer of gable top cartons used for packaging juice, milk and other products and of ovenable paperboard used for heating packaged foods in microwave and conventional ovens. In addition, we have strong customer relationships, long-term contracts and attractive margins in our packaging segment. Gable top cartons and ovenable paperboard products are primarily used in the food and beverage industries, which historically have been less cyclical than the general market with relatively stable pricing. The relatively stable demand for these products enhances our ability to maximize operating efficiencies and margins. In 2003, gable top cartons and ovenable paperboard products accounted for approximately 73% of our total packaging segment sales.

        Flexible Paper Manufacturing.    Our paper machines can produce a wide range of products and grades and can be used for larger output jobs as well as smaller short-run jobs. We can manufacture smaller output jobs and shorter runs on a more cost-effective basis than some of our competitors that operate larger machines or that are less integrated. Our flexible manufacturing base enables us to focus on high-margin products, such as specialty papers used in high-performance industrial and consumer applications where margins tend to be higher than commodity grades.

        Long-term Contracts.    A majority of our sales within our packaging segment and approximately 90% of our DairyPak sales are subject to multi-year contracts, ranging from one to seven years. In addition, we have stable, long-standing relationships with many of our largest customers. Most of our 20 largest customers have purchased products from us for over ten years. Our principal customers include leading food producers, paperboard and envelope converters, printers and paper distributors, including Florida's Natural, Dean Foods, Prairie Farms, Unilever, Procter & Gamble, Pactiv, Sweetheart and MeadWestvaco.

        Valuable and Modernized Asset Base.    We have a valuable asset base with a net book value of plant, property and equipment as of December 31, 2003 of $192.7 million. Our plant and property consists of seven owned and operated production facilities—our Canton mill, our Waynesville extrusion facility and our five DairyPak facilities. Our facilities have been modernized and are currently environmentally compliant, in large part due to the significant capital invested in our facilities over the past 13 years. From 1990 to 1998, the previous owner of our facilities invested approximately $458.0 million in capital expenditures at our Canton mill. From the date of our inception in 1999 through 2003, we spent an additional $115.4 million from internally generated funds in additional capital projects. These capital improvements have increased our efficiency, improved our product quality, reduced unscheduled downtime and enabled us to comply with stringent environmental regulations. As a result of the high levels of past capital expenditures, we believe that our future capital expenditures will be reduced.

        Significant Barriers to Entry.    It is difficult and expensive for new competitors to enter our industry. Entry barriers include significant capital requirements, difficulty in obtaining permits, patented technologies and long-standing customer relationships. We do not believe that a new greenfield bleached kraft pulp mill has been built in the United States for over 12 years. In addition, our extrusion process is highly engineered, our barrier products are protected by patents and we have stable, long-standing relationships with many of our largest customers.

  Business Strategy

        Continue to Improve Operations.    We continually strive to improve product quality and operating margins through cost savings and productivity improvements, while providing a high level of customer service and support. Since we acquired our assets in 1999, we have implemented numerous initiatives and programs to improve productivity, margins and quality, including:

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  successfully implementing an advanced ERP (enterprise resource planning) and order fulfillment system in 2000;

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  upgrading our paperboard machine to improve quality and efficiency in 2000;

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  reducing total headcount significantly since 1998;

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  implementing a QMS (quality management system) in early 2002;

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  introducing an EBITDA Improvement program in 2002 to reduce operating costs at the Canton mill, which has resulted in significant annualized savings;

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  improving DairyPak operations by consolidating facilities in 2003 and 2004;

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  implementing an SQA (supplier quality assurance) program in the second quarter of 2003; and

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  initiating a Six Sigma quality improvement program in the third quarter of 2003.

        Manufacturing cash costs per ton produced at the Canton mill have been reduced by 3.1% from the 2000 fiscal year to the 2003 fiscal year. We believe that our focus on continuing to improve operations and product quality positions us to achieve increased operating margins from future paper and paperboard price increases.

        Optimize Product Mix.    We intend to increase our revenue and operating margins by increasing sales of our higher-margin, value-added, converted packaging products. We also intend to further expand our sales of higher-margin specialty paper and paperboard products and envelopes, while reducing our sales of lower-margin offset printing paper. Since 1999, DairyPak sales of premium, high-definition graphic liquid packaging products have increased from 15% of our total converted packaging sales volume to 32% in 2003. Since 2000, our sales of specialty paper products have increased from 17% to 25% of our total paper segment sales in 2003.

        Develop New Product Lines.    We continually strive to develop new, innovative products, particularly within our packaging segment. We have introduced products for new and existing applications, and improved our color printing technology and capabilities. We work closely with our customers' design teams to address their various design and product needs. We also have developed patented barriers that improve vitamin and flavor retention and extend the shelf life of products. Currently, these products are used primarily in the domestic liquid packaging market and we intend to expand the application of these products into international liquid packaging and domestic dry goods. We own rights to 15 U.S. and foreign patents and currently are in the process of applying for seven additional patents.

  Products

        We produce specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products.

  Packaging Segment

        We produce bleached paperboard in our Canton mill, a product used in high-end segments of the packaging industry due to its strength, brightness and favorable printing and graphic surface features. Bleached paperboard is processed into a variety of end products, including liquid packaging such as juice and milk cartons, ovenable paperboard, cup stock and folding carton products. We market our products to the liquid packaging and food service categories of the bleached paperboard market. A small amount of our gable top cartons are sold into the non-beverage market for end-use products such as fabric softeners and dry goods.

        Our Waynesville extrusion facility receives all of the bleached paperboard used in its production from our Canton mill. Once paperboard has been coated in Waynesville, at least 55% is sent to our five DairyPak conversion facilities, with the remainder sold to third parties for the production of ovenable paperboard, cup stock and other paperboard products.

  Gable Top Cartons

        Our gable top cartons contain a number of patented barrier structures. These barrier structures consist of multiple layers of polymers designed to protect packaged contents, retaining vitamins and flavor to enhance shelf life. In addition, our gable top cartons provide a wide range of features, including flexographic printing (a lower cost, lower resolution graphic) and lithographic printing (a higher cost, higher resolution graphic). They are available in more than 30 different sizes ranging from four ounces to one gallon and in multiple configurations to accommodate all types of standard commercial gable top filling equipment. Our gable top cartons are produced under a variety of trademarks, including DairyPak™, Vitasaver™, Vitalock™ and Reflexion™.

  Ovenable Paperboard

        We offer a full line of ovenable paperboard sold directly to converters of ovenable trays used for heating packaged foods in microwave and conventional ovens. They are used primarily for packaging food requiring a minimal level of preparation, such as frozen dinners. The converters print, cut and form the trays from our roll stock. The converted ovenable trays are then sold to food producers who fill the trays and distribute the completed product to wholesale or retail outlets. Our ovenable paperboard products are offered in a variety of thicknesses, in both polymer-coated and uncoated forms and in rolls of multiple widths and diameters.

  Cup Stock Paperboard

        We sell a full line of paperboard cup stock for hot beverages (one-sided polymer coating) and paperboard cup stock for cold beverages (two-sided polymer coating) in rolls directly to converters for disposable food service products. These converters then print, cut and form disposable paper containers that are used as drinking cups for hot and cold beverages. Our stock is sold in rolls of multiple widths and diameters. In general, we produce cup stock for two types of cups—standard and promotional. The standard cup product is functionally driven with average levels of print quality required. A standard cup product typically utilizes a simple type of image or easily recognizable product name, such as the name of a quick service restaurant. The promotional cup is considered a value-added product and is used to promote a certain brand name or image.

  Liquid Packaging Paperboard

        In addition to the coated paperboard that we supply to our DairyPak facilities, we also sell coated paperboard for export to liquid packaging converters in Central America and Europe and to other types of packaging converters in Asia. The paperboard roll stock used to produce gable top packaging that is exported internationally is the same type of roll stock that we supply to our DairyPak facilities and offers a similar array of features.

  Paper Segment

        Our paper segment consists of three paper machines at the Canton mill that produce uncoated free sheet paper, most of which is sold directly to our customers in large rolls for a variety of end products. In general, our paper machines service three primary market categories: (i) envelope paper, (ii) specialty paper for various applications and (iii) offset printing paper for commercial printing.

  Envelope Paper

        Envelope paper buyers consists primarily of envelope converters who process the uncoated free sheet paper into envelopes. We believe that we have a strong reputation in the envelope paper category and we offer envelope converters a broad line of standard and custom products, each of which is designed for optimal performance in the converting and insertion process. Our product types are available in a wide variety of weights, surface finishes and colors. Our envelope papers are used by envelope converters in multiple applications, including standard first class mail, heavier weight mailings, special applications demanding more color and higher-end quality envelope paper.

  Specialty Paper

        We produce paper for several specialty categories. Our specialty paper products are comprised of two groups: writings and packaging. The writings group customers consists of printers and converters that produce specialty envelope products, specialty pre-printed types of business forms and specialty printing applications.

        We also offer select products for multiple packaging and converting niche categories, such as sugar bags, oil and grease resistant paper for inside liners of food packaging, building papers for construction, food packaging board and paper for such end-use applications as lollipop sticks that are U.S. Food and Drug Administration qualified.

  Offset Printing Paper

        Offset printing paper generally refers to commodity printing and writing paper and is primarily used for commercial printing applications in books, newsletters, brochures, manuals and inserts. We currently offer a broad range of standard white and colored offset printing papers under the trademark Skyland to merchants serving commercial printers and form converters. Our offset printing paper products consist of smooth and vellum finishes in a basic weight range of 40 to 70 pounds. They are produced in multiple colors and in standard, high-brightness and high-opacity applications. Commercial printers generally run offset printing paper on high-speed printing presses utilizing a wide range of inks. We believe our offset printing paper offers commercial printers consistent and reliable performance on these high-speed printing presses.

  Uncoated Paperboard

        A small portion of uncoated paperboard produced at our Canton mill is sold directly to third parties in the uncoated paperboard market, primarily for food service disposable end products such as disposable lunch boxes, food trays and wax cups.

  Manufacturing

  The Canton Mill

        Our Canton, North Carolina, mill is a vertically integrated pulp and paper manufacturing complex with an aggregate annual paperboard and paper capacity in excess of 565,000 tons. Our mill complex is a 1.9 million square foot facility in close proximity to major interstates and railroads, with a rail spur that runs directly into the mill. We produce a wide variety of paperboard and paper at our mill, including liquid packaging paperboard, disposable cup paperboard, ovenable paperboard and printing and writing paper.

        We produce most of the bleached kraft pulp needed in our mill through our modern bleaching plants, with a small balance of required pulp purchased through supply contracts. Under a license agreement dated May 14, 1999 between us and Champion International Corporation (subsequently acquired by International Paper), we were granted a royalty-free, perpetual, irrevocable and non-exclusive license to use the patented Bleach Filtrate Recycle (BFR) process at the Canton mill. This advanced process enables us to re-use and recycle water that we would otherwise be forced to discharge. In recognition of our environmental achievements, we became a charter member of the U.S. Environmental Protection Agency's National Environmental Achievement Track. The award cites our efforts to ensure sound environmental management, continuous improvement, public outreach and sustained environmental compliance.

        We satisfy all our steam requirements for the pulp, paper and paperboard process and approximately 60% of our electrical needs through our steam and power generation plant. The balance of our electrical needs are externally supplied by a local utility company, Progress Energy. Our power boilers generate the steam from coal. Our use of coal has historically stabilized our fuel costs compared to the utilization of natural gas and oil-fired boilers. The balance of our steam requirements is supplied through our recovery boilers, which burn black liquor, a byproduct of the pulping process, and a boiler fueled by tree bark and other waste byproducts.

        Since 1990, both we and the predecessor owner of the mill have expended substantial capital investments to upgrade and modernize the Canton facility, resulting in more efficient and economic production of higher-quality paperboard and paper. Our mill includes a hardwood pulp mill, a pine wood pulp mill, a power generation plant, three paper machines and one paperboard machine. Our paperboard and paper production at the mill in 2003 was 556,600 tons.

        The majority of bleached pulp is produced by the kraft process. Raw material fibers from wood chips are cooked under pressure in a chemical mixture in digesters, essentially large pressure cookers. The pulp is then washed and bleached over several stages to produce white pulp for the paper and paperboard. As part of the mill upgrade in 1993, a new softwood pulp bleaching plant was built and a hardwood pulp bleaching plant was rebuilt, for an aggregate capital cost of approximately $289.0 million. These modern bleaching plants produce approximately 490,000 tons of bleached pulp annually, which accounts for approximately 89% of our annual requirement, with the balance purchased from third-party suppliers at market prices.

        Our paper and paperboard machines combine the bleached kraft fiber with other chemicals and materials to produce bleached paperboard and paper. The uncoated free sheet paper produced on the three paper machines is sold directly to customers in large and narrow rolls for a variety of end products in the paper markets. The majority of the bleached paperboard produced on the fourth machine is sent to our Waynesville facility to satisfy all of its requirements, with the remaining uncoated paperboard sold to third parties.

        The flexibility of these machines enables us to provide a broad line of products for diverse markets as well as to focus on individual customer needs by developing customized grades for specific product requirements. During periods of economic weakness, our manufacturing flexibility allows us to supply other markets, thereby assisting us to adjust to shifting market conditions.

  Raw Material Sources and Supply

        The primary raw materials used by the mill are wood chips, coal and electricity. We have an agreement with International Paper for supply of wood chips that expires in May 2004, with two five-year renewal options at our discretion. We have provided notice to International Paper to exercise our first renewal option for an additional five-year period commencing upon the expiration of the current term in May 2004. The agreement requires minimum purchases and deliveries of wood chips. These chips are supplied by two International Paper facilities in South Carolina and Tennessee and account for approximately 40% of the total mill requirements. The balance of the wood chip requirement is supplied through oral and written agreements with over 80 different suppliers in the Southeast. Coal is supplied to us by two companies. We satisfy all our steam requirements for the pulp, paper and paperboard process and approximately 60% of our electrical needs through our steam and power generation plant. The balance of our electrical needs are externally supplied by a local utility company, Progress Energy. Our power boilers generate the steam from coal. Our use of coal has historically stabilized our fuel costs compared to the utilization of natural gas and oil-fired boilers. The balance of our steam requirements is supplied through our recovery boilers which burn black liquor, a byproduct of the pulping process, and a boiler fueled by tree bark and other waste byproducts.

  Waynesville Facility

        We own and operate a polymer-extrusion coating facility in Waynesville, North Carolina. The facility is located less than 10 miles from our Canton mill and is accessible to interstates and railroads. The Waynesville facility contains three extrusion coating machines and miscellaneous finishing equipment.

        The Waynesville facility receives all of its paperboard from our mill. At Waynesville, we produce value-added paperboard products that are primarily marketed to domestic and international processed food packaging and food service industries. In 2003, at least 55% of the extruded paperboard was sent to our five DairyPak facilities for conversion into gable top cartons, with the remainder sold to third parties for the production of ovenable trays, disposable cups and other types of packaging. Our products are engineered with barrier properties for demanding end-use products such as juice beverages and fabric softeners. These patented barrier-structured products are sold under a variety of trade names. We also produce a specialty holographic laminated product marketed under Dazzlepak™ for use in party plates, gift boxes and promotional cartons.

        Our extrusion coating equipment applies many types of protective polymers including multiple density polyethylene, polypropylene, polyesters, nylons and other specialty polymers. In addition, we produce polymer laminated products using metal foils and films that are laminated to the paperboard.

  Raw Material Sources and Supply

        The principal raw materials used in extrusion coating are bleached paperboard (supplied entirely through the Canton mill) and polymers that are supplied by Phillip's Chevron at market prices.

  DairyPak Converting Facilities

        We own and operate five converting plants located in five states, each of which produce value added gable top cartons for beverages, food products and other specialty products. At our DairyPak facilities, we provide a broad range of graphic capabilities, from simple one-color printing to high resolution seven-color graphics printed directly onto the cartons. The cartons are printed, precision die cut and formed on specialized high-speed sealing equipment. Our gable top cartons are typically used for beverages (juice and milk products), food products, specialty liquids (such as fabric softeners) and other miscellaneous dry products, including sugar. Virtually all of our converted products are sold in North America and the Caribbean.

        One facility produces only lithographic printed cartons, which utilize a higher-cost, higher-resolution graphic; three of our DairyPak facilities produces only flexographic printed cartons, which produce a lower-cost, lower-resolution graphic; and one facility produces a combination of both types of printed cartons.

        In December 2003, we announced a packaging alliance with Italpack Cartons S.r.l., an entity organized under the laws of Italy, to produce gable top cartons for the European, African and Middle Eastern markets. As part of the alliance, we will supply all of the paperboard packaging and technical support and oversee the sales and marketing of the packaging in these regions. Italpack will produce and distribute the packaging to customers. In conjunction with our agreement with Italpack, we are permitted to designate one director to serve on Italpack's board of directors.

  Raw Material Sources and Supply

        The principal raw material used by our DairyPak converting facilities is polymer-coated paperboard. Our converting plants receive approximately 98% of polymer-coated paperboard from our Waynesville facility, with the balance purchased from third-party suppliers.

  Sales and Customer Support

  Packaging Segment

        At our Waynesville facility, our sales group sells our coated paperboard rolls directly to converters and also maintains various broker channels. We have nine full-time employees in the bleached paperboard sales, field technical services and marketing group. In addition to sales support, we provide our customers with technical and troubleshooting services.

        In our DairyPak operations, we sell our converted gable top carton products directly to our customers. As an additional component to our support group, our technical support team performs routine maintenance and periodic adjustments of filling equipment and provides training and preventative maintenance programs for our gable top carton customers. We have 36 full-time positions within our DairyPak sales group, consisting of outside sales representatives, inside customer service representatives and field engineers.

        As part of our customer support service, we operate a laboratory and testing center located at our Waynesville facility for our customers' technical needs. These services include the development of new barrier structures, new packaging applications, in-depth troubleshooting services of customers' products and other packaging enhancements. The customer support technical staff has seven full-time technical positions ranging from scientists to technicians.

  Paper Segment

        Sales channels vary in our paper segment by product line. Our primary product line of envelope papers is sold directly to our customers. For our other product lines, we sell directly to some of our customers and also maintain multiple merchant and broker channels. We have 24 full-time employees in the sales, technical service, product development and marketing group for all of our paper products. In addition, we provide our customers with technical troubleshooting services and product development services with respect to their converting operations including a laboratory at our Canton facility.

  Competition

  Packaging Segment

        Bleached paperboard is manufactured by eight major suppliers in the United States, two in Canada and numerous international producers. With respect to our gable top cartons, we compete predominantly in the United States with International Paper Company, TetraPak and EloPak. With respect to our coated paperboard, we compete predominantly with MeadWestvaco Corp., Cascades Inc., Georgia-Pacific Corporation, Potlatch Corporation, International Paper Company and Smurfit Stone Container Corporation. See "Risk Factors—Risks Related to Our Business—We face significant competition." Volatility in currency rates can have a significant impact on the profitability of the export liquid packaging markets. Generally, we quote our prices in U.S. dollars, thereby mitigating our currency exchange risk.

        We believe that our paperboard products in our packaging segment compete on the basis of quality, dedicated customer service, customer relationships, product performance and, to a lesser extent, price. We also compete on the basis of product availability and price with respect to our cup stock produced for promotional cups and, with respect to our gable top cartons, on the basis of print quality and graphic properties.

  Paper Segment

        We compete with other producers of paper in this segment, including International Paper Company, P.H. Glatfelter Co., Domtar Inc., Boise Cascade Inc. and Weyerhaeuser Company. Many factors influence our competitive position in this segment, including price, product quality, product performance, range of product, product availability and dedicated customer service. See "Risk Factors—Risks Related to Our Business—We face significant competition."

        In addition, recent trends in electronic data transmission, electronic bill paying and the Internet have tended to reduce the demand for paper products and could adversely affect the products of traditional print media and envelope converters, including our customers. However, neither the timing nor the extent of those trends can be predicted with certainty.

  Major Customers

        Our customer base is comprised of leading beverage companies, dairies, cup stock converters and envelope manufacturers. Since our inception, we have worked to diversify our customer base. Our ten largest customers represented 49.1%, 45.5% and 44.5% of sales in 2001, 2002 and 2003, respectively. Our largest customer represented 11.1% of net sales in 2001, 8.6% of net sales in 2002 and 7.6% of net sales in 2003.

  Employees and Labor Relations

        As of March 31, 2004, we employed 2,066 active full-time employees. Approximately 75.5% of our employees are represented by the Paper, Allied—Industrial, Chemical and Energy Workers International Union (PACE). Employees working at our Richmond facility (approximately 4.5% of our employees) are represented by the Bellwood Printing Pressmen, Assistants and Specialty Workers Union. Approximately 20% of our employees are not represented by unions. At formation in 1999, our employees represented by PACE agreed to a seven-year labor contract, which included a 15% wage and benefit reduction and seven-year wage freeze. The PACE union contract is due for renewal in May 2006.

        All of our facilities are situated in areas where adequate labor pools exist. In particular, at our Canton and Waynesville facilities, competition for labor is currently negligible since we are one of the largest local employers and our pay scale currently exceeds market rates for the region. Competition for labor is more pronounced in our various DairyPak facilities, especially in the more populous areas that offer a larger selection of employment opportunities.

        All of our facilities have active health and safety programs in place. We have not experienced any work stoppages or significant labor disputes and we consider relations with our employees to be good. In addition, we believe the ESOP program helps to give our employees a financial interest in our growth and profitability.

  Properties

  Facilities

        We own and operate the Canton mill and maintain our corporate headquarters in Canton, North Carolina. In addition, we own and operate an extrusion facility in Waynesville, North Carolina. Our DairyPak operations consists of five conversion facilities, each of which is owned and operated by us, in Athens, Georgia; Clinton, Iowa; Forth Worth, Texas; Olmsted Falls, Ohio and Richmond, Virginia. We acquired each of our facilities in May 1999 as part of the acquisition of assets from Champion International Corporation, except for our Richmond facility, which we acquired from Westvaco Corporation (subsequently known as MeadWestvaco Corp.) in April 2000.

        The following table lists each of our facilities, its location, use, approximate square footage and status.

Facility	Location	Use	Approximate Square Footage	Owned or Leased
Canton mill	175 Main Street Canton, NC 28716	Pulp, paper and paperboard manufacturing	1,865,000	Owned
Canton administrative offices	41 Main Street Canton, NC 28716	Corporate headquarters	7,000	Owned
Waynesville facility	1329 Howell Mill Road Waynesville, NC 28786	Extrusion facility	262,994	Owned
Athens facility—DairyPak division	600 DairyPak Road Athens, GA 30607	Gable top carton converting with lithographic and flexographic printing	186,943	Owned
Clinton facility—DairyPak division	1500 South 14th Street Clinton, IA 52732	Gable top carton converting with flexographic printing	100,160	Owned
Fort Worth facility(1)—DairyPak division	1901 Windsor Place Fort Worth, TX 76110	Gable top carton converting with flexographic printing	139,592	Owned
Olmsted Falls facility—DairyPak division	7920 Mapleway Drive Olmsted Falls, OH 44138	Gable top carton converting with flexographic printing	150,226	Owned
Richmond facility—DairyPak division	2828 Cofer Road Richmond, VA 23224	Gable top carton converting with lithographic printing	140,000	Owned
(1)
On February 26, 2004, management announced plans to close the Fort Worth, Texas DairyPak facility in the second quarter of 2004. We will transfer the facility's productions to our remaining DairyPak facilities.

  Intellectual Property

        We are the owner of numerous patents and trademarks relating to our products. We are not aware of any existing infringing uses that could materially affect our business. We believe that our trademarks and patents are valuable to our operations in both our packaging and paper segments and are important to our overall business strategy.

  Trademarks

        We own the trademark Blue Ridge™ and a design element used in combination with the Blue Ridge trademark. These two trademarks are used in association with virtually all of our products and services in both our packaging and paper segments. In addition, we own numerous other trademarks relating to our paperboard and paper products, including DairyPak™, Vitasaver™, Vitalock™ and Reflexion™ (in the gable top cartons market of our packaging segment) and Suntan™, Buff Ne'er Tear™ and Blue Ridge Seasons™ (in the envelope papers market of our paper segment).

  Patents

        We own rights to 15 U.S. and foreign patents, with seven patent applications currently pending. Most of our patents relate to products in our packaging segment and, in particular, our gable top cartons market. Under a license agreement dated May 14, 1999, between us and Champion International Corporation (subsequently acquired by International Paper), we were granted a royalty-free, perpetual, irrevocable and non-exclusive license to use International Paper's patented Bleach Filtrate Recycle (BFR) Process at the Canton mill.

  Environmental Laws

        We are subject to extensive federal, state and local environmental laws and regulations at our various manufacturing facilities, including those that relate to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. We believe that our manufacturing operations are in material compliance with those laws, regulations and requirements.

        In early 1998, the U.S. Environmental Protection Agency published the "Cluster Rules" applicable specifically to the pulp and paper industry, which implemented certain provisions of the Clean Air Act and Clean Water Act. These extensive regulations govern both air emissions and water discharges from pulp and paper mills, and impose certain regulatory requirements and standards that must be met by 2006. As recently as January 2001, the EPA issued a new air regulation under the umbrella of the Cluster Rules. The predecessor owner of the Canton mill, Champion International Corporation, invested over $458.0 million to modernize the Canton mill between 1990 and 1997, including a substantial investment to reduce air and water emissions, before the promulgation of the Cluster Rules. Currently, we are upgrading our boilers to comply with nitrogen oxide (NOx) gas emission regulations under the NC NOx SIP Call and expect to spend a total of approximately $13.2 million on that upgrade project, of which we have already spent in excess of $3.0 million. The EPA has also developed certain standards for reducing emissions of hazardous air pollutants from specified categories of industrial processes with emissions over certain regulatory threshold levels, known as Maximum Achievable Control Technology I and II (MACT I and II). We anticipate spending approximately $7.8 million to install control technology for the collection and treatment of high volume/low concentration gases required under MACT I by 2006 and approximately $1.4 million to regulate combustion emissions in the recovery area of the Canton mill required under MACT II by 2005. In addition, the Canton mill is currently operating under a North Carolina permit which incorporates a water color variance effective until 2006. The current permit requires that various color reduction technologies be evaluated for their technical and economic feasibility. Based on that evaluation, we may be required to spend additional capital beginning in 2005 to comply with certain requirements under the Clean Water Act that relate to our wastewater discharges. The mill is also currently operating under a temperature variance from the State of North Carolina with respect to our wastewater discharge until 2006. The North Carolina Environmental Management Commission is currently considering revisions to the NC Air Toxics Acceptable Ambient Level for Hydrogen Sulfide. These changes could potentially require modifications to the waste water treatment system. In addition, the federal government is considering changes to the 316(b) rules covering cooling water intake systems. The rules are not yet finalized and any impact is unknown at this time. At this time, we do not expect that any of the above compliance matters will have a material adverse effect on our financial results of operation.

        In connection with our acquisition of assets in May 1999 from International Paper Company (formerly Champion International Corporation), International Paper has agreed to indemnify us from certain pre-acquisition environmental liabilities relating to the acquired assets including liabilities for the release of hazardous substances, for up to $75.0 million, so long as indemnification claims exceed $2.0 million and are asserted on or before May 14, 2014. In addition, International Paper has agreed to indemnify us for all environmental liabilities caused, prior to the closing date, to properties other than those acquired in the acquisition, with no maximum amount and no time limit for the assertion of claims.

        International Paper has also agreed to indemnify us for liabilities, including any remediation or additional capital expenditures required by the North Carolina Department of Health, Environment and Natural Resources, associated specifically with the seepage of dark colored materials from the Canton mill into the northern banks of the Pigeon River that occurred prior to May 14, 1999.

        International Paper's indemnity for the liabilities associated with the seepage from the Canton mill does not have a going-forward time limit and is not subject to any dollar amount threshold or aggregate dollar limit.

        We maintain an active landfill at our Canton mill, which was purchased from International Paper as part of our acquisition of assets in May 1999. We have incurred, and will continue to incur, expenses associated with the closing and capping of portions of the landfill. In addition, although not currently anticipated, if groundwater remediation is required in connection with the landfill closure, depending on when the requirement for such remediation becomes applicable, we may share responsibility for such remediation expenses with International Paper on a specified percentage basis under our agreement with International Paper.

        We have received a notice from a state environmental regulatory agency advising that we are a potentially responsible party, or PRP, for a third-party owned site at which Champion International Corporation (subsequently acquired by International Paper) had disposed of waste. As per the terms of our agreement, we have provided International Paper notice of its obligation to indemnify us for this matter. International Paper has also agreed to indemnify us for all off-site environmental liabilities pertaining to the properties acquired from International Paper that arose prior to May 14, 1999. International Paper's indemnity for off-site environmental liabilities does not have a going forward time limit and is not subject to any dollar amount threshold or aggregate dollar limit. The State of Georgia, Department of Natural Resources, has verbally reported that we will be removed as a PRP and we have requested written confirmation of that determination.

        On April 8, 2004, the North Carolina Environmental Management Commission adopted new ambient air quality rules for hydrogen sulfide, or H2S. The rules reduce the acceptable ambient levels of H2S. As a result of previous modernization projects at our Canton mill, no additional modifications or capital investments will be required to comply with the stricter limitations.

        Under a license agreement dated May 14, 1999, between us and Champion International Corporation, we were granted a royalty-free, perpetual, irrevocable and non-exclusive license to use the patented Bleach Filtrate Recycle (BFR) Process at the Canton mill. This process affords us the ability to reuse and recycle water that we would otherwise be forced to discharge into the Pigeon River, upon which the Canton mill is located. Our OD100™ (oxygen delignification) program is designed to improve the quality of the mill's wastewater by eliminating the use of elemental chlorine. In recognition of our environmental achievements, we became a charter member of the U.S. Environmental Protection Agency's National Environmental Achievement Track. The award cites our sound environmental management, continuous improvement, public outreach and sustained environmental compliance.

  Other Governmental Regulation

        We are also regulated by the U.S. Food and Drug Administration, the U.S. Occupational Safety and Health Administration and the American Institute of Baking. We believe that our manufacturing facilities are in compliance, in all material respects, with these laws and regulations.

        We are committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company, which are designed to reduce our incident rate further.

  Legal Matters

        On April 15, 2003, a putative class action lawsuit was filed on behalf of certain owners of property along the Pigeon River in Cocke County, Tennessee, upon which the Canton mill is located and into which river we have a permit to discharge. The complaint in this action alleges that we discharged and continue to discharge contaminants from the pulp bleaching process at the Canton mill into the Pigeon River. Plaintiffs allege that this discharge has "substantially diminished the quality of the waters, environment and resources downstream of and along the Pigeon River in Cocke County, Tennessee" resulting in a private nuisance damaging all persons who own land adjacent to or abutting the Pigeon River. The complaint does not allege any health or safety matters. The putative class includes approximately 300 property owners. A hearing on class certification was held on November 20, 2003 and the class was certified. The demand for damages is limited to $74,000 per individual plaintiff. We intend to defend vigorously the action and do not believe the action will have a material adverse effect on our financial position.

MANAGEMENT

        The following table sets forth certain information regarding the members of our board of directors, all of whom together constitute the members of the board of directors of Blue Ridge Holding Corp., our parent. In addition, the table sets forth information regarding our executive officers and other senior officers, each of whom holds a similar office with our parent. Each of our directors will hold office until removal by the persons who designated him or her or, in the case of our chief executive officer, until he no longer serves as our chief executive officer. Our officers serve at the discretion of our board of directors.

Name	Age	Position
Richard A. Lozyniak	42	President, Chief Executive Officer and Director
John B. Wadsworth	52	Chief Financial Officer
Terry A. Huskey	45	Vice President and General Manager—Paper
Phillip E. Bowen	49	Vice President and General Manager—Packaging
Robert M. Shanahan	45	Vice President—Manufacturing & Mill Management
William E. Bowes	44	Director
Robert L. Carver	60	Director
Eugene J. Keilin	62	Chairman of the Board
Christa K. Kelson	31	Director
Raquel V. Palmer	31	Director
Stephen W. Presser	43	Director
Michael G. Psaros	36	Director
David P. Shapiro	42	Director
Philip Von Burg	42	Director
Romaine L. Wilson	47	Director

        Richard A. Lozyniak has been our president and chief executive officer since December 31, 2002. He previously was our chief financial officer from June 1999 until December 2000 and thereafter our chief operating officer from December 2000 to December 2002. Mr. Lozyniak became a member of our board of directors upon assuming his role as chief executive officer in January 2003. He was formerly senior vice president of Capital Funding with GE Capital, from March 1998 to June 1999.

        John B. Wadsworth has been our chief financial officer since December 2000. Prior to that, he was our corporate controller from August 1999 to December 2000. He was previously employed as mill controller by us from our inception until August 1999 and by the predecessor owner of the mill, Champion International Corporation, from August 1988 to August 1999.

        Terry A. Huskey has been our vice president and general manager of our paper segment since December 2000. He was previously employed by us and the predecessor owner of the mill, Champion International Corporation, from August 1997 to December 2000 as director of product development.

        Phillip E. Bowen has been our vice president and general manager of our packaging segment since December 2000. He was previously employed by us as vice president, Business Development, from September 1999 to December 2000, and was employed by us from our inception to September 1999 and by the predecessor owner of the mill, Champion International Corporation, as plant manager, Waynesville facility, from September 1994 to September 1999.

        Robert M. Shanahan has been our vice president of manufacturing and mill management at the Canton mill since August 2001. Mr. Shanahan previously was employed by the predecessor owner of the mill, Champion International Corporation, in various positions, including operations manager (June 2000 to August 2001) and operations coordinator (1997 to June 2000).

        William E. Bowes has been a member of our board of directors since January 1, 2004 and is a union designee. He has been employed by us or the predecessor owner of the mill, Champion International Corporation, as a clamp truck operator since 1977.

        Robert L. Carver has been a member of our board of directors since September 8, 2003 and is a union designee. He has been employed by us or the predecessor owner of the mill, Champion International Corporation, as a shipping clerk and in similar capacities since 1963.

        Eugene J. Keilin has been chairman of our board of directors since our inception and is a KPS designee. Mr. Keilin founded Keilin & Co. LLC (K&Co.), an investment banking firm specializing in providing advisory services in connection with financial restructuring and bankruptcy transactions, in 1990 and co-founded KPS, a private equity fund focused on constructive investing in restructurings, turnarounds, bankruptcies and other special situations, in 1997. He is currently a managing principal of KPS and of K&Co. Mr. Keilin serves as a director of Blue Heron Paper Company, a manufacturer of newsprint, rebrite and other groundwood paper products (Blue Heron); DeVlieg Bullard II, Inc., a machine tool manufacturer (DeVlieg); Genesis Worldwide II, Inc., a capital goods manufacturer servicing all segments of the metals industry (Genesis); Speedline Technologies Inc., a manufacturer of product solutions for the electronics assembly and semiconductor packaging industries (Speedline); and Wire Rope Corporation of America, a producer of wire rope products (Wire Rope). Prior to founding K&Co., Mr. Keilin was a general partner of Lazard Freres & Co.

        Christa K. Kelson has been a member of our board of directors since January 1, 2004 and is the designee of the salaried employees. She has been employed by us as a senior cost analyst since March 2002. She was previously employed as a senior accountant by the InterCept Group from August 2001 to March 2002 and a payroll director/senior accountant by the University of Utah Health Network. Between January 2000 and May 2001, Ms. Kelson completed her MBA at the University of Tennessee.

        Raquel V. Palmer has been a member of our board of directors since our inception and is a KPS designee. Ms. Palmer is a principal of KPS. Ms. Palmer has been with KPS since the fund's inception. Ms. Palmer serves as a director of Blue Heron and DeVlieg. Immediately prior to joining KPS, Ms. Palmer was an investment banker with Kidder, Peabody & Co.

        Stephen W. Presser has been a member of our board of directors since our inception and is a KPS designee. Mr. Presser joined KPS in 1998 and is currently a principal of KPS. Mr. Presser is a director of Blue Heron, DeVlieg, Wire Rope and AmeriCast Technologies, Inc., a manufacturer of castings (AmeriCast). Prior to joining KPS, Mr. Presser was an attorney in the law firm of Cohen, Weiss and Simon.

        Michael G. Psaros has been a member of our board of directors since our inception and is a KPS designee. Mr. Psaros co-founded KPS in 1998 and is currently a managing principal of KPS. He is a director of Blue Heron, DeVlieg, Genesis, Wire Rope and AmeriCast. Prior to joining KPS, Mr. Psaros was an investment banker with Bear, Stearns & Co., Inc.

        David P. Shapiro has been a member of our board of directors since our inception and is a KPS designee. Mr. Shapiro co-founded KPS and is currently a managing principal of KPS. Mr. Shapiro is chairman of the board of directors of Blue Heron and serves as a director of DeVlieg, Genesis, Wire Rope, Speedline and AmeriCast. Prior to joining KPS, Mr. Shapiro was an investment banker at Drexel Burnham Lambert Incorporated and Dean Witter Reynolds, Inc.

        Philip Von Burg has been a member of our board of directors since June 17, 2003 and is a KPS designee. Mr. Von Burg joined KPS in 2002 and is currently a managing director of KPS. Mr. Von Burg is a director of Blue Heron and United Road Services, Inc., a producer of automobile transport and motor vehicle and equipment towing services. Immediately prior to joining KPS, Mr. Von Burg was the founder and principal of Exact Financial Consulting.

        Romaine L. Wilson has been a member of our board of directors since January 1, 2004 and is a union designee. She has been employed by us or the predecessor of the mill, Champion International Corporation, as a quality control inspector since 1979.

  Stockholders Agreement

        Pursuant to a Stockholders Agreement dated as of May 14, 1999, entered into by and among Blue Ridge Holding Corp., our parent, and certain stockholders, our board of directors is to consist of a total of 11 members, of which three individuals are designated by the Paper, Allied-Industrial, Chemical and Energy Workers International Union and one individual is designated by our salaried workers. Six of the seats on our board of directors are filled by designees of KPS, a majority stockholder (and its affiliate, KPS Supplemental Fund), and the remaining seat is held by our chief executive officer. We believe that this arrangement permits our plant employees to be represented on the board of directors both as employees and as stockholders, thereby enhancing our employees' alignment with the other stockholders of our company.

  Summary Compensation Table

        The following table sets forth information regarding compensation for the last fiscal year ended December 31, 2003 awarded to, earned by or paid to our chief executive officer, and the other four most highly compensated executive officers for the fiscal year 2003.

		Annual Compensation(1)			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Unit Award(s) ($)		All Other Compensation ($)
Richard A. Lozyniak President and Chief Executive Officer	2003	$325,000	$260,000	—	—	(4)	$16,623	(2)(3)
John B. Wadsworth Chief Financial Officer	2003	$180,000	$135,701	—	—	(4)	$16,623	(2)(3)
Terry A. Huskey Vice President and General Manager—Paper	2003	$185,000	$62,307	—		(4)	$16,623	(2)(3)
Phillip E. Bowen Vice President and General Manager—Packaging	2003	$185,000	$90,188	—	—	(4)	$16,548	(2)(3)
Robert M. Shanahan Vice President Manufacturing & Mill Management	2003	$180,000	$76,552	—		(4)	$16,623	(2)(3)

(1)
Includes cash bonuses paid in the following fiscal year with respect to services rendered in the referenced fiscal year. Excludes cash bonuses paid in the referenced year with respect to services rendered in the prior fiscal year.

(2)
Includes shares of common stock of our parent allocated to such individual's retirement account under the ESOP for 2003 valued for each individual at $15,183.

(3)
Includes the dollar value of insurance premiums paid by us with respect to term life insurance for the benefit of Richard A. Lozyniak ($1,440), John B. Wadsworth ($1,440), Terry A. Huskey ($1,440), Phillip E. Bowen ($1,365) and Robert M. Shanahan ($1,400).

(4)
At December 31, 2003, certain named executive officers owned total shares of restricted stock of our parent as follows: Richard A. Lozyniak (63,000), John B. Wadsworth (12,000), Terry A. Huskey (5,500), Phillip E. Bowen (15,000) and Robert M. Shanahan (4,500), the estimated fair market value of which was $630,000, $120,000, $55,000, $150,000 and $45,000, respectively, as of such date.

  Pension Plan

        The Retirement Plan for Salaried Employees of Blue Ridge Paper Products Inc. is a tax-qualified defined benefit retirement plan that covers all salaried employees who have completed one year of service. Each of the named executive officers is eligible to participate in the pension plan. The pension plan provides for a retirement benefit based on a formula that takes into account a participant's years of credited service and final average earnings. Participants become fully vested in the plan after five years of service.

        The Pension Plan Table below sets forth the estimated annual benefits payable under the pension plan upon a named executive officer's retirement at age 65, computed on the basis of a straight life annuity form of payment, for specified remuneration levels and years of service, prior to offset as described below.

PENSION PLAN TABLE(1)

	Years of Credited Service(3)
Final Average Earnings(2)
	10	15	20	25	30	35	40
$100,000	$13,233	$19,850	$26,467	$33,083	$39,700	$42,200	$44,700
$125,000	$17,401	$26,101	$34,802	$43,502	$52,202	$55,327	$58,452
$150,000	$21,568	$32,352	$43,137	$53,921	$64,705	$68,455	$72,205
$175,000	$25,736	$38,604	$51,472	$64,340	$77,207	$81,582	$85,957
$200,000	$29,903	$44,855	$59,807	$74,758	$89,710	$94,710	$99,710

(1)
Pension benefits shown in the Pension Plan Table are subject to offset for any benefits payable to the participant under the Champion International Corporation Salaried Retirement Plan #001 (or any successor plan). The Pension Plan Table does not reflect this offset.

(2)
A participant's final average earnings is equal to the greater of (i) the average of the highest five consecutive plan years of compensation paid during the nine plan years preceding the date of termination or (ii) the average of the final five consecutive plan years of compensation paid with the last period of earnings. A participant's years of credited service and compensation credited under the Champion International Corporation Salaried Retirement Plan #001 (or any successor plan) are recognized under our pension plan. Compensation refers to a participant's total pay received as an employee during a calendar year, including contributions to a 401(k) plan, any incentive plan awards, any lump sum salary adjustment, any taxable profit sharing distribution and any amount deferred pursuant to a cafeteria plan. Final average earnings do not include company contributions to any benefit plan, any relocation reimbursements, bonuses or gross-up, any severance pay, expense reimbursements, tuition reimbursement, performance awards, special bonus awards or any vacation in lieu of funds. All salary and bonus reported in the Summary Compensation Table is included in the calculation of final average earnings. Compensation for benefit calculation purposes is limited to $200,000 for the year ending December 31, 2003 and is subject to statutory increases and cost-of-living increases in future years. The Pension Plan Table does not reflect future increases in the amount of pensionable earnings that may be taken into account under the pension plan. Had the named executive officers in the Summary Compensation Table retired as of December 31, 2003, their final average earnings would be as follows: Richard

  A. Lozyniak: $200,000; John B. Wadsworth: $164,827; Terry A. Huskey: $169,316; Phillip E. Bowen: $191,902; and Robert M. Shanahan: $200,000.

(3)
On December 31, 2003, the named executive officers in the Summary Compensation Table had the following approximate years of credited service: Richard A. Lozyniak: 4.5; John B. Wadsworth: 25.17; Terry A. Huskey: 14.5; Phillip E. Bowen: 24.76; and Robert M. Shanahan: 2.42.

  Compensation of Directors

        Members of our and our parent's board of directors do not receive director's fees or other compensation for services as directors. All members of our and our parent's board of directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the board.

  Compensation Committee Interlocks and Insider Participation

        There are no compensation committee interlocks (i.e., no executive officer of ours or of our parent serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors or our parent's board of directors).

  Board of Directors and Committees

        The board of directors held four meetings during 2003 and took action by written consent on six occasions. During 2003, no director then in office attended fewer than 75% of the aggregate total number of meetings of the board of directors held during the period in which he or she was a director and the total number of meetings held by all of the committees of the board of directors on which he or she served. The only standing committee of the board of the directors is an audit committee, which was formed in February 2004.

  Audit Committee

        David P. Shapiro and Philip Von Burg are members of the audit committee. This committee is empowered to: (1) appoint, fix the compensation of and oversee the work of our independent auditors (including the power to resolve any disagreements between management and the independent auditors), with the independent auditors reporting directly to the audit committee; (2) pre-approve all audit services and permissible non-audit services; (3) establish procedures for whistleblower complaints; and (4) engage and determine funding for independent counsel and other advisors.

  Employment Agreements

        We have employment agreements with Messrs. Lozyniak, Wadsworth, Bowen and Shanahan. Pursuant to these agreements, as of January 1, 2003, Mr. Lozyniak serves as president and chief executive officer at a base salary of $325,000, Mr. Wadsworth serves as chief financial officer, at a base salary of $180,000, Mr. Bowen serves as vice president and general manager, packaging, at a base salary of $185,000 and Mr. Shanahan serves as vice president of manufacturing & mill management at the Canton mill at a base salary of $180,000. The employment agreements for Messrs. Lozyniak, Wadsworth, Bowen and Shanahan provide that each individual is eligible for annual cash bonuses during the employment term, the amount of which depends upon whether we achieve certain business objectives, up to a maximum of 60% of base salary for Messrs. Wadsworth, Bowen and Shanahan and up to 80% of base salary for Mr. Lozyniak.

        The employment agreements for Messrs. Lozyniak, Wadsworth and Shanahan each have a term of five years and will expire on June 27, 2004, November 27, 2005 and July 31, 2006, respectively. Mr. Bowen's employment agreement has a term of four years and will expire on June 30, 2004. Each of the employment agreements can be terminated earlier by us with or without "cause," by the executive with or without "good reason" (each as defined in the employment agreement) and the employment agreements for Messrs. Lozyniak, Shanahan and Bowen terminate automatically on account of an executive's death or disability. Generally upon a termination by us without "cause" or by the executive for "good reason," the executive is entitled to receive severance payments and, in the case of Messrs. Lozyniak, Bowen and Shanahan, continued benefits for a specified period of time following such termination.

  Employee Stock Unit Award Agreements

        Our parent, Blue Ridge Holding Corp., has granted our named executive officers restricted stock units relating to the following number of shares of its common stock: Richard A. Lozyniak: 63,000; John B. Wadsworth: 12,000; Terry A. Huskey: 5,500; Phillip E. Bowen: 15,000; and Robert M. Shanahan: 4,500. These restricted stock units vest according to a vesting schedule specified in the agreement evidencing the grant, provided that the executive remains continuously employed through each vesting date. Except for Messrs. Huskey and Shanahan, whose restricted stock units are already fully vested, upon the occurrence of certain events, the vesting of all or a portion of the restricted stock units may be accelerated in the event that we terminate the executive without cause or the executive terminates for good reason, the executive dies or becomes disabled or certain corporate transactions occur.

        Stock certificates evidencing the number of shares of common stock that have become vested will be delivered to the executives after the occurrence of certain events specified in the agreement evidencing the grant, including the executive's termination of employment for any reason and an initial public offering. To the extent that shares are not delivered to the executive by June 30, 2006, at which time all restricted units currently held by the named executive officers will be vested, the executive may elect to receive the stock certificates on and after that date. Any shares delivered shall be subject to the terms and conditions (including the limitations on transferability) of a Stockholders Agreement dated as of May 14, 1999, entered into by and among our parent and certain stockholders. In certain circumstances, our parent has the right, but not the obligation, to repurchase shares from the executives and the executive (or his or her estate or legal representative) may cause our parent to purchase shares of common stock held by the executive in accordance with the terms of the agreement evidencing the grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  General

        We are a wholly-owned subsidiary of Blue Ridge Holding Corp. As of the date of this prospectus, our parent's outstanding capitalization consisted of 10,074,287 shares of common stock, par value $0.01 per share, and 3,452 shares of Series A Preferred Stock, par value $0.01 per share. The following table sets forth information with respect to the beneficial ownership of our parent's capital stock as of March 31, 2004 by:

  •
  each person who is known by us to beneficially own more than 5% of the outstanding shares of capital stock;

  •
  each executive officer named in the Summary Compensation Table, each of whom holds a similar office with our parent;

  •
  each member of our board of directors, all of whom together constitute the members of the board of directors of our parent; and

  •
  all members of our board of directors and executive officers as a group.

        To our knowledge, each of the holders of capital stock listed below has sole voting and investment power as to the shares of capital stock owned, unless otherwise noted.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Common Stock (%)	Number of Shares of Preferred Stock		Percentage of Total Preferred Stock (%)
KPS Special Situations Fund, L.P(1)	6,120,750	(2)	60.8%	3,091	(3)	89.5%
GE Capital CFE, Inc. (formerly known as CFE, Inc.)(4)	683,250		7.3%	345		10.0%
Richard A. Lozyniak(5)	38,076	(6)	*	16		*
John B. Wadsworth(5)	5,901	(7)	*	—		—
Terry A. Huskey(5)	6,004	(7)	*	—		—
Phillip E. Bowen(5)	6,460	(7)	*	—		—
Robert M. Shanahan(5)	4,312	(7)	*	—		—
William E. Bowes(5)	1,312	(7)	*	—		—
Robert L. Carver(5)	1,917	(7)	*	—		—
Eugene J. Keilin(1)	6,120,750	(1)	60.8%	3,091	(1)	89.5%
Christa K. Kelson(5)	608	(7)	*	—		—
Raquel V. Palmer(1)	—		—	—		—
Stephen W. Presser(1)	—		—	—		—
Michael G. Psaros(1)	6,120,750	(1)	60.8%	3,091	(1)	89.5%
David P. Shapiro(1)	6,120,750	(1)	60.8%	3,091	(1)	89.5%
Philip Von Burg(1)	—		—	—		—
Romaine L. Wilson(5)	1,519	(7)	*	—		—
All directors and executive officers as a group (14 persons)	6,186,859	(6)	61.2%	3,107		90.0%

*
Represents less than 1%.

(1)
The address for KPS Special Situations Fund, L.P. and its affiliate, KPS Supplemental Fund, L.P., and for each member of our board of directors designated by KPS is c/o KPS Special Situations Fund, L.P, 200 Park Avenue, New York, New York 10166. The general partner of KPS is KPS Investors, LLC, a Delaware limited liability company. KPS Investors is controlled by Messrs. Keilin, Psaros and Shapiro, each of whom serves as one of our directors. Mr. Keilin is chairman of our board of directors. Each of Messrs. Keilin, Psaros and Shapiro is a principal of KPS and a member and manager of KPS Investors and, as such, has shared voting and investment power as to the shares of capital stock owned directly or indirectly by each of KPS and KPS Investors. Each of Messrs. Keilin, Psaros and Shapiro disclaims beneficial ownership with respect to the shares held by KPS and its affiliate, KPS Supplemental Fund.

(2)
Includes 1,500,000 shares of common stock owned directly by its affiliate, KPS Supplemental Fund.

(3)
Includes 758 shares of Series A Preferred Stock owned directly by its affiliate, KPS Supplemental Fund.

(4)
The address for GE Capital CFE, Inc. is 201 High Ridge Road, Stamford, Connecticut 06927.

(5)
The address for each of our named executive officers and each member of our board of directors other than the KPS designees is c/o Blue Ridge Paper Products Inc., 41 Main Street, P.O. Box 1429, Canton, North Carolina 28716.

(6)
Includes shares of common stock held indirectly as a participant in the ESOP.

(7)
Consists solely of shares of common stock held indirectly as a participant in the ESOP.

  Employee Stock Ownership Plan

        As part of the formation of our company in 1999, our parent created an Employee Stock Ownership Plan. Each year shares of common stock of our parent are issued to employees under the ESOP. On a fully diluted basis and not giving effect to the retirement of any employees, employees would own 40% of our parent by May 13, 2006. Employees working at our Richmond facility that was acquired in 2000 do not currently participate in the ESOP. The ESOP provides that, to the extent the shares of common stock held in the plan accounts have not yet become readily tradable on an established market, participants can require our parent to repurchase the shares of common stock held in their retirement plan accounts over a five-year period (commencing one year after termination, except for immediate commencement in the case of death) (i) upon their retirement or disability or (ii) six years after their termination of employment for reasons other than retirement or disability. As such, we have recorded an obligation to redeem ESOP shares of $34.2 million, $22.2 million, $28.7 million and $32.4 million as of March 31, 2004 and December 31, 2001, 2002 and 2003, respectively. The dollar amount of our obligations to redeem ESOP shares is determined by multiplying the per share value of our parent's common stock as periodically determined by an independent appraiser, by the number of shares of our parent's common stock eligible for redemption at the time of computation. As of March 31, 2004, the appraised value of our parent's common stock was $10.00 per share, which is the basis for the computation shown above for March 31, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We have entered into a Management Services Agreement with KPS Special Situations Fund, L.P., a majority stockholder of our parent, dated as of May 14, 1999, wherein KPS has agreed to provide us with advisory and management services. In consideration for such services, we have agreed to pay KPS an amount equal to 0.5% of our parent's consolidated gross revenue each quarter, such amount not to exceed $3.0 million in any fiscal year. Since September 2001, the management fee has been accrued but not paid, and the accrued balance is to be paid out upon termination of the agreement. Effective as of October 1, 2003, we have assigned the obligations under the agreement to our parent with the result that the management fee will cease to be one of our legal obligations. The agreement automatically terminates upon the earlier of (i) October 1, 2013 or (ii) the end of the fiscal year in which KPS (together with its affiliate, KPS Supplemental Fund) ceases to own at least 10% of the outstanding shares of common stock of our parent.

        See "Management—Stockholders Agreement" and "—Employment Agreements" for information on other agreements relating to management.

        See "Description of Certain Indebtedness" for information on certain agreements with GE Capital, an affiliate of which is one of our parent's stockholders.

DESCRIPTION OF CERTAIN INDEBTEDNESS

  New Working Capital Facility

        Concurrently with the consummation of the offering of the Old Notes, we entered into a new working capital facility with General Electric Capital Corporation, or GE Capital, as agent and lender.

        Availability.    Advances are available from the lenders in the aggregate principal amount of up to $45.0 million subject to a borrowing base test. We are able to repay and reborrow such advances until the maturity date. The facility includes a $10.0 million letter of credit subfacility. As of March 31, 2004, we have drawn down approximately $13.4 million under our new working capital facility.

        Term.    Our new working capital facility has a term of five years with a maturity date of December 15, 2008.

        Security.    Our new working capital facility is secured by a first priority perfected security interest in all of our accounts receivable, inventory and related personal property and a second priority perfected security interest in all other collateral, subject to prior liens. The Trustee and GE Capital, as agent for itself and the lenders, entered into an intercreditor agreement with respect to the respective rights and priorities of the agent and the lenders, on the one hand, and the holders of the Notes, on the other hand, as to the collateral.

        Interest.    Interest rates on the revolving credit facility are specified in a credit agreement, which provides at our option for either an index rate (which is based on the prime rate) plus an applicable margin of 1.25% or LIBOR (London InterBank Offered Rate) plus an applicable margin of 3.00%. Effective July 1, 2004, the applicable margins for the index rate and LIBOR will be based on minimum borrowing availability under the terms of the credit agreement and increase by a margin which ranges from 0.75% to 1.25% for the index rate and from 2.50% to 3.00% for the LIBOR rate. The interest rate on the revolving credit facility at March 31, 2004 was 5.31%.

        Covenants.    Our new working capital facility contains various affirmative, negative and financial covenants customary for similar working capital facilities, including a covenant to maintain a fixed charge coverage ratio if excess availability falls below $15.0 million.

        Events of Default.    Our new working capital facility contains customary events of default, which includes a cross-default to any default under the indenture governing the Notes.

  Parent PIK Senior Subordinated Note

        Our parent partially financed the acquisition of assets from Champion International Corporation in May 1999 with the Parent PIK Senior Subordinated Note. The maturity of the Parent PIK Senior Subordinated Note was extended to May 14, 2009 concurrently with the consummation of the offering of the Old Notes. Payments of principal and interest under the Parent PIK Senior Subordinated Note are the legal obligations of our parent. The Parent PIK Senior Subordinated Note contains certain restrictive covenants. These covenants include restrictions on our ability to (i) incur debt other than as expressly permitted therein; (ii) enter into certain transactions with any of our affiliates and (iii) declare or pay dividends. Such payments are not secured by any of our assets and have not been guaranteed in any way by us. In addition, we are restricted from making any payments, other than the $7.0 million payment referenced below, by the indenture governing the Notes and our new working capital facility. The Parent PIK Senior Subordinated Note is reflected on our financial statements because $7.0 million of the proceeds of the offering of the Old Notes was used to reduce the outstanding balance and extend the maturity on the Parent PIK Senior Subordinated Note.

  Capital Leases

        We have financed the purchase of certain computer equipment and software under capital lease arrangements. The leases generally require monthly payments of principal and interest. On March 31, 2004, the aggregate present value of our capital lease obligation was $1.7 million and the weighted average interest rate was 5.9% per annum.

DESCRIPTION OF THE NEW NOTES

        We issued the Old Notes, and will issue the New Notes, under the indenture among us, the Guarantor (as hereinafter defined) and U.S. Bank national Association, as Trustee (the "Trustee"). The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not contain certain provisions regarding liquidated damages under certain circumstances relating to the registration rights agreement, which provisions will terminate upon the consummation of the exchange offer.

        The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the Notes. Copies of the indenture and the Registration Rights Agreement are available as set forth below under "—Additional Information and Incorporation by Reference." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture. When we refer to the "Company" in this section, we mean Blue Ridge Paper Products Inc., the issuer of the Notes, and not its Subsidiaries and when we refer to Holdings, we mean Blue Ridge Holding Corp., our parent.

        The Trustee will initially act as paying agent and registrar for the Notes. You may present Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to Holders. We will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At our option, we may pay interest and Additional Interest, if any, at the Trustee's corporate trust office or by check mailed to the registered address of each Holder.

Brief Description of the Notes and the Guarantees

  The Notes

        The Notes:

  •
  are senior secured obligations of the Company;

  •
  rank equally in right of payment with all other senior obligations of the Company and senior in right of payment with all Indebtedness that by its terms is subordinated to the Notes;

  •
  are secured by security interests in substantially all of the assets of the Company, subject to Permitted Liens; and

  •
  are unconditionally guaranteed, jointly and severally on a senior secured basis by all of the Company's present and future Domestic Restricted Subsidiaries, as set forth under "Guarantees" below.

  The Guarantees

        The Notes are guaranteed by all of our present and future direct and indirect Domestic Restricted Subsidiaries (each, a "Guarantor" and collectively, the "Guarantors"). Each Guarantee of a Guarantor:

  •
  is a senior secured obligation of such Guarantor;

  •
  ranks equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment with all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

  •
  is secured by security interests in substantially all of the assets of such Guarantor, subject to Permitted Liens.

        Pursuant to the terms of the Intercreditor Agreement, the security interest on accounts receivable, inventories and certain other assets of the Company and the Guarantors that secure the Notes and the Guarantees are subordinated to a Lien securing the Credit Agreement.

Principal, Maturity and Interest

        The Company issued the Old Notes and will issue the New Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The indenture provided for the issuance by the Company of $125.0 million of Notes. The Company may issue additional Notes ("Additional Notes") from time to time, subject to the limitations set forth under "Certain Covenants—Limitation on Incurrence of Additional Indebtedness." The Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the indenture and this "Description of the Notes," references to the Notes include any Additional Notes actually issued. Any Old Notes that remain outstanding after the completion of the exchange offer, together with the New Notes, will be treated as a single class of securities under the indenture. Any Additional Notes issued subsequently will be secured equally and ratably with the Notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then-outstanding Notes. Because, however, any Additional Notes may not be fungible with the Notes for federal income tax purposes, they may have a different CUSIP number or numbers and be represented by a different global Note or Notes.

        The Notes will mature on December 15, 2008. Interest on the Notes accrues at the rate of 9.5% per annum and is payable semiannually in cash on each June 15 and December 15, commencing on June 15, 2004, to the Persons who are registered Holders at the close of business on each June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the registration rights agreement.

Collateral

        Pursuant to the terms of the Collateral Agreements, the Notes and the Guarantees are secured by substantially all of the assets of the Company and the Guarantors, including a pledge of the Capital Stock owned directly by the Company and the Guarantors. However, no such pledge will include more than 65% of the Voting Stock of our Foreign Subsidiaries directly owned by the Company or any Guarantor, if any.

        The Collateral does not include any Capital Stock and other securities of a Subsidiary to the extent that the pledge of such Capital Stock and other securities results in the Company being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement (collectively, the "Excluded Collateral"). In addition, in the event that Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency)

of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary's Capital Stock or other securities secures the Notes, then the Capital Stock or other securities of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Collateral Agreements may be amended or modified, without the consent of any holder of Notes, to the extent necessary to release the security interests in favor of the Trustee on the shares of Capital Stock or other securities that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 and Rule 3-10 of Regulation S-X under the Securities Act are amended, modified or interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock and other securities to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and other securities of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

        The Collateral securing the Notes and the Guarantees also serves as collateral to secure the obligations under the Credit Agreement. The Company, the Guarantors and the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Agent, on behalf of itself and the Lenders, have entered into the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the accounts receivable, inventories and other related assets securing the Notes will be junior to the Liens in favor of the Agent under the Credit Agreement, and consequently, the Lenders are entitled to receive proceeds from the foreclosure of any such assets prior to the Holders, (2) Liens on all other assets securing the Notes are senior to the security interests in favor of the Agent under the Credit Agreement, and consequently, the Holders are entitled to receive proceeds from the foreclosure of any such assets prior to the Lenders, (3) during any insolvency proceedings, the Agent and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (4) certain procedures for enforcing the Liens on the collateral, including (a) the distribution of sale, insurance or other proceeds of the Collateral and (b) permitting the Agent and the Lenders under the Credit Agreement to enter into and use the Collateral securing the Notes in order to realize on their collateral.

        Upon the occurrence of an Event of Default, the proceeds from the sale of Collateral securing the Notes may be insufficient to satisfy the Company's obligations under the Notes. The amount to be received upon such a sale would be dependent upon numerous factors, including the condition, age and useful life of the Collateral at the time of the sale, as well as the timing and manner of the sale. By its nature, all or some of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral, if saleable, can be sold in a short period of time.

        Subject to the terms of the Collateral Agreements, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral that secures on a first priority basis the obligations to the Agent and Lenders in accordance with the provisions of the Credit Agreement and other than as set forth in the Collateral Agreements), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

        The security interests granted by the Company and the Guarantors that secure the Notes and the Guarantees are also junior to Permitted Liens securing $2.6 million of other existing Indebtedness. Subject to the restrictions on incurring Indebtedness in the indenture, the Company and its Restricted Subsidiaries also have the right to grant Liens securing Capital Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness and to acquire any such assets subject to such Liens.

        To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of the Company as a whole may not be feasible. The ability of the Company to grant a security interest in certain Collateral may be limited by legal or other logistical considerations. The ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Certain Bankruptcy and Other Limitations."

        The Company is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of its Restricted Subsidiaries; provided, that each such new Restricted Subsidiary will be required to execute a Guarantee in respect of the Company's obligations under the Notes and the indenture and a supplement to the Security Agreement granting to the Collateral Agent a security interest in all of the assets of such Restricted Subsidiary on the same basis and subject to the same limitations as described in this section.

        So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the indenture and the Collateral Agreements (including, without limitation, the Intercreditor Agreement), each of the Company and the Guarantors is entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice from the Collateral Agent, (a) all rights of the Company or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Company or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the Holders shall be distributed by the Collateral Agent in accordance with the provisions of the indenture.

        The collateral release provisions of the indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the indenture.

        The Company is entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

          (1)   to enable the Company to consummate asset sales or dispositions that are not Asset Sales or that are Asset Sales permitted under the covenant described below under the caption "—Limitation on Asset Sales";

          (2)   if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary's assets will also be released;

          (3)   if the Company exercises its legal defeasance option or its covenant defeasance option as described below under the caption "Legal Defeasance and Covenant Defeasance;" or

          (4)   upon satisfaction and discharge of the indenture or payment in full of the principal, premium, if any, accrued and unpaid interest and Additional Interest, if any, on the Notes and all other Obligations that are then due and payable.

Certain Bankruptcy and Other Limitations

        The right of the Collateral Agent to repossess and dispose or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of its Domestic Restricted Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

        Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

        In addition, because a portion of the Collateral may in the future consist of pledges of a portion of the Capital Stock of certain of our Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the Holders to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

        The Collateral Agent's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

Guarantees

        The full and prompt payment of the Company's payment obligations under the Notes and the indenture is guaranteed, jointly and severally, by all present and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantor fully and unconditionally guarantees on a senior secured basis (each a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's Obligations under the indenture and the Notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the Notes. The Guarantee of each Guarantor ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See "Certain Covenants—Mergers, Consolidation and Sale of Assets" and "—Limitation on Asset Sales."

        Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

          (1)   if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and we otherwise comply, to the extent applicable, with the covenant described below under the caption "Certain Covenants—Limitation on Asset Sales;"

          (2)   if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under the caption "Certain Covenants—Limitation on Restricted Payments;"

          (3)   if the Company exercises its legal defeasance option or our covenant defeasance option as described below under the caption "Legal Defeasance and Covenant Defeasance;" or

          (4)   upon satisfaction and discharge of the indenture or payment in full of the principal of premium, if any, accrued and unpaid interest and Additional Interest, if any, on the Notes and all other Obligations that are then due and payable.

At the Company's request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the indenture. See "Modification of the Indenture."

        Under certain circumstances described below under the subheading "Certain Covenants—Limitation on Restricted Payments," the Company will be permitted to designate its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the indenture and will not guarantee the Notes.

Redemption

        Optional Redemption after December 15, 2006.    Except as described below, the Notes are not redeemable before December 15, 2006. Thereafter, the Company may redeem the Notes, at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on December 15, of the year set forth below:

Year	Percentage
2006	104.75%
2007 and thereafter	100.00%

        In addition, the Company must pay accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed.

        Optional Redemption Upon Equity Offerings.    At any time, or from time to time, on or prior to December 15, 2005, the Company may, at its option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued under the indenture at a redemption price of 109.5% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, thereon, if any, to the date of redemption; provided that:

          (1)   at least 65% of the original principal amount of Notes issued under the indenture remains outstanding immediately after any such redemption; and

          (2)   the Company makes such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

          (2)   if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

        Notice of redemption will be mailed by first-class mail at least 30 days before the redemption date to each Holder to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in the Global Note will be made).

        The Company will pay the redemption price for any Note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the captions "Repurchase upon Change of Control" and "Certain Covenants—Limitation on Asset Sales." The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase upon Change of Control

        Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder's Notes using immediately available funds pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date").

        Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of the Credit Agreement and/or the indenture may restrict the ability of the Company to obtain such financing.

        Restrictions in the indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

        One of the events that constitutes a Change of Control under the indenture is the disposition of "all or substantially all" of the Company's assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the indenture by virtue thereof.

Certain Covenants

        The indenture contains, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof, greater than 2.0 to 1.0.

        Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

          (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

          (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee; or

          (4)   make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

            (i)  a Default or an Event of Default shall have occurred and be continuing;

           (ii)  the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness;" or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

            (A)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on the first day of the first fiscal quarter after the Issue Date and ending on the last day of the Company's most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which financial statements are available (the "Reference Date") (treating such period as a single accounting period); plus

            (B)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (excluding any net proceeds from an Equity Offering to the extent used to redeem Notes pursuant to the provisions described under "Redemption—Optional Redemption Upon Equity Offerings"); plus

            (C)  without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding any net proceeds from a Public Equity Offering to the extent used to redeem Notes pursuant to the provisions described under "Redemption—Optional Redemption Upon Equity Offerings"); plus

            (D)  100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date.

In the case of clauses (iii)(B) and (C) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company shall be excluded until and to the extent such borrowing is repaid.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

           (1)  the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

           (2)  the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

           (3)  the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

           (4)  an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

           (5)  if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital

  Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed the sum of (x) $500,000 and (y) the aggregate amount of Restricted Payments permitted (but not made) pursuant to this clause (5) in prior calendar years; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed the net cash proceeds of key man life insurance policies received by the Company after the Issue Date;

           (6)  ESOP Stock Repurchases if, after giving pro forma effect to such ESOP Stock Repurchase and any Indebtedness incurred to effect such ESOP Stock Repurchase, the Consolidated Leverage Ratio of the Company would be less than 4.5 to 1.0; provided, however, that the aggregate number of ESOP Shares repurchased in any fiscal year shall not exceed 5% of the total ESOP Shares outstanding as of the last day of the immediately preceding fiscal year;

           (7)  ESOP Stock Repurchases not otherwise permitted by this covenant to the extent required by law; provided, however, that any payments made pursuant to this clause (7) that in the aggregate exceed $2.5 million shall be a Default; provided, further, however, that such Default may be cured by the sale of Qualified Capital Stock, or an equity contribution received by the Company from a holder of the Company's Capital Stock, for net cash proceeds in an amount equal to the Restricted Payment made pursuant to this clause (7) in excess of $2.5 million within 60 days of such ESOP Stock Repurchase;

           (8)  in the event of a Change of Control, and if no Default shall have occurred and be continuing or would exist after giving effect thereto, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the Notes or the Guarantees, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness (or, if such Indebtedness was issued with original issue discount, 101% of the accreted value), plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

           (9)  if no Default shall have occurred and be continuing or would exist after giving effect thereto, the declaration or making of a Restricted Payment by the Company for the purpose of paying dividends on the Common Stock of the Company or any holding company of the Company following a Public Equity Offering of the Company or such holding company resulting in gross proceeds of at least $30.0 million in an amount not to exceed 6% per annum of the net cash proceeds received by the Company (including any such net cash proceeds contributed by a holding company of the Company) from all Public Equity Offerings;

         (10)  repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights;

         (11)  payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

         (12)  payments, advances or dividends to any direct or indirect parent entity of the Company to be used by such entity solely to pay its franchise and other taxes and reasonable directors' fees and other fees and expenses owing by it in the ordinary course of business in an aggregate amount not to exceed $500,000 in any fiscal year, to the extent actually used by such entity to pay such taxes, fees and expenses;

         (13)  the application of the proceeds from the issuance of the Notes on the Issue Date as described under "Use of Proceeds";

         (14)  payments to any direct or indirect parent entity of the Company to be used by such entity solely to pay federal, state and local income taxes; provided, however, such payments shall be made no earlier than thirty days prior to the date on which such entity is required to make such payment and shall not exceed the aggregate tax liability of the Company and its Restricted Subsidiaries for such calendar year determined for this purpose as if the Company and its Restricted Subsidiaries were a separate affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended) filing a consolidated return, or, to the extent applicable, a separate group filing combined or unitary returns, and then only to the extent that any such payments are actually paid by such entity to governmental entities (after taking into account the tax attributes of members of any actual consolidated, combined or unitary returns that include the Company and any Restricted Subsidiaries and the application of refunds or credits of overpayments of Taxes made in previous calendar years); and

         (15)  if no Default shall have occurred and be continuing or would exist after giving effect thereto, other Restricted Payments not to exceed $5.0 million in the aggregate since the Issue Date.

        In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this "Limitation on Restricted Payments" covenant amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), (4)(ii), (6), (7), (9) and (15) shall be included in such calculation.

        If the Company makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment will be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements for any period which adjustments affect any of the financial data used to make the calculations with respect to such Restricted Payment.

        Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment complies with the indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed;

          (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

          (3)   the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof to either:

            (a)   to the extent that the assets and property sold pursuant to such Asset Sale do not constitute Priority Collateral, to repay Indebtedness under the Credit Agreement and permanently reduce the commitments thereunder;

            (b)   to make an investment in properties and assets that replace the properties and/or assets that were the subject of such Asset Sale or in long-term properties and/or assets that are or will be used in the business (including expenditures for maintenance, repair or improvement of existing long-term properties and/or assets) of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto ("Replacement Assets"); or

            (c)   a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

        Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings (and may reborrow amounts thereunder) or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) or (3)(c) of the preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) or (3)(c) of the preceding paragraph (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness containing provisions similar to those set forth in this "Limitation on Asset Sales" covenant on a pro rata basis, the maximum principal amount of Notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder on the date of such conversion or disposition, as the case my be, and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

        In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation and Sale of Assets," which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the indenture by virtue of such compliance.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock;

          (2)   make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

          (3)   transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company;

except for such encumbrances or restrictions existing under or by reason of:

            (a)   applicable law, rule or regulation;

            (b)   the indenture;

            (c)   customary non-assignment provisions of any lease of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

            (d)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

            (e)   the Credit Agreement and the Collateral Agreements;

            (f)    agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

            (g)   restrictions on the transfer of assets subject to any Lien permitted under the indenture;

            (h)   restrictions imposed by any agreement to sell assets or Capital Stock permitted under the indenture to any Person pending the closing of such sale;

            (i)    provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

            (j)    restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

            (k)   restrictions in other Indebtedness incurred in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness"; provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company's Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (e) and (f) above;

            (l)    restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

            (m)  restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the indenture; or

            (n)   an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (f), (j) or (k) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (f), (j) or (k).

        Limitation on Issuances and Sales of Capital Stock of Subsidiaries.    The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "—Limitations on Restricted Payments" covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the "—Limitations on Asset Sales" covenant.

        Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

        Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets

(determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

          (1)   either:

            (a)   the Company shall be the surviving or continuing corporation; or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person that acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

              (x)   shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

              (y)   shall expressly assume, (i) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the indenture and the Registration Rights Agreement on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Collateral Agreements, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

            (2)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant;

            (3)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

            (4)   the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        The indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the surviving or the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company shall be released from their obligations under the indenture and the Guarantees.

        Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the indenture in connection with any transaction complying with the provisions of this covenant and the "—Limitation on Asset Sales" covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

          (1)   the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

          (2)   such entity assumes (a) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the indenture and the Registration Rights Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Collateral Agreements and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

          (3)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

          (4)   immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

        Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia or creating a holding company of the Company need only comply with:

          (A)  clause (4) of the first paragraph of this covenant; and

          (B)  (x) in the case of a merger or consolidation involving the Company as described in clause (ii), clause 1(b)(y) of the first paragraph of this covenant and (y) in the case of a merger or consolidation involving the Guarantor as described in clause (ii), clause (2) of the immediately preceding paragraph.

        Limitations on Transactions with Affiliates.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than

          (x)   Affiliate Transactions permitted under paragraph (b) below, and

          (y)   Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

Except with respect to paragraph (b) below, with respect to all Affiliate Transactions, the Company shall deliver an Officers' Certificate to the Trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $3.0 million shall be approved by a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

          (b)   The restrictions set forth in the first paragraph of this covenant shall not apply to:

            (1)   reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

            (2)   transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the indenture;

            (3)   any agreement as in effect as of the Issue Date including, without limitation, the ESOP, or any transaction contemplated thereby and any amendment thereto or replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

            (4)   Restricted Payments permitted by the indenture;

            (5)   any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company; and

            (6)   any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

        Additional Subsidiary Guarantees.    If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Person that is not a Guarantor but becomes a Domestic Restricted Subsidiary as a result of such transaction or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Person that is or becomes a Domestic Restricted Subsidiary that is not a Guarantor, then the Company shall cause such Domestic Restricted Subsidiary that is not a Guarantor to:

          (1)   execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company's obligations under the Notes and the indenture on the terms set forth in the indenture;

          (2)   (a) execute and deliver to the Collateral Agent such amendments to the Collateral Agreements as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders and the Lenders, a perfected security interest in the Capital Stock of such new Domestic Restricted Subsidiary and any debt securities of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, which are owned by the Company or such new Domestic Restricted Subsidiary and required to be pledged pursuant to the Security Agreement, (b) deliver to the Collateral Agent any certificates representing such Capital Stock and debt securities, together with (i) in the case of such Capital Stock, undated stock powers or instruments of transfer, as applicable, endorsed in blank, and (ii) in the case of such debt securities, endorsed in blank, in each case executed and delivered by an Officer of the Company or such Subsidiary, as the case may be;

          (3)   take such actions necessary or as the Collateral Agent reasonably determines to be advisable to grant to the Collateral Agent for the benefit of the Holders a perfected security interest in the assets of such new Domestic Restricted Subsidiary, subject to Permitted Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

          (4)   take such further action and execute and deliver such other documents specified in the indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

          (5)   deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary as provided for in the indenture.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

        Impairment of Security Interest.    Subject to the Intercreditor Agreement, neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action that would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral. Neither the Company nor any of its Domestic Restricted Subsidiaries shall grant to any Person (other than the Collateral Agent), or permit any Person (other than the Collateral Agent), to retain any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the Notes, the Credit Agreement, the Intercreditor Agreement and the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

        Real Estate Mortgages and Filings.    With respect to any fee interest in any real property (individually and collectively, the "Premises") owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date, with (i) a purchase price or (ii) as of the Issue Date, with a Fair Market Value, of greater than $1,000,000:

          (1)   the Company shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary or, in the reasonable opinion of the Collateral Agent desirable, to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Collateral Agent shall have received mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in amounts and in form and substance and issued by insurers reasonably acceptable to the Collateral Agent, with respect to the property purported to be covered by such Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, a revolving credit endorsement and such other endorsements as the Collateral Agent shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon; and

          (3)   the Company shall deliver to the Collateral Agent, with respect to each of the covered Premises, such filings, surveys, local counsel opinions and fixture filings, along with such other documents, instruments, certificates and agreements, as the Collateral Agent and its counsel shall reasonably request.

        Leasehold Mortgages and Filings.    To the extent delivered to the Agent for the benefit of itself and the Lenders under the Credit Agreement, the Company and each of its Domestic Restricted Subsidiaries shall deliver to the Collateral Agent, as mortgagee, Mortgages with respect to the Company's leasehold interests in the premises (the "Leased Premises") occupied by the Company or such Domestic Restricted Subsidiary pursuant to leases entered into after the Issue Date.

        Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses that are not the same, similar or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

        Reports to Holders.    The indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Trustee and, upon request, to the Holders:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports;

in each case, within the time periods specified in the SEC's rules and regulations.

        In addition, following the consummation of the exchange offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations

(unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the Exchange Offer, for so long as any Notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

        Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the Notes, the Registration Rights Agreement, any Collateral Agreement or the Intercreditor Agreement unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        The following events are defined in the indenture as "Events of Default":

          (1)   the failure to pay interest and Additional Interest, if any, on any Notes or any other amount (other than principal for the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

          (2)   the failure to pay the principal of or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (3)   a default in the observance or performance of any other covenant or agreement contained in the indenture (other than the payment of the principal of, or premium, if any, or interest or and Additional Interest, if any, on any Note) or any Collateral Agreement which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "—Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage-of-time requirement);

          (4)   the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

          (5)   one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third-party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (6)   certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

          (7)   any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement or Intercreditor Agreement;

          (8)   the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

          (9)   any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the indenture).

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

          (1)   if the rescission would not conflict with any judgment or decree;

          (2)   if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

          (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

          (4)   if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances; and

          (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (7) of the description above of Events of Default, the Trustee shall have received an Officers' Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any Notes.

        Holders may not enforce the indenture or the Notes except as provided in the indenture and under the TIA. Subject to the provisions of the indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

        Under the indenture, the Company is required to provide an Officers' Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers' Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes when such payments are due;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the indenture, there has been a change in the applicable federal income tax law,

  in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with "Certain Covenants—Limitations on Incurrence of Additional Indebtedness" as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

          (8)   the Company shall have delivered to the Trustee an Opinion of Counsel (subject to customary qualifications and exclusions) to the effect that the trust resulting from the deposit is not required to register as an investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

        The indenture (and all Liens on Collateral in connection with the issuance of the Notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the indenture and the Collateral Agreements by the Company; and

          (3)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the Indenture

        From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the indenture, the Notes, the Guarantees, the Registration Rights Agreement and the Collateral Agreements:

          (1)   to cure any ambiguity, defect or inconsistency contained therein;

          (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3)   to provide for the assumption of the Company's or a Guarantor's obligations to Holders in accordance with the covenant described under "Certain Covenants—Merger Consolidation and Sale of Assets";

          (4)   to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the indenture, the Notes, the Guarantees, the Registration Rights Agreement or the Collateral Agreements;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

          (6)   to allow any Subsidiary or any other Person to guarantee the Notes;

          (7)   to release a Guarantor as permitted by the indenture and the relevant Guarantee; or

          (8)   if necessary, in connection with any addition or release of Collateral permitted under the terms of the indenture or Collateral Agreements;

so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, each of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other amendments of, modifications to and supplements to the indenture, the Notes, the Guarantees, the Registration Rights Agreement and the Collateral Agreements may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the indenture, except that, (a) any amendment to release all or substantially all of the Collateral otherwise than in accordance with the terms of the indenture and the Collateral Agreements shall require the consent of Holders of at least 66 2/3% of the principal amount of the then outstanding Notes and (b) without the consent of each Holder affected thereby, no amendment may:

          (1)   reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the indenture or the Notes;

          (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any Notes;

          (3)   reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

          (4)   make any Notes payable in money other than that stated in the Notes;

          (5)   make any change in provisions of the indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

          (6)   amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, modify any of the provisions or definitions with respect thereto;

          (7)   subordinate the Notes in right of payment to any other Indebtedness of the Company or any Guarantor; or

          (8)   release any Guarantor from any of its obligations under its Guarantee or the indenture otherwise than in accordance with the terms of the indenture.

Governing Law

        The indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person shall be deemed to be control. The terms "controlling" and "controlled" have meanings correlative of the foregoing.

        "Agent" has the meaning set forth in the definition of the term "Credit Agreement."

        "Applicable Indebtedness" means:

          (1)   in respect of any asset that is the subject of an Asset Sale at a time when such asset is included in the Collateral, Indebtedness that is pari passu with the Notes and secured at such time by Collateral; or

          (2)   in respect of any other asset, Indebtedness that is pari passu with the Notes.

        "Asset Acquisition" means:

          (1)   an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or

          (2)   the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) that constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the indenture) for value by the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor of:

          (1)   any Capital Stock of any Restricted Subsidiary of the Company; or

          (2)   any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

            (a)   a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

            (b)   the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Certain Covenants—Merger, Consolidation and Sale of Assets";

            (c)   any Restricted Payment permitted under "Certain Covenants—Limitation on Restricted Payments", including a Permitted Investment;

            (d)   the sale of Cash Equivalents;

            (e)   the sale or other disposition of used, worn out, obsolete or surplus equipment; and

            (f)    the sale or other disposition of surplus, aged or unassigned inventory.

        "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have meanings correlative to the foregoing.

        "Board of Directors" means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Capital Stock" means:

          (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

          (2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

          (3)   any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

          (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

          (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's");

          (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

          (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6)   investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above

        "Change of Control" means the occurrence of one or more of the following events:

          (1)   any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

          (2)   the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than (A) a transaction in which the surviving or Transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and one or more Permitted Holders have the right to elect a majority of the Board of Directors of such surviving or transferee Person.

          (3)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company;

          (4)   prior to the first Public Equity Offering, the Permitted Holders cease for any reason to be the Beneficial Owner, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of the Company (or, if the Voting Stock of the Company is wholly owned by a parent holding company, the Voting Capital Stock of such parent holding company), whether by virtue of the issuance, sale or other disposition of Capital Stock of the Company (or such parent holding company) or a direct or indirect holder of Capital Stock of the Company (or such parent holding company), a merger, consolidation or sale of assets involving the Company, a Restricted Subsidiary or a direct or indirect holder of Capital Stock of the Company (or such parent holding company), any voting trust or other agreement, and, in any case, one or more Permitted Holders do not have the right to elect a majority of the Board of Directors of the Company;

          (5)   subsequent to the first Public Equity Offering, (a) any Person or Group (other than the ESOP) is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of the Company (or, if the Voting Stock of the Company is wholly owned by a parent holding company, the Voting Capital Stock of such parent holding company), and (b) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company (or such parent holding company) than such other Person or Group, and one or more Permitted Holders do not have the right to elect a majority of the Board of Directors of the Company (or such parent holding company); or

          (6)   individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

        "Collateral" shall mean collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement.

        "Collateral Agent" means the collateral agent and any successor under the indenture.

        "Collateral Agreements" means, collectively, the Intercreditor Agreement, the Security Agreement and each Mortgage, in each case, as the same may be in force from time to time.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

          (1)   Consolidated Net Income; and

          (2)   to the extent Consolidated Net Income has been reduced thereby:

            (a)   all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

            (b)   Consolidated Interest Expense and interest expense attributable to write-offs of deferred financing costs; and

            (c)   Consolidated Non-cash Charges (including, without limitation, ESOP expense) less any non-cash items increasing Consolidated Net Income for such period;

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the "Four Quarter Period") most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period.

        In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Sale or other disposition or Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income." If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

          (a)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

          (b)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

          (1)   Consolidated Interest Expense; plus

          (2)   the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense (excluding write-off of deferred financing costs) of such Person and its Restricted

Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees); provided, however, that Consolidated Interest Expense of the Company shall not include any interest expense attributable to Indebtedness of Holdings included in the Company's consolidated balance sheet to the extent that such Indebtedness does not constitute Indebtedness of the Company and its Restricted Subsidiaries.

        "Consolidated Leverage Ratio" means, with respect to any Person, as of any date of determination, the ratio of (a) the aggregate principal amount of Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis outstanding as of the most recent balance sheet for which financial statements are available, determined on a consolidated basis in accordance with GAAP ("Total Debt"), to (b) Consolidated EBITDA of such Person during the four consecutive full fiscal quarters ending on the date of such balance sheet (the "Four Quarter Period"); provided, however, that Total Debt of the Company shall not include any Indebtedness of Holdings included in the Company's consolidated balance sheet to the extent that such Indebtedness does not constitute Indebtedness of the Company and its Restricted Subsidiaries.

In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Total Debt" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income." If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating "Consolidated Leverage Ratio," Consolidated EBITDA for such Four Quarter Period shall be increased by (i) the amount of any items that are included in the definition of "Adjusted EBITDA" set forth in this Offering Circular to the extent Consolidated EBITDA has been reduced thereby, (ii) the effects of any temporary plant shutdowns for inspection and repair of facilities and (iii) the net savings from permanent plant shutdowns.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

           (1)  after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

           (2)  after-tax items classified as extraordinary gains or losses;

           (3)  the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

           (4)  the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a wholly-owned Restricted Subsidiary of the referent Person by such Person;

           (5)  any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

           (6)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

           (7)  all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

           (8)  the cumulative effect of a change in accounting principles

           (9)  interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity";

         (10)  interest expense attributable to Indebtedness of Holdings included in the Company's consolidated balance sheet to the extent that such Indebtedness does not constitute Indebtedness of the Company and its Restricted Subsidiaries and non-cash charges attributable to obligations of Holdings to the extent that such obligations are non-recourse to the Company and its Restricted Subsidiaries (but excluding ESOP expenses);

         (11)  non-cash charges resulting from the impairment of intangible assets; and

         (12)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

        "Credit Agreement" means the Credit Agreement dated as of the Issue Date, between the Company, the other Credit Parties party thereto, the lenders party thereto (together with their successors and assigns, the "Lenders") and General Electric Capital Corporation, as agent (in such capacity, together with its successors and assigns, the "Agent"), setting forth the terms and conditions of the senior credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, restated, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2) or (14) of the definition of the term "Permitted Indebtedness") or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the 91 day after of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

        "Domestic Restricted Subsidiary" means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

        "Domestic Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

        "Equity Offering" means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8) or any private placement of Common Stock of the Company or any holding company of the Company to any Person other than issuances upon exercise of options by employees of any holding company, the Company or any of the Restricted Subsidiaries.

        "ESOP" means the Blue Ridge Paper Products Employee Stock Ownership Plan.

        "ESOP Stock Repurchase" means, prior to a Public Equity Offering, (1) any payments, contributions, loans, advances, distributions or dividends to the ESOP which are used by the ESOP to purchase, repurchase, redeem or acquire shares of common stock of Holdings or (2) any purchases, repurchases, redemptions or acquisitions of shares of, or options to purchase shares of, common stock of the Holdings from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), in each case pursuant to the terms of the ESOP as in effect on the Issue Date.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "Foreign Subsidiary" means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

        "GAAP" means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

        "Guarantor" means (1) each of the Company's Restricted Subsidiaries existing on the Issue Date and (2) each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the indenture.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Indebtedness" means with respect to any Person, without duplication:

          (1)   all Obligations of such Person for borrowed money;

          (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   all Capitalized Lease Obligations of such Person;

          (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

          (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, whether or not then due;

          (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

          (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

          (8)   all Interest Swap Obligations and all Obligations under Currency Agreements of such Person; and

          (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, "Indebtedness" shall not include any Qualified Capital Stock. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified

Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

        "Independent Financial Advisor" means a nationally-recognized accounting, appraisal or investment banking firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Intercreditor Agreement" means the Intercreditor Agreement among the Agent, the Trustee, the Collateral Agent, the Company and the Guarantors, dated as of the Issue Date, as the same may be amended, supplemented or otherwise modified from time to time.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "—Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the Fair Market Value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of a Restricted Subsidiary (including any issuance of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the Company, the Company shall be deemed to have made an "Investment" on the date of any such sale or disposition equal to sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the Company or any Restricted Subsidiary immediately following such sale or other disposition.

        "Issue Date" means the date of original issuance of the Old Notes.

        "Lenders" has the meaning set forth in the definition of the term "Credit Agreement."

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises and/or the Leased Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

          (1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

          (2)   all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

          (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

          (4)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

        "Obligations" means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

        "Permitted Holders" means KPS Investors, LLC, KPS Special Situations Fund, L.P., KPS Supplemental Fund, L.P. and their respective Affiliates.

        "Permitted Indebtedness" means, without duplication, each of the following:

          (1)   Indebtedness incurred in the offering of the Old Notes or in the exchange offer for the New Notes in an aggregate outstanding principal amount not to exceed $125.0 million and the related Guarantees;

          (2)   Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $45.0 million as such amount may be reduced from time to time as a result of permanent reductions of the revolving commitments thereunder as provided in "Certain Covenants—Limitation on Asset Sales;"

          (3)   other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

          (4)   Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

          (5)   Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (6)   Intercompany Indebtedness of the Company or a Guarantor for so long as such Indebtedness is held by the Company or a Guarantor; provided that if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

          (7)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (8)   Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (9)   Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $10.0 million at any time outstanding;

          (10) Refinancing Indebtedness;

          (11) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the indenture;

          (12) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or

  Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

          (13) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the indenture; and

          (14) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

        For purposes of determining compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "—Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

          (1)   Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate with or into the Company or a Guarantor, or that transfers or conveys all or substantially all of its assets to the Company or a Guarantor;

          (2)   Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's Obligations under the Notes and the indenture;

          (3)   Investments in cash and Cash Equivalents;

          (4)   Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the indenture;

          (5)   Investments in the Notes;

          (6)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

          (7)   Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "—Limitation on Asset Sales" covenant;

          (8)   Investments in existence on the Issue Date;

          (9)   loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding;

          (10) advances to suppliers and customers in the ordinary course of business; and

          (11) additional Investments in an aggregate amount not to exceed $10.0 million at any time outstanding.

        "Permitted Liens" means the following types of Liens:

          (1)   Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (2)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (3)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (4)   any judgment Lien not giving rise to an Event of Default;

          (5)   easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (6)   any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (12) of the definition of "Permitted Indebtedness;" provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

          (7)   Liens securing Purchase Money Indebtedness permitted pursuant to clause (9) of the definition of "Permitted Indebtedness;" provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

          (8)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (9)   Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the indenture;

          (12) Liens securing Indebtedness under Currency Agreements that are permitted under the indenture;

          (13) Liens securing Acquired Indebtedness incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" covenant; provided that:

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

            (b)   such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

          (14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (4) of the definition of the term "Permitted Indebtedness" to the extent and in the manner such Liens are in effect on the Issue Date;

          (15) Liens securing the Notes and all other monetary obligations under the indenture and the Guarantees;

          (16) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2) or (14) of the definition of the term "Permitted Indebtedness" and all other Obligations thereunder; provided, that any such Liens on Priority Collateral shall be subordinated to the Liens securing the Notes pursuant to the Intercreditor Agreement; and

          (17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" provisions of the indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Priority Collateral" means all Collateral other than accounts receivable, inventory and related assets.

        "Public Equity Offering" means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8).

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "—Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (10) of the definition of Permitted Indebtedness, in each case that does not:

          (1)   have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

          (2)   create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

          (3)   affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness);

If such Indebtedness being Refinanced is subordinate or junior by its terms to the Notes, then such Refinancing Indebtedness shall be subordinate by its terms to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the initial purchaser, as the same may be amended or modified from time to time in accordance with the terms thereof.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

        "Subsidiary" with respect to any Person, means:

          (1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

          (2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Unrestricted Subsidiary" of any Person means:

          (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

          (1)   the Company certifies to the Trustee that such designation complies with the "—Limitation on Restricted Payments" covenant; and

          (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

          (1)   immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Limitation on Incurrence of Additional Indebtedness" covenant; and

          (2)   immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

        Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

            (a)   the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

            (b)   the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly-Owned Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Subsidiary of such Person.

EXCHANGE OFFER; REGISTRATION RIGHTS

        We entered into a registration rights agreement (the "Registration Rights Agreement") with the initial purchaser on the original issue date of the Old Notes ("Issue Date") pursuant to which we agreed that, at our expense, for the benefit of the holders of the Notes:

  •
  within 120 days after the Issue Date (the "Filing Date"), file a registration statement on an appropriate registration form (the "Exchange Offer Registration Statement") with respect to a registered offer (the "Exchange Offer") to exchange the Notes for the exchange Notes (the "Exchange Notes"), having terms substantially identical in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions); and

  •
  cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 210 days after the Issue Date.

        Upon the Exchange Offer Registration Statement being declared effective, we will offer the Exchange Notes (and the related guarantees) in exchange for surrender of the Notes (and the related guarantees). We will keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders. For each of the Notes surrendered to us pursuant to the Exchange Offer, the holder who surrendered such Note will receive an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue

        (A)  from the later of:

  •
  the last interest payment date on which interest was paid on the Note surrendered in exchange therefor, or

  •
  if the Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date; or

        (B)  if no interest has been paid on such Note, from the Issue Date.

        Under existing interpretations of the SEC contained in several no-action letters to third parties, the Exchange Notes (and the related guarantees) will be freely transferable by holders (other than our affiliates) after the Exchange Offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its Notes for Exchange Notes will be required to represent:

  •
  that any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

  •
  that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the Exchange Notes in violation of the Securities Act;

  •
  that it is not our "affiliate" (as defined in Rule 405 promulgated under the Securities Act);

  •
  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes; and

  •
  if such holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of marketmaking or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        We will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

        If:

  •
  because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not permitted to effect an Exchange Offer;

  •
  the Exchange Offer is not consummated within 45 business days from the date the Exchange Offer Registration Statement is required to be effective;

  •
  in certain circumstances, certain holders of unregistered Exchange Notes so request; or

  •
  in the case of any holder that participates in the Exchange Offer, such holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate or within the meaning of the Securities Act), then in each case, we will (x) promptly deliver to the holders and the Trustee written notice thereof and (y) at our sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), and (b) use our reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of two years after the Issue Date or such time as all of the applicable Notes have been sold thereunder.

        We will, in the event that a Shelf Registration Statement is filed, provide to each holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder that sells Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        If we fail to meet the targets listed above, then additional interest (the "Additional Interest") shall become payable in respect of the Notes as follows:

          (1)   if (A) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement is filed with the SEC on or prior the 120 day after the Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

          (2)   if (A) neither the Exchange Offer Registration Statement nor a Shelf Registration Statement is declared effective by the SEC on or prior to the 210th day after the Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the later of (x) the 90th day following the date such Shelf Registration Statement was filed and (y) the 120th day after the Issue Date, then, commencing on the day after either such required effective date, Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

          (3)   if (A) we have not exchanged Exchange Notes for all Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the date that is 45 business days from the date the Exchange Offer Registration Statement was required to be declared effective or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the Issue Date (other than after such time as all Notes have been disposed of thereunder), then Additional Interest shall accrue on the principal amount of the Notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 46th business day after such effective date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective, in the case of (B) above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that Additional Interest will not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time; provided further, however, that the amount of Additional Interest accruing will not exceed 1.0% per annum; provided further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (2) above), or (c) upon the exchange of Exchange Notes for all Notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (3) (B) above), Additional Interest on the Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

        Any amounts of Additional Interest that have accrued pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the Notes.

        This summary of the provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Right Agreement, a copy of which is available from us upon request.

BOOK-ENTRY; DELIVERY AND FORM

        The Notes sold in reliance on Rule 144A and Notes sold to institutional accredit investors within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act will initially be represented by permanent global Notes in fully registered form without interest coupons (each a "Restricted Global Note") and will be deposited with the Trustee as a custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of such depositary.

        Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by temporary global Notes in fully registered form without interest coupons (each a "Temporary Regulation S Global Note") and will be deposited with the Trustee as custodian for DTC, as depositary, and registered in the name of a nominee of such depositary for the account of the operator of the Euroclear System or Clearstream Banking, Société Anonyme, Luxembourg. Each Temporary Regulation S Global Note will be exchangeable for a single permanent global Note (each a "Permanent Regulation S Global Note") after the expiration of the "distribution compliance period" (as defined in Regulation S) and the certification required by Regulation S. Prior to such time, a beneficial interest in the Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A. Beneficial interests in a Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note whether before, on or after such time, only upon receipt by the Trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

        Any beneficial interest in a Regulation S Global Note or a Restricted Global Note (each a "Global Note") that is transferred to a person who takes delivery in the form of an interest in a Restricted Global Note or a Regulation S Global Note, respectively, will, upon transfer, cease to be an interest in the type of Global Note previously held and become an interest in the other type of Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other type of Global Note for as long as it remains such an interest.

        The Global Notes (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear the legend regarding such restrictions set forth under the heading "Notice to Investors." Subject to such restrictions, QIBs or non-U.S. purchasers may elect to take physical delivery of their certificates (each a "Certificated Security") instead of holding their interests through the Global Notes (and which are then ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Notes have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Notes. For a description of the restrictions on transfer of Certificated Securities and any interest in the Global Notes, see "Notice to Investors."

The Global Notes

        We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder, DTC or such nominee, as the case may be, will be considered the sole owner or holder represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the Notes.

        Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

        DTC has advised us that it will take any action permitted to be taken by a holder (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading "Notice to Investors."

        DTC has advised us that it is:

  •
  is a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a Holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

  General

        The following is a general discussion of certain material U.S. federal income and estate tax consequences relating to the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences resulting from acquiring, holding or disposing of the Notes.

        In this discussion, we do not purport to address all of the tax consequences that may be relevant to a particular holder of Notes in light of the holder's circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold Notes through partnerships or other pass-through entities, U.S. expatriates or persons who hold the Notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, an integrated transaction or other risk reduction transactions, and U.S. holders whose "functional currency" is not the U.S. dollar) that may be subject to special rules. This discussion is limited to initial holders who purchased the Notes for cash in the initial offering at the original offering price and who hold the Notes as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

  U.S. Holders

        As used herein, the term "U.S. holder" means a beneficial owner of a Note who is for U.S. federal income tax purposes:

          (1)   a citizen or resident of the U.S.;

          (2)   an entity taxable as a corporation or treated as a partnership for U.S. federal income tax purposes, which is created or organized in or under the laws of the United States, any state therein or the District of Columbia;

          (3)   an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

          (4)   a trust if a court within the U.S. is able to exercise primary supervision over such trust's administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

        As used herein, the term "non-U.S. holder" means a beneficial owner of a Note who is not a U.S. holder.

  Payments of Interest

        Interest on a Note generally will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

  Exchange Offer

        The exchange of the Old Notes for the New Notes should not constitute a taxable exchange because the terms of the Old Notes and New Notes are substantially the same. See "Description of the New Notes." You therefore should not recognize a taxable gain or loss as a result of so exchanging your Old Notes. The holding period of the New Notes received should include the holding period of the Old Notes exchanged therefor; and the adjusted tax basis of the New Notes received should be the same as the adjusted tax basis of the Old Notes exchanged therefor immediately before such exchange.

  Payments Upon Optional Redemptions

        We may redeem the Notes prior to their stated maturity under certain circumstances. Because the Notes provide for the payment of a redemption premium in connection with certain of these redemptions, they could be subject to certain rules relating to debt instruments that provide for one or more contingent payments, referred to as the "Contingent Payment Regulations." Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." We intend to take the position that, for purposes of the Contingent Payment Regulations, the payment of additional interest is a "remote" contingency as of the issue date and, accordingly, that the Contingent Payment Regulations should not apply to the Notes.

        If redemption premium payments of additional interest actually are made, such payments likely will be includible in your gross income in the taxable year in which such payments actually are made, regardless of the tax accounting method you use.

        Our position for purposes of the Contingent Payment Regulations that the payment of such additional interest is a remote contingency as of the issue date is binding on you for U.S. federal income tax purposes unless you disclose in the proper manner to the IRS that you are taking a different position.

  Sale, Exchange or Redemption of the Notes

        Upon the disposition of a Note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference between (i) the amount realized on the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest which, if not previously included in income, will be treated as interest paid on the Notes and will then be included in income) and (ii) your adjusted federal income tax basis in the Note. Your adjusted federal income tax basis in a Note generally will equal the cost of the Note.

        Any gain or loss you recognize on a disposition of a Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you held the Note for longer than one year at the time of disposition. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

  Non-U.S. Holders

  U.S. Federal Withholding Tax

        The 30% U.S. federal withholding tax will not apply to any payment of principal on the Notes. The withholding tax also will not apply to the prepayment of interest on the Notes provided that:

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

  •
  you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

  •
  you are not a bank whose receipt of interest on the Notes is pursuant to a loan agreement entered into in the ordinary course of business; and

  •
  you have fulfilled the certification requirements set forth in section 871(h) or section 881(c) of the Code, as discussed below.

        The certification requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person for federal income tax purposes and provide your name and address, and (i) you file IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY if it has entered into an agreement with the IRS to be treated as a qualified intermediary. With respect to Notes held by a non-U.S. partnership and certain other non-U.S. entities, unless the non-U.S. partnership or entity has entered into a withholding agreement with the IRS, the non-US partnership or entity generally will be required to provide an IRS Form W-8IMY or other successor form and to associate with such form an appropriate certification or other appropriate documentation from each partner or other member. You should consult your tax advisor regarding possible additional reporting requirements.

        If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty and stating your taxpayer identification number or (2) IRS Form W-8ECI (or successor form) stating that payments on the Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States, as discussed below.

        The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange or other disposition of the Notes.

  U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a U.S. holder. See "—U.S. Holders." In that case, you would not be subject to the 30% U.S. federal withholding tax and would be required in lieu of the certifications described above to provide to the withholding agent a properly executed IRS W-8ECI or other successor form. In addition, if you are a non-U.S corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on Notes will be included in earnings and profits if so effectively connected.

        Interest on Notes may also be subject to tax under tax laws applicable to certain U.S. expatriates.

        Any gain realized on the sale, exchange or redemption of Notes generally will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you and, if a tax treaty applies, is attributable to a permanent establishment in the United States;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  you are subject to tax under tax laws applicable to certain U.S. expatriates.

  U.S. Federal Estate Tax

        Your estate will not be subject to U.S. federal estate tax on Notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

  Information Reporting and Backup Withholding

        Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding with respect to certain payments made on or with respect to the Notes. This withholding applies only if you are a U.S. holder and you (i) fail to furnish your taxpayer identification number ("TIN"), which for an individual is your social security number, within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you have not been notified by the IRS that you are subject to backup withholding. The application for exemption is available by providing a properly completed IRS Form W-9. These requirements generally do not apply with respect to certain holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, certain financial institutions and individual retirement accounts.

        The backup withholding tax rate equals the fourth lowest rate of tax applicable under Section 1(c) of the Code. That rate is currently 28%. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        If you are a non-U.S. holder and you provide the applicable IRS Form W-8BEN, IRS Form W-8IMY (together with all appropriate attachments) or other applicable form, signed under penalties of perjury, identifying yourself and stating that you are not a United States person you will not be subject to IRS reporting requirements and U.S. backup withholding. In addition, IRS Form W-8BEN or other applicable form will be required from the beneficial owners of interests in a non-U.S. holder that is treated as a partnership (or as a trust of certain types) for U.S. federal income tax purposes.

        Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a U.S. office of a broker generally will be subject to information reporting or backup withholding unless the holder either certifies its status as a non-U.S. holder under penalties of perjury on the applicable IRS Form W-8BEN, IRS Form W-8IMY or other applicable form (as described above) or otherwise establishes an exemption. The payment of the proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. Related Person" (as defined below). The payment of proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a U.S. broker or a U.S. Related Person generally will not be subject to backup withholding but will be subject to information reporting unless the holder certifies its status as a non-U.S. holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-U.S. holder's foreign status and the broker has no actual knowledge to the contrary.

        For this purpose, a "U.S. Related Person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership if at any time during its tax year one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

        Backup withholding is not an additional tax and may be refunded (or credited against the holder's U.S. federal income tax liability, if any), provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for such period of time as such persons must comply with such requirements in order to resell New Notes, provided that such period will not exceed the period specified in the Registration Rights Agreement.

        We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For the period of time specified in the Registration Rights Agreement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the Registration Rights Agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

        We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

LEGAL MATTERS

        Certain legal matters with regard to the validity of the New Notes will be passed upon for us by Proskauer Rose LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Blue Ridge Paper Products Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

        Although we are not subject to the informational requirements of the Exchange Act (other than an annual report on Form 10-K for the fiscal year in which the registration statement of which this prospectus forms a part is declared effective), we have agreed, for so long as any of the Notes remain outstanding, to furnish the holders with the following information:

          (1)   All annual and quarterly financial information that would be required to be contained in a filing with the Commission on Forms 10-K and 10-Q, if we were required to file those forms, and, with respect to the annual information only, a report thereon by our independent certified public accountants.

          (2)   All reports that would be required to be filed with the Commission on Form 8-K, if we were required to file those reports.

        From and after the time a registration statement with respect to the Notes is declared effective by the Commission, we will file such information with the Commission, provided that the Commission will accept such filing.

        You may read and copy any document we file at the following Commission public reference rooms:

Judiciary Plaza	500 West Madison Street
450 Fifth Street, N.W.	14th Floor
Room 1024	Chicago, Illinois 60661
Washington, D.C. 20549

        You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Commission at 1-800-SEC-0330.

        We also file information electronically with the Commission. Our electronic filings are available from the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

        To request a copy of any or all of these documents, you should write to us at our principal executive office at the following address:

    Blue Ridge Paper Products Inc.
    41 Main Street
    P.O. Box 1429
    Canton, North Carolina 28716
    Attention: John B. Wadsworth
    Chief Financial Officer

        We have filed a registration statement with the Commission relating to the New Notes described in this prospectus. This prospectus is part of the registration statement. You may obtain from the

Commission a copy of the registration statement and exhibits that we filed with the Commission when we registered the New Notes. The registration statement may contain additional information that may be important to you.

        All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from their date of filing.

        Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing to us at the above address.

BLUE RIDGE PAPER PRODUCTS INC.

Index to Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors
Blue Ridge Paper Products Inc.:

        We have audited the accompanying consolidated balance sheets of Blue Ridge Paper Products Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholder's equity and comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Paper Products Inc. and subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina
March 11, 2004

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Balance Sheets
December 31, 2002 and 2003
(Dollars in thousands)

	2002	2003
Assets
Current assets:
Cash	$332	$2,123
Accounts receivable, net of allowance for doubtful accounts and discounts of $756 and $2,621 in 2002 and 2003, respectively	44,310	42,646
Inventories	58,898	59,063
Prepaid expenses	1,532	1,112
Income tax receivable	31	32

Total current assets	105,103	104,976

Property, plant, and equipment, net	198,989	192,671
Deferred financing costs, net	2,683	7,443
Other assets	179	62

Total assets	$306,954	$305,152

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of senior debt	$113,983	$37
Current portion of capital lease obligation	221	474
Accounts payable	40,916	35,748
Accrued expenses and other current liabilities	28,473	33,109
Interest payable	2,696	1,495

Total current liabilities	186,289	70,863

Senior debt, net of current portion	—	134,898
Parent Pay-In-Kind (PIK) Senior Subordinated Note	40,406	37,124
Capital lease obligations	388	1,359
Pension and postretirement benefits	16,814	19,109
Other liabilities	2,537	2,824

Total liabilities	246,434	266,177

Obligation to redeem ESOP shares	28,732	32,389
Obligation to redeem restricted stock units of Parent	2,484	2,519
Commitments and contingencies (See notes)
Stockholder's equity:
Common stock (par value $0.01, 1000 shares authorized and outstanding in 2002 and 2003, respectively)	—	—
Additional paid-in capital	43,980	47,344
Accumulated deficit	(6,787)	(34,125)
Unearned compensation	(660)	(88)
Accumulated other comprehensive loss	(2,522)	(3,370)

	34,011	9,761
Receivable from Parent	(4,707)	(5,694)

Total stockholder's equity	29,304	4,067

Total liabilities and stockholder's equity	$306,954	$305,152

See accompanying notes to consolidated financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Statements of Operations
Years ended December 31, 2001, 2002 and 2003
(Dollars in thousands)

	2001	2002	2003
Net sales	$458,020	$467,781	$468,636
Cost of goods sold:
Cost of goods sold, excluding depreciation and amortization	403,648	410,577	427,583
Depreciation and amortization	14,806	15,769	16,359

Gross profit	39,566	41,435	24,694

Selling, general and administrative expenses	25,924	22,408	27,777
Depreciation and amortization	1,541	1,705	1,769
ESOP expense	8,640	8,122	7,200
Profit-sharing expense	290	161	—
Gain on disposal of assets	(239)	(74)	(3,796)

Operating profit (loss)	3,410	9,113	(8,256)

Other income (expense):
Interest income	21	2	—
Interest expense, excluding amortization of deferred financing costs	(14,228)	(12,580)	(14,148)
Amortization of deferred financing costs	(1,125)	(1,312)	(4,934)

	(15,332)	(13,890)	(19,082)

Loss before income taxes	(11,922)	(4,777)	(27,338)
Income tax benefit	(3,498)	—	—

Net loss	$(8,424)	$(4,777)	$(27,338)

See accompanying notes to consolidated financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Statements of Stockholder's Equity and Comprehensive Loss
Years ended December 31, 2001, 2002 and 2003
(Dollars in thousands)

	Common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Unearned compensation	Accumulated other comprehensive loss	Receivable from Parent	Total
Balances, December 31, 2000 (unaudited)	$—	$37,736	$6,414	$(802)	$—	$(285)	$43,063
Net loss	—	—	(8,424)	—	—	—	(8,424)
Recognition of additional minimum pension liability	—	—	—	—	(657)	—	(657)

Comprehensive loss							(9,081)

Issuance of Parent restricted stock units	—	557	—	(557)	—	—	—
Change in obligation to redeem restricted stock compensation of Parent	—	(465)	—	—	—	—	(465)
Investment by Parent to fund ESOP	—	8,640	—	—	—	—	8,640
Change in obligation to redeem ESOP shares	—	(4,729)	—	—	—	—	(4,729)
Amortization of vested restricted stock compensation	—	—	—	851	—	—	851
Purchase of Parent common and preferred stock	—	—	—	—	—	(3,102)	(3,102)

Balances, December 31, 2001	$—	41,739	(2,010)	(508)	(657)	(3,387)	35,177
Net loss	—	—	(4,777)	—	—	—	(4,777)
Recognition of additional minimum pension liability	—	—	—	—	(1,865)	—	(1,865)

Comprehensive loss							(6,642)

Issuance of Parent restricted stock units	—	517	—	(517)	—	—	—
Change in obligation to redeem restricted stock compensation of Parent	—	(703)	—	—	—	—	(703)
Investment by Parent to fund ESOP	—	8,122	—	—	—	—	8,122
Change in obligation to redeem ESOP shares	—	(6,564)	—	—	—	—	(6,564)
Modification of restricted stock award	—	392	—	(392)	—	—	—
Amortization of vested restricted stock compensation	—	—	—	757	—	—	757
Purchase of Parent common and preferred stock	—	—	—	—	—	(1,320)	(1,320)
Capital contribution by Parent through forgiveness of accrued management fees	—	477	—	—	—	—	477

Balances, December 31, 2002	$—	43,980	(6,787)	(660)	(2,522)	(4,707)	29,304
Net loss	—	—	(27,338)	—	—	—	(27,338)
Recognition of additional minimum pension liability	—	—	—	—	(848)	—	(848)

Comprehensive loss							(28,186)

Issuance of Parent restricted stock units	—	11	—	(11)	—	—	—
Change in obligation to redeem restricted stock compensation of Parent	—	(35)	—	—	—	—	(35)
Investment by Parent to fund ESOP	—	7,200	—	—	—	—	7,200
Change in obligation to redeem ESOP shares	—	(3,657)	—	—	—	—	(3,657)
Amortization of vested restricted stock compensation, net of cancelled and modified awards	—	(155)	—	583	—	—	428
Purchase of Parent common and preferred stock	—	—	—	—	—	(987)	(987)

Balances, December 31, 2003	$—	$47,344	$(34,125)	$(88)	$(3,370)	$(5,694)	$4,067

See accompanying notes to consolidated financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2002 and 2003
(Dollars in thousands)

	2001	2002	2003
Cash flows from operating activities:
Net loss	$(8,424)	$(4,777)	$(27,338)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16,347	17,474	18,128
Provision for deferred income taxes	(3,509)	—	—
Compensation expense for Parent restricted stock	851	757	428
Amortization of deferred financing costs	1,125	1,312	4,934
ESOP expense	8,640	8,122	7,200
Gain on disposition of equipment	(239)	(74)	(3,796)
Forgiveness of accrued management fee	—	477	—
Changes in operating assets and liabilities:
Accounts receivable, net	8,591	(6,047)	1,664
Inventories	(1,429)	(5,715)	(165)
Prepaid expenses	(479)	1,887	420
Income tax receivable	5,817	1,572	(1)
Accounts payable	(19,732)	4,747	(5,168)
Accrued expenses and other current liabilities	(3,522)	2,881	7,089
Interest payable	(15)	1,419	(1,201)
Change in Parent PIK Senior Subordinated Note for interest	3,118	3,405	3,718
Pension and postretirement benefits	1,143	250	1,447
Other assets and liabilities	498	841	404

Net cash provided by operating activities	8,781	28,531	7,763

Cash flows used in investing activities:
Additions to property, plant, and equipment	(11,833)	(18,306)	(12,377)
Proceeds from sale of property, plant, and equipment	147	1,227	6,013

Net cash used in investing activities	(11,686)	(17,079)	(6,364)

Cash flows from financing activities:
Repurchase of Parent common and preferred stock	(500)	(246)	(987)
Payments on separation notes payable	(2,418)	(1,409)	(2,453)
Proceeds from borrowings under line of credit	139,833	141,728	122,374
Repayment of borrowings under line of credit	(119,044)	(136,816)	(148,440)
Cash paid for refinancing credit facilities	(817)	(696)	(9,694)
Proceeds from issuance of debt	—	—	125,818
Payments on PIK Note	—	—	(7,000)
Repayments of long-term debt and capital lease obligations	(13,522)	(14,697)	(79,226)

Net cash provided by (used in) financing activities	3,532	(12,136)	392

Net increase (decrease) in cash	627	(684)	1,791
Cash, beginning of year	389	1,016	332

Cash, end of year	$1,016	$332	$2,123

Supplemental disclosures of cash flow information:
Cash paid for interest, including capitalized interest	$11,317	$8,106	$12,420
Noncash investing and financing activities:
Conversion of accrued interest to note payable	$3,118	$3,405	$3,718
Issuance of restricted stock units	557	517	11
Separation notes payable	2,526	1,074	983
Equipment acquired through capital lease	—	—	1,650

See accompanying notes to consolidated financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, and 2003

(Dollars in thousands)

(1) Organization and Business

        Blue Ridge Paper Products Inc. (the Company) is a wholly owned subsidiary of Blue Ridge Holding Corp. (Parent), a Delaware corporation. BRPP, LLC is a wholly owned subsidiary of the Company. The Company began operations on May 14, 1999. On that date, the "Canton System" was purchased from International Paper Company, formerly known as Champion International Corporation (International Paper), for approximately $200.0 million (the Canton System Acquisition). Blue Ridge Paper Products Inc. is an integrated manufacturer of specialty paperboard packaging products and a broad range of specialty and commodity grades of paperboard and paper products.

(2) Summary of Significant Accounting Policies and Practices

  (a) Principles of Accounting

        The Company utilizes accounting principles generally accepted in the United States of America, under which the Company is allocated certain expenditures and obligations of the Parent in accordance with "push down" accounting. The impact of certain transactions at the Parent company level, including equity-based compensation through restricted stock awards and Employee Stock Ownership Plan (ESOP) transactions and the Parent PIK Senior Subordinated Note are recorded at the operating subsidiary (the Company) level.

  (b) Principles of Consolidation

        The consolidated financial statements include the accounts and results of operations of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. BRPP, LLC had no assets or liabilities and did not record any financial transactions in 2001, 2002 and 2003.

  (c) Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. The Company has four major customers that accounted for 28%, 29%, and 26% of total net sales of continuing operations for fiscal years 2001, 2002, and 2003, respectively.

  (d) Inventories

        Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

  (e) Property, Plant, and Equipment

        Property, plant, and equipment is recorded at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Replacements and significant improvements of major units of property are capitalized using a project threshold basis in accordance with Company policy. In addition, interest is capitalized for projects during the period of construction. Maintenance, repairs, and minor replacements are expensed as incurred. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Land improvements	10-24 years
Buildings and improvement	3-40 years
Machinery and equipment	5-35 years
Software and computer equipment	3-5 years
Office equipment	6-10 years

        Plant and equipment held under capital leases and leasehold improvements are amortized on the straight line basis over the shorter of the lease term or estimated useful life of the asset.

  (f) Self-Insurance

        The Company is self-insured for all employee medical and dental insurance claims, as well as workers' compensation claims up to certain stop-loss provisions. Amounts in excess of self-insured levels are fully insured. Self-insurance liabilities are based on claims filed and estimates for claims incurred but not reported.

  (g) Deferred Financing Costs

        The Company capitalizes its costs to obtain financing. These costs are amortized using the effective interest method over the term of the related borrowings.

  (h) Income Taxes

        The Company files a consolidated tax return with its Parent. Income taxes are computed as if the Company were filing a separate tax return.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company evaluates on a regular basis the realizability of its deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion of all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment.

  (i) Pension and Other Postretirement Plans

        The Company has a defined benefit pension plan for salaried employees. The benefits are based on years of service and annual compensation forecasts. The cost of this program is being funded currently through contributions to an independently managed trust.

        The Company also sponsors an unfunded defined benefit health care plan for substantially all retirees and employees. The Company accrues the projected future cost of providing postretirement benefits during the period that employees render the services necessary to be eligible for such benefits.

  (j) Fair Value of Financial Instruments

        The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities, and other current liabilities approximate fair value due to the short-term nature of these assets and liabilities. Interest rates on the Company's short-term borrowings, the Term Loans A and B, and other bank borrowings are adjusted regularly to reflect current market rates. The Company issued its 9.50% senior secured notes in December 2003. Accordingly, the carrying amount of these borrowings also approximates fair value.

  (k) Revenue Recognition

        The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

  (1) Shipping and Handling Costs

        Customers generally are required to bear the cost of shipping through built-in pricing. Revenues billed to customers for shipping are included in net sales in the accompanying consolidated statements of operations. Shipping and handling costs incurred by the Company are included in cost of goods sold in the accompanying consolidated statements of operations.

  (m) Employee Stock Ownership Plan

        The Parent has an employee stock ownership plan (the ESOP) which covers eligible employees of the Company. The Parent contributes shares of common stock on an annual basis to the ESOP and the Company records a charge to its consolidated statement of operations in an amount equal to the fair-value of the shares contributed to the Company's employees in accordance with the terms of the ESOP.

  (n) Impairment of Long-Lived Assets

        The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets, on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

  (o) Management Fees

        The Company accrues management fees quarterly to its Parent's majority stockholder based upon a commitment made in 1999 equal to 0.5% of consolidated net revenues. Due to restrictions within debt covenants, no management fees have been paid since September 2001, although such fees continue to be accrued. In 2002, accrued management fees of $477 were forgiven and are reflected as additional paid in capital. On October 1, 2003, the management fee agreement with the majority shareholder was amended to assign obligations related to the management fee to the Parent and to amend the termination date to October 1, 2013.

  (p) Environmental Costs

        The Company recognizes liabilities for environmental remediation when it is probable that a liability has been incurred and can be reasonably estimated. The Company determines its liability on a site-by-site basis, and it is not discounted or reduced for possible recoveries from insurance carriers. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized.

  (q) Business Segments

        The Company has determined, using the criteria in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," that it operates in two reporting segments: packaging and paper. The Company's product lines include polymer-coated paperboard and converted packaging, including gable top cartons and coated paperboard used in the production of ovenable food trays, paper cups and other coated packaging, envelope paper, specialty and offset printing paper and uncoated bleached paperboard.

  (r) Stock-based Compensation

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations in accounting for restricted stock unit grants. Under this method, the Company records the fair value of restricted stock units awarded as unearned compensation and additional paid in capital in stockholder's equity. These amounts are amortized to compensation expense over the vesting period. Compensation expense is recorded at the fair value of these awards, and, accordingly, the Company has no separate disclosures for SFAS No. 123, "Accounting for Stock-Based Compensation."

  (j) Receivable from Parent

        The Company is due funds from the Parent for reimbursement for certain transactions executed on behalf of the Parent related to the repurchase of ESOP shares, preferred stock and common stock. The receivable has been recorded as a separate component of stockholder's equity.

  (t) Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (u) Reclassification

        Certain prior year amounts in the consolidated financial statements and notes have been reclassified to conform to the 2003 presentation.

  (v) Recent Accounting Pronouncements

        In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. It establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this standard effective September 30, 2003, with no material effect on its financial position or results of operations.

        In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method and the liability should be accreted to its face amount. Prior to SFAS No. 143, the Company had recorded obligations for these asset retirement obligations.

        The Company adopted SFAS No. 143 on January 1, 2003 and recorded a cumulative effect adjustment of $45, net of taxes to the statement of income. The adoption adjustment also included increases to fixed assets, net, of $153 and long-term obligations of $57. Asset retirement obligations were recorded for those obligations where a legally enforceable obligation exists, the life is determinable and a reasonable estimate of fair value can be made. Asset retirement obligations recorded in connection with the adoption of SFAS No. 143 were for industrial waste landfills. The capitalized cost recorded is depreciated over its estimated useful life on a straight-line basis. The Company determined that the effect of adopting SFAS No. 143 as of January 1, 2003 was not material; therefore, the cumulative effect adjustment has been included in cost of goods sold.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the consolidated financial statements. Upon the consummation of the offering of the 9.5% Senior Secured Notes and the repayment of the outstanding debt then existing under the 1999 Credit Agreement, the Company recognized a $3,200 debt extinguishment charge that is recorded as a component of other expense in the consolidated statement of operations for 2003.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (VIEs), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in the entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46,

Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact, if any, that the adoption of FIN 46R will have on the consolidated financial statements.

        In December 2003, FASB issued Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in note 10 incorporate the requirements of Statement 132 (revised).

(3) Liquidity

        In December 2003, the Company issued $125,000 of 9.50% Senior Secured Notes due in 2008 (the Notes) in a private offering. Proceeds from issuance of the Notes were used to repay the Company's Term Loans A and B and its existing revolving credit facility under the 1999 Credit Agreement. In addition, the Company paid $7,000 on its PIK Note.

        On December 15, 2003, the Company entered into a revolving credit facility with a financial institution which provides for maximum borrowings of $45,000, subject to a borrowing base calculated using eligible accounts receivable and inventories. The revolving credit facility is collateralized by a senior secured interest in the Company's outstanding trade accounts receivable and inventories and by a subordinated secured interest in substantially all of the Company's tangible and intangible assets. The revolving credit facility matures on December 15, 2008, and requires the Company to pay an annual fee of 0.375% on the unused facility amount. The Company had an outstanding balance of $9,135 at December 31, 2003 and letters of credit outstanding as of December 31, 2003 were $4,254. The maximum borrowing availability at December 31, 2003 was $31,611.

        The credit agreement requires that the Company meet certain financial covenants, including a minimum borrowing availability threshold and a fixed charge coverage ratio. In addition, the Company must meet certain affirmative and negative operating covenants. In the event of default or if the outstanding balance of the revolving credit facility is greater than $25,000 and the borrowing availability falls below $15,000, the credit agreement provides for activation of controlled bank accounts to apply daily cash collections toward the outstanding revolving loan balance.

(4) Inventories

        Components of inventories, net of allowances for obsolescence, at December 31, 2002 and 2003 are as follows:

	2002	2003
Raw materials	$13,282	$17,023
Work-in-progress	23,755	19,359
Finished goods:
Paper and paperboard	17,818	19,349
Cartons	4,043	3,332

	$58,898	$59,063

        The Company maintains supply parts inventories to be used in the repair and maintenance of its machinery and equipment. These inventories are included in raw materials in the accompanying balance sheets and amounted to $5,748 and $7,215 at December 31, 2002 and 2003, respectively.

(5) Property, Plant, and Equipment

        Components of property, plant, and equipment at December 31, 2002 and 2003, are as follows:

	2002	2003
Land and land improvements	$5,639	$5,614
Buildings and improvements	12,842	12,735
Machinery and equipment	201,698	219,794
Software, computers, and office equipment	19,213	19,881
Construction-in-progress	11,227	4,374

	250,619	262,398
Less accumulated depreciation and amortization	(51,630)	(69,727)

	$198,989	$192,671

(6) Short-Term Borrowings and Long-Term Debt

        Components of short-term borrowings and long-term debt at December 31, 2002 and 2003, are as follows:

	2002	2003
9.50% Senior Secured Notes	$—	$125,000
Revolving credit facility	—	9,135
Parent PIK Senior Subordinated Note	40,406	37,124
Other	—	800
1999 Credit Agreement:
Revovling credit facility	35,201	—
Term Loan A	10,912	—
Term Loan B	67,870	—

	154,389	172,059
Less current portion	(113,983)	(37)

	$40,406	$172,022

  (a) 9.50% Senior Secured Notes

        On December 17, 2003, the Company issued $125,000 of 9.5% Senior Secured Notes (Notes) through a private placement offering under Rule 144A. The Notes have a term of five years, are due on December 15, 2008, and bear interest at a stated rate of 9.5%, which is payable semiannually in arrears on June 15 and December 15. The Notes are collateralized by a senior secured interest in substantially all of the Company's tangible and intangible assets and have a subordinated secured interest in the outstanding trade accounts receivable and inventories. The Company has the right to redeem the Notes at 104.75% and 100.00%, plus accrued interest on or after December 15, 2006 and December 15, 2007, respectively. Terms of the indenture under which the Notes have been issued contain certain covenants, including limitations on certain restricted payments and the incurrence of additional indebtedness.

  (b) Revolving credit facility

        On December 15, 2003, the Company entered into a revolving credit facility with a financial institution which provides for maximum borrowings of $45,000, subject to a borrowing base calculated using eligible accounts receivable and inventories. The revolving credit facility is collateralized by a senior secured interest in the Company's outstanding trade accounts receivable and inventories and by a subordinated secured interest in substantially all of the Company's tangible and intangible assets. The revolving credit facility matures on December 15, 2008, and requires the Company to pay an annual fee of 0.375% on the unused facility amount. The Company had an outstanding balance of $9,135 at December 31, 2003 and letters of credit outstanding as of December 31, 2003 were $4,254. The maximum borrowing availability at December 31, 2003 was $31,611.

        Interest rates on the revolving credit facility are specified in the credit agreement, which provides at the Company's option for either an index rate (which is based on the prime rate) plus an applicable margin of 1.25% or LIBOR (London InterBank Offered Rate) plus an applicable margin of 3.00%. Effective July 1, 2004, the applicable margins for the index rate and LIBOR will be based on minimum borrowing availability under the terms of the credit agreement and increase by a margin which ranges from 0.75% to 1.25% for the index rate and from 2.50% to 3.00% for the LIBOR rate. The interest rate on the revolving credit facility at December 31, 2003 was 5.25%.

        The credit agreement requires mandatory prepayments, if 1) the Company fails to maintain its minimum borrowing availability, or 2) the proceeds from the disposition of an asset is not invested in the Company within 360 days. No prepayments were required in 2003.

        The credit agreement requires that the Company meet certain financial covenants, including a minimum borrowing availability threshold and a fixed charge coverage ratio. In addition, the Company must meet certain affirmative and negative operating covenants. In the event of default or if the outstanding balance of the revolving credit facility is greater than $25,000 and the borrowing availability falls below $15,000, the credit agreement provides for activation of controlled bank accounts to apply daily cash collections toward the outstanding revolving loan balance.

  (c) Parent PIK Senior Subordinated Note

        The Parent partially financed the acquisition of the Canton System with a Pay-in-Kind Senior Subordinated Note payable to International Paper in the principal amount $30,000, wherein interest accrues on the unpaid principal balance at a rate of 9% per annum until May 14, 2007. On November 14, 2003, the Company entered into an agreement with International Paper to extend the maturation date of the Parent PIK Senior Subordinated Note to May 14, 2009 in return for a principal payment of $7,000. This payment was made on December 17, 2003 with proceeds from the sale of the 9.5% Senior Secured Notes. On each semi-annual interest payment date (March 31 and September 30), the Parent records interest on this note by issuing "Secondary Notes", which bear substantially the same terms as the original Parent PIK Senior Subordinated Note. Secondary Notes amounted to $10,406 and $7,124 at December 31, 2002 and 2003, respectively. Payments of principal and interest under the Parent PIK Senior Subordinated Note are legal obligations of the Parent and have not been guaranteed in any way by the Company. However, the Parent will be dependent upon the Company to settle these obligations. In addition, under certain circumstances, primarily future Parent equity transactions transferring at least 50% of the common stock to a third party, payment by the Parent of the Parent PIK Senior Subordinated Note is triggered prior to its maturity. The Parent is dependent on the Company to service the debt in its entirety. The entire amount is due on May 14, 2009.

  (d) Other

        In July 2003, the Company entered into a note payable with a bank for $819 due in 2010. Interest on the note bears interest at a fixed rate of 5.5%. Land and an office building in Canton, North Carolina collateralize the note. The balance of the note payable was $800 at December 31, 2003.

  (e) 1999 Credit Agreement

        The Company entered into the 1999 Credit Agreement in connection with the Canton System Acquisition (see note 1) which included a revolving credit facility and Term Loans A and B. The outstanding balances on the revolving credit facility and Term Loans A and B were repaid with proceeds from the issuance of 9.50% Senior Secured Notes on December 17, 2003, at which time the 1999 Credit Agreement was terminated.

        The revolving credit facility, as amended, provided for maximum borrowings of $65,000 (amended to $55,000 in 2003), subject to a borrowing base calculated using eligible accounts receivable and inventories and was collateralized by the Company's real and personal property. The revolving credit facility's maturity was May 14, 2004, and required the Company to pay an annual fee of 0.5% on the unused facility amount. The Company had an outstanding balance under this facility of $35,201 at December 31, 2002. Letters of credit outstanding as of December 31, 2002 were $3,355. Interest rates on the revolving credit facility were specified in the 1999 Credit Agreement, which provided for either an index rate or LIBOR (London InterBank Offered Rate) at the Company's option, plus an applicable margin based on the ratio of funded debt to earnings before interest, income taxes, depreciation, and amortization. The index rate, which was the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, was increased by a margin which ranged from 1.75% to 4.25% (3.25% at December 31, 2002). The LIBOR rate is based on LIBOR plus a margin, which ranged from 1.00% to 6.00% (5.00% at December 31, 2002). The average interest rate was 8.26% and 9.89% during 2002 and 2003, respectively, and the interest rate at December 31, 2002 was 7.46%.

        Borrowings under the Term Loan A and Term Loan B portions of the 1999 Credit Agreement represented initial borrowings in connection with the Canton System Acquisition (see note 1) and, together with the revolving credit facility, were collateralized by all of the Company's real and personal property. Term Loan A required varying principal payments through maturity on May 14, 2004 and Term Loan B required varying principal payments through maturity on May 14, 2006. Interest rates on the Term Loan A were specified in the 1999 Credit Agreement, which provided for either an index rate or LIBOR (London InterBank Offered Rate) at the Company's option, plus an applicable margin based on the ratio of funded debt to earnings before interest, income taxes, depreciation, and amortization (EBITDA). The index rate, which was the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, was increased by a margin which ranged from 1.75% to 4.25% (3.25% at December 31, 2002). The LIBOR rate was based on LIBOR plus a margin, which ranged from 1.00% to 6.00% (5.00% at December 31, 2002). The average interest rate on Term Loan A was 7.10% and 9.64% in 2002 and 2003, respectively. The interest rate for the Term Loan A at December 31, 2002 was 6.96%.

        Interest rates on the Term Loan B were specified in the 1999 Credit Agreement, which provided for either an index rate (the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points) or LIBOR at the Company's option, plus an applicable margin of 3.50% and 6.00%, respectively. The average interest rate on Term Loan B was 7.06% and 9.32% in 2002 and 2003, respectively. The interest rate for the Term Loan B at December 31, 2002 was 6.70%.

        The 1999 Credit Agreement also required mandatory prepayments in an amount ranging from 50% to 75% of excess cash flow, as defined, allocated between the three types of loans covered by the Credit Agreement. No prepayments were required in 2002 and 2003. All assets of the Company were pledged under the terms of the 1999 Credit Agreement.

        The 1999 Credit Agreement, as amended, required that the Company meet certain financial covenants, including minimum EBITDA, fixed charge coverage, maximum leverage ratios and minimum tangible net worth. In addition, the Company was required to meet certain affirmative and negative operating covenants, including limitations on capital expenditures. The Company was not in compliance with certain covenants of the 1999 Credit Agreement at September 30, 2003. On November 17, 2003, the Company entered into a forbearance agreement with its lenders to forbear, until the earlier of March 1, 2004 or the occurrence of other events of default, from exercising remedies regarding all events of default existing as of September 30, 2003.

        At December 31, 2001, the Company was not in compliance with certain financial covenants of the Credit Agreement, representing an event of default. Pursuant to an amendment to the 1999 Credit Agreement dated May 1, 2002, the Company obtained a waiver of all existing events of default as of December 31, 2001, and any other events of default occurring as of or for the period ending March 31, 2002. In addition, the amendment modified certain financial covenants effective for 2002, including those referenced above, and increased maximum capital expenditures allowed in 2002 from $18,000 to $21,000. The amendment also provided for an increase in the applicable interest rate margins over the remaining term of the 1999 Credit Agreement and the payment of an amendment fee totaling $534.

        At December 31, 2002, the Company was not in compliance with certain financial covenants of the 1999 Credit Agreement, representing an event of default. Pursuant to an amendment to the 1999 Credit Agreement dated March 10, 2003, the Company obtained a waiver of all existing events of default as of December 31, 2002. In addition, the amendment modified certain financial covenants effective for 2003, and increased maximum capital expenditures allowed in 2003 from $18,000 to $19,000. The amendment also provided for a reduction in the maximum borrowings from $65,000 to $55,000, an increase in the applicable interest rate margins over the remaining term of the 1999 Credit Agreement and the payment of an amendment fee totaling $719.

(7) Leases

        The Company leases certain vehicles and equipment under operating leases and certain computer equipment and software under capital lease arrangements. The leases generally require the Company to pay taxes, maintenance, insurance, and other operating costs of the leased property. Rental expense under operating leases was $3,500, $3,339 and $3,205 for the years ended December 31, 2001, 2002 and 2003, respectively.

        At December 31, 2002 and 2003, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases was as follows:

	2002	2003
Software, computers and equipment	$3,147	$4,797
Less accumulated amortization	2,538	3,268

	$609	$1,529

        Amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying statements of operations.

        Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2003 are:

	Capital leases	Operating leases
2004	$611	$1,656
2005	611	1,223
2006	494	1,083
2007	204	1,028
2008	42	966
Thereafter	69	1,003

Total minimum lease payments	2,031	$6,959

Less amount representing interest (avg rate 9.7%)	(198)

Present value of net minimum capital lease payments	1,833
Less current installments of obligations under capital leases	474

Obligations under capital leases, excluding current installments	$1,359

(8) Interest Costs

        The Company capitalizes interest cost as a component of construction in progress. The following is a summary of interest cost (excluding amortization of deferred financing fees) incurred during 2001, 2002 and 2003:

	2001	2002	2003
Senior debt interest cost	$11,040	$9,098	$10,371
Parent PIK Senior Subordinated Note	3,188	3,482	3,777

Total interest charged to operations	14,228	12,580	14,148
Interest cost capitalized	262	427	848

Total interest cost incurred	$14,490	$13,007	$14,996

        Amortization of deferred financing costs in 2001, 2002 and 2003 was $1,125, $1,312 and $4,934, respectively.

(9) Income taxes

        Income tax benefits attributable to losses for the years ending December 31, 2001, 2002 and 2003, consist of the following:

	Current	Deferred	Total
Year ended December 31, 2001:
U.S. Federal	$11	$(3,414)	$(3,403)
State	—	(95)	(95)

	$11	$(3,509)	$(3,498)

Year ended December 31, 2002:
U.S. Federal	$—	$—	$—
State	—	—	—

	$—	$—	$—

Year ended December 31, 2003:
U.S. Federal	$—	$—	$—
State	—	—	—

	$—	$—	$—

The differences between income tax benefits reflected in the accompanying consolidated financial statements and the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax loss are as follows:

	2001	2002	2003
Computed "expected" tax benefit	$(4,053)	$(1,624)	$(9,295)
State income tax, net of federal benefit	(362)	(121)	(878)
Valuation allowance	908	1,576	10,635
Other	9	169	(462)

	$(3,498)	$—	$—

        Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2003, are as follows:

	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$24,659	$37,558
Employee benefits	1,842	2,499
Accrued expenses, not currently deductible for tax purposes	4,789	5,800
Accounts receivable, due to allowance for doubtful accounts	288	999
Inventories, principally due to obsolescence reserves	404	69
Minimum pension liability	961	1,308
Restricted stock awards	953	1,412
Deferred revenue	—	454
Other	190	202

Total gross deferred tax assets	34,086	50,301
Valuation allowance	(3,445)	(14,427)

Net deferred tax assets	30,641	35,874
Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	(30,641)	(35,632)
Other	—	(242)

Total gross deferred tax liabilities	(30,641)	(35,874)

Net deferred tax liability	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of negative evidence from losses incurred in recent years, management has not recorded the benefits of these deductible differences. Therefore, the net deferred tax asset has been offset by a full valuation allowance.

        The change in valuation allowance in the years ended December 31, 2002 and 2003 was $2,288 and $10,982, respectively, and represents the amount necessary to reduce deferred tax assets, including those attributed to the minimum pension liability of $712 and $347, respectively, to amounts expected to be realized. At December 31, 2003, the Company has federal net operating loss carryforwards (NOLs) of $98,889 and state NOLs of $95,654 available to offset future taxable income. The Company's Federal NOLs expire at various dates between 2020 and 2023. The Company's state NOLs expire at various dates between 2005 and 2023.

(10) Employee Benefit Plans

Defined Benefit Plans

        The Company sponsors a defined benefit pension plan for salaried employees. The benefits are earned based on credited years of service (including service at International Paper) and annual compensation forecasts. The Company also provides certain medical benefits for retirees and their dependants. These medical benefits contain cost-sharing features such as premiums, deductibles and coinsurance payments paid by the participants. Employees who have reached the age of 55 and have met the Company's minimum service requirement of 10 years become fully eligible for these benefits.

        As part of the Canton System Acquisition (see note 1), International Paper retained the postretirement medical liability for those employees at age 55 and over with 10 years of service as of May 13, 1999. International Paper also retained the liability for all vested pension benefits earned as of May 13, 1999. The Company established its pension and postretirement plan to cover substantially all employee benefits not retained by International Paper and treats years of service under International Paper as years of service under the Company's plan.

        The accounting of the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

        In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measure of the benefit obligation or cost. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information. Currently, the Company does not believe it will need to amend its plan to benefit from the Act. The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31.

        Pension and postretirement benefit costs included the following for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
	Pension	Postretirement	Pension	Postretirement	Pension	Postretirement
Service cost	$702	$593	$831	$685	$1,089	$586
Interest cost	261	750	430	890	622	957
Expected return on assets	(122)	—	(264)	—	(390)	—
Amortization of prior service cost.	—	—	7	113	7	113
Recognized net actuarial loss (gain)	72	(5)	193	(34)	396	—

	$913	$1,338	$1,197	$1,654	$1,724	$1,656

A reconciliation of the change in the plans' benefit obligations for years ended December 31, 2002 and 2003, and a statement of the fair value of plan assets and funded status at December 31, 2002 and 2003, are as follows:

	2002		2003
	Pension	Postretirement	Pension	Postretirement
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$4,901	$12,672	$7,654	$18,942
Service cost	831	685	1,089	586
Interest cost	430	890	622	957
Participant contributions	—	18	—	43
Actuarial loss (gain)	1,595	4,752	2,620	(3,197)
Benefits paid	(103)	(75)	(69)	(20)

Benefit obligation at end of year	7,654	18,942	11,916	17,311

Fair value of plan assets at beginning of year	1,785	—	3,752	—
Actual return on plan assets	(355)	—	1,067	—
Employer contributions	2,425	57	1,994	(23)
Participant contributions	—	18	—	43
Benefits paid	(103)	(75)	(69)	(20)

Fair value of plan assets at end of year	3,752	—	6,744	—

Funded status at end of year	(3,902)	(18,942)	(5,172)	(17,311)
Unrecognized prior service cost	69	1,469	62	1,356
Unrecognized net loss	3,677	3,437	5,224	240

Net amount recognized	$(156)	$(14,036)	$114	$(15,715)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability	$(2,747)	$(14,036)	$(3,318)	$(15,715)
Intangible asset	69	—	62	—
Accumulated other comprehensive income	2,522	—	3,370	—

Net amount recognized	$(156)	$(14,036)	$114	$(15,715)

        The Company's benefit obligations were determined using an assumed discount rate of 6.75% and 6.25% at December 31, 2002 and 2003, respectively, and an assumed compensation increase of 1% for three years and 3% thereafter. This growth rate is based on replacement of positions and promotions, as the Company has a seven-year wage freeze as part of the employee concessions negotiated in connection with the acquisition of the Canton System. The assumed long-term rate of return on plan assets was 8%.

        The health care cost trend rate has been assumed to be 10% for the previous years, declining 1% per year over the next five years and remaining constant at 5% thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported for postretirement benefits. The Company monitors the cost of health care and life insurance benefit plans and reserves the right to make additional changes or terminate these benefits in the future. Variations in this health care cost trend rate can have a significant effect on the amounts reported. An increase of 1% in this assumption would increase the accumulated postretirement benefit obligation ("APBO") by approximately $2,234, or 12%, and would increase the annual service cost and interest cost by approximately $289, or 19%. A decrease of 1% in this assumption would decrease the APBO by approximately $1,929, or 10%, and would decrease the annual service cost and interest cost by approximately $249, or 17%.

  Plan Assets

        The asset allocation of the Company's pension benefits at December 31, 2002 and 2003 were as follows:

	Plan Assets at December 31
Asset Category
	2002	2003
Equity securities	80.0%	70.5%
Debt securities	20.0%	29.5%

Total	100.0%	100.0%

        At December 31, 2003 the value of all securities was $6,744. Equity and debt securities had values of $4,755 and $1,989, respectively.

        The Company's investment policies and strategies for the pension benefits plans do not use target allocations for the individual asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit investments in mutual funds, direct investments in debt and equity and other financial instruments. The Company addresses diversification by policy restrictions and limits for sector and company concentration. The plan assets are readily marketable financial instruments and can be sold to fund benefit payment obligations as they become payable.

  Cash Flows

        The Company expects to contribute $2,891 to its pension plan and $95 to it postretirement benefits plan in 2004. The estimated future benefit payments for both plans are expected to be for each year 2004-2008 $202, $258, $342, $499, and $671, respectively. The aggregate estimated benefit payments in the five years from 2009-2013 are $8,980. The expected benefits are based on the same assumptions used to measure the company's benefit obligation at December 31, 2003 and included estimated future employee services.

Profit-Sharing Plan

        The Company has a discretionary profit-sharing plan for employees that have completed 1,000 hours of service during the plan year. Profit-sharing benefits are paid directly to employees. During 2001, 2002 and 2003, the Company expensed $290, $161 and $0, respectively, for profit-sharing benefits in the accompanying consolidated statements of operations.

Employee Savings Plan

        The Company offers a 401(k) plan to its employees. Contributions made by employees while employed under Champion were automatically transferred to the Company's plan. Employees may contribute up to 50% of their salary. The Plan does not provide for employer matching or discretionary contributions.

(11) Employee Stock Ownership Plan

        Effective May 14, 1999, the Parent established the Blue Ridge Paper Products Employee Stock Ownership Plan (ESOP Plan) for eligible employees of the Company as a means to establish employee ownership in return for a reduction in employee salaries. The ESOP Plan was formed to hold Parent common stock.

        For each plan year, the Parent contributes cash or stock to the ESOP Plan as determined by the board of directors, not to exceed the maximum deductible by the Company for tax purposes or the maximum participant compensation under IRS guidelines. On a fully diluted basis and not giving effect to the retirement of any employees, employees would own 40% of the Parent by May 13, 2006 through common stock allocations, subject to the current labor contract. Assuming that the labor contract is in effect for the seven-year period, it is expected that approximately 5.7% of ownership of the Parent will be allocated to participants each plan year (3.63% was the pro-rated allocation for the period from May 14, 1999 to December 31, 1999). In certain cases, the remainder of the, 40% of the Parent's authorized stock that has not been contributed will immediately be issued to the ESOP Plan, for allocation to participants over the remainder of the initial seven-year period.

        The Company has recorded an obligation related to the put option available upon distribution of the Parent's common stock held by the ESOP, based on the fair market value of the common stock at each fiscal year end balance sheet date. At December 31, 2002 and 2003, the ESOP held or had accrued 2,547,128 and 3,238,884 shares, respectively, of the Parent's common stock. As a result, an obligation of $28,732 and $32,389 was recorded in temporary equity as of December 31, 2002 and 2003, respectively.

(12) Equity-Based Compensation

        Certain management employees entered into employment contracts with the Company entitling them to receive the Parent's restricted common stock units. These units vest over a five-year schedule unless the majority owner sells or otherwise disposes of 80% of its shares or there is a change in control, at which time the restricted stock units vest immediately. Restricted stock units issued under these arrangements typically contain provisions granting the holder the right, upon the occurrence of certain events or conditions or for the 90 day period commencing at least six months after becoming fully vested, to require the Company to repurchase fully vested shares of Parent company stock at the then-determined fair value, which is based on an appraisal of the Parent's common stock performed by an independent investment and financial analyst. As of December 31, 2002 and 2003, the Parent had issued a total of 296,200 and 236,100, respectively, of restricted stock units (net of units canceled). The obligation to redeem restricted stock units of the Parent was $2,484 and $2,519 at December 31, 2002 and 2003, respectively, which is recorded in temporary equity on the consolidated balance sheet. During 2002 and 2003, 43,100 and 1,000 units were issued with an estimated fair market value at the grant date of $517 and $11, respectively, which vest one year from the date granted. Such amounts have been recorded as unearned compensation as a separate component of stockholders' equity and are being amortized to expense over the vesting periods of the respective units. Amortization of unearned compensation expense recorded in 2001, 2002 and 2003 was $851, $757 and $583, respectively.

        The Company calculates its obligation to redeem restricted stock units of the Parent each balance sheet date as the sum of (1) the number of fully vested shares multiplied by the fair value per share as of that date and (2) the cumulative compensation expense recognized through that date on unvested shares.

(13) Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities at December 31, 2002 and 2003 consist of the following:

	2002	2003
Accrued wages and benefits	$14,231	$15,249
Accrued rebates payable	9,180	8,880
Accrued management fee payable	2,269	4,495
Other	2,793	4,485

	$28,473	$33,109

(14) Related-Party Transactions

        The Company obtains advisory and management services from the majority owner of its Parent under a Management Services Agreement (the Agreement). In consideration for services provided, the Agreement provides that the Company pays the majority owner an amount equal to 0.5% of the Parent's consolidated gross revenues each quarter, not to exceed $3,000 in a fiscal year. The Agreement terminates automatically upon either (i) October 1, 2013 or (ii) the end of the fiscal year in which such owner ceases to own at least 10% of the outstanding common stock of the Parent. For the years ended December 31, 2001, 2002 and 2003, the Company incurred charges of approximately $2,194, $2,220 and $2,226, respectively, related to the Agreement, which are reflected in selling, general, and administrative expenses in the accompanying statements of operations. As of December 31, 2002 and 2003, the Company has accrued $2,269 and $4,495, respectively, in accrued and other current liabilities related to the Agreement. Due to restrictions in the Company's bond indenture and credit agreement, management fee payments have not been made in cash, but have been accrued, since September 2001.

        In 2002, the Parent's majority stockholder forgave accrued management fees of $477, which have been recorded as a contribution of capital.

(15) Transactions with International Paper

        The Company has a wood chip supply agreement with International Paper. The contract, which is renewable for two additional five-year terms at the Company's option, expires in May 2004. The Company has provided notice to International Paper to exercise its first renewal option for an additional five-year period commencing upon the expiration of the current term in May 2004. The agreement requires the Company to meet minimum required purchase volumes. The Company is responsible for all operating costs of the two International Paper subsidiary suppliers, regardless of whether the mills are supplying chips to the Company, and the freight charges on all rail car deliveries from the suppliers to the Company. The suppliers dedicate most of their production efforts to supplying the Company with chips, which accounts for approximately 40% of the annual chip consumption by the Company. For the years ended December 31, 2001, 2002, and 2003 the Company paid the suppliers approximately $28,636, $22,024 and $23,938, respectively for wood chips and related expenses under these agreements.

        As of December 31, 2002 and 2003, the Company's Parent had long-term notes payable to International Paper for $40,406 and $37,124, respectively (see note 6).

(16) Commitments and Contingencies

  (a) Purchase Commitments

        The Company has agreements with suppliers of wood pulp and wood chips. The terms of the agreements require minimum volume purchases of 740,000 tons of chips each contract year through May 2009. One of the wood chip agreements is with International Paper, which supplies the wood chips through two of its subsidiaries (see note 15). As of December 31, 2003, the Company has minimum commitments to purchase wood chips of approximately $143,811 over the remaining terms of the agreements.

  (b) Labor Agreements

        The Company is committed to collective bargaining labor agreements with local unions. The term of the Company's primary labor agreement extends through May 14, 2006.

  (c) Litigation, Claims, and Assessments

        During 2000, Variopak, a Netherlands company, brought suit in Netherlands court against International Paper Export, a division of International Paper International Corporation, through which International Paper sells paperboard, alleging damages in the amount of 5,308 (Euro) plus interest due to late and erratic deliveries of paperboard for periods of time both before and after May 14, 1999, the date the Company acquired assets from International Paper International, Inc. (see note 15). As of December 31, 2001, the Company had accrued $650 (U.S. dollars) for the estimated settlement amount. During 2002, the Company settled the suit for $650.

        The Company entered into a contract during 2000 with Rust Contractors, Inc. (the Contractors) for the rebuilding of a paperboard machine that resulted in the paperboard machine being shut down for longer than the scheduled time frame. As a result of the increased shutdown and other alleged failures of performance, the Company withheld payment on the contract and filed suit against the Contractors claiming numerous damages. The Contractors filed suit against the Company claiming damages for breach of contract. During 2001, the Company settled the claim with Rust, whereby the Company did not remit final payment of the contract in the amount of approximately $2,200. As a result, a gain of $2,200 has been recorded in 2001, which amount is included in cost of goods sold in the accompanying consolidated statement of operations for the year ended December 31, 2001.

        On April 15, 2003, a class action lawsuit was filed in the Circuit Court for Cocke County, Tennessee, in which the Company is the defendant. The lawsuit is being brought on behalf of approximately 300 residents owning property adjoining the Pigeon River upon which the Canton mill is located, and into which the Company has a permit to discharge. The plaintiffs are seeking damages for private nuisance in the period commencing June 1, 1999, and thereafter until present. The plaintiffs in this action allege that the discharge of colored water from the Canton mill has resulted in a diminution of property value, but does not contain any allegation relating to health or safety matters. The demand for damages is limited to a maximum of $74 (exclusive of interest and costs) per individual landowner. Management has not recorded a liability for any amount related to this lawsuit as of December 31, 2003.

        The Company is subject to other litigation in the normal course of business. In the opinion of management, the Company's liability, if any, under this pending litigation will not materially impact its financial condition.

  (d) Separation Agreements

        In connection with the retirement or termination of former executive officers of the Company, the Company's board of directors approved separation agreements with two individuals, which consisted of the repurchase of common and preferred stock of the Parent held by individuals as well as settlement regarding equity-based compensation. These agreements resulted in separation notes payable with rates ranging from 1.2% to 9.5% per annum. At December 31, 2002 and 2003, $3,553 and $1,615, respectively, were outstanding under these agreements and included in accrued and other current liabilities.

        In connection with the retirement of the president and chief executive officer as of December 31, 2002, the former executive agreed to serve as an honorary, non-voting member of the board of directors for such period as requested. During this period, the former executive will continue to vest in any outstanding, unvested restricted stock units. This modification resulted in a new measurement date for the individual's existing restricted stock awards of $392 which was recorded as unearned compensation in stockholder's equity.

  (e) Employment Contracts

        The Company has employment and compensation agreements with certain executive officers and management personnel. The agreements generally have terms of three to five years, unless the employee is terminated for cause and provide for severance benefits in certain circumstances. The agreements also include a cash bonus, which is generally the higher of a minimum amount or a formula bonus based on the Company meeting certain performance goals.

  (f) Environmental Liabilities

        As part of its environmental management program, the Company has recognized obligations for closure of landfills by accruing the obligations for closure or removal ratably over the estimated useful life of the assets. The Company had accrued approximately $805 and $1,133 for closure of landfills as of December 31, 2002 and 2003, respectively. In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method and the liability should be accreted to its face amount. Adoption of SFAS No. 143 was not material to the Company's consolidated financial position.

        As part of the Canton System Acquisition (see note 1), International Paper agreed to indemnify the Company for certain environmental liabilities associated with remediation of environmental conditions that arose prior to May 14, 1999. Any remediation of environmental contamination post acquisition is the responsibility of the Company. Management has accrued approximately $500 for estimated costs, which is reflected in other liabilities as of December 31, 2002 and 2003, respectively.

        The normal conduct of business subjects the Company to various federal, state and local laws and regulations. Although potential costs due to existing or new laws could be significant, management currently believes that the outcome of any such matters will not have a material adverse effect on the Company's consolidated financial position.

(17) Segment Information

        The Company's management makes financial decisions and allocates resources based on sales and operating income of two segments: paper and packaging. The Company does not allocate selling, product development and administration expenses to each segment but management uses operating profit to measure the performance of the segments. The financial information attributed to these segments is included in the following table:

		Paper	Packaging	Corporate	Total
Net sales	2001	$183,497	$274,523	$—	$458,020
	2002	190,670	277,111	—	467,781
	2003	184,142	284,494	—	468,636
Operating profit (loss)	2001	$12,749	$27,056	$(36,395)	$3,410
	2002	12,669	28,730	(32,286)	9,113
	2003	5,234	23,253	(36,743)	(8,256)
Depreciation and amortization	2001	$11,513	$3,091	$1,743	$16,347
	2002	12,160	3,370	1,944	17,474
	2003	12,752	3,607	1,769	18,128
Total assets	2001	$200,401	$89,652	$8,744	$298,797
	2002	199,558	95,114	12,282	306,954
	2003	200,402	89,169	15,581	305,152
Capital expenditures	2001	$5,617	$4,182	$2,034	$11,833
	2002	13,700	3,280	1,326	18,306
	2003	10,924	507	946	12,377

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The corporate segment includes all selling and administrative expenses. The Company's identifiable product lines are packaging and paper products. Packaging segment products include polymer-coated paperboard and converted packaging, including gable top cartons and coated paperboard used in the production of ovenable food trays, paper cups and other coated packaging. Paper segment products include envelope paper, specialty paper, offset printing paper and uncoated paperboard. The Company's manufacturing operations are all located in the United States.

        For the year ended December 31, 2003, the Company's net sales by destination were concentrated in the following geographic markets: North America—95%, Europe—3%, Asia—1%, and South America—1%.

(18) Quarterly Results of Operations (Unaudited)

Year ended December 31, 2002	First	Second	Third	Fourth	Year
	(In thousands)
Sales	$117,781	$112,863	$114,253	$122,884	$467,781
Operating profit (loss)	4,839	2,387	1,244	643	9,113
Net income (loss)	683	(1,061)	(1,882)	(2,517)	(4,777)
Year ended December 31, 2003	First	Second	Third	Fourth	Year
	(In thousands)
Sales	$117,945	$115,398	$118,301	$116,992	$468,636
Operating profit (loss)	(1,006)	(5,805)	6,099	(7,544)	$(8,256)
Net income (loss)	(4,518)	(9,784)	2,246	(15,282)	$(27,338)

        Results of operations in the fourth quarter of 2003 include a $2,078 charge related to the bankruptcy of a customer and the write-off of deferred financing costs of $3,171 related to the refinancing of the 1999 Credit Agreement.

(19) Subsequent Events

        On February 26, 2004, management announced plans to close its Fort Worth, Texas DairyPak facility in the second quarter of 2004. The Company will transfer this facility's production to its existing DairyPak facilities. The closure costs, which consist primarily of severance, are estimated to be $2,037 and are expected to be recognized and paid in 2004.

        On February 24, 2004, a significant customer filed for Chapter 11 bankruptcy protection. As of December 31, 2003, the Company had outstanding accounts receivable of $2,501, prepaid rebates of $172 and customer specific inventory of $30. Based the Company's assessment of collectibility of the outstanding accounts receivable and the net realizable value of the inventory, a charge of $2,078 was recorded as a component in operations during the year ending December 31, 2003. In addition, the Company has identified approximately $992 of cash received prior to year end that could potentially be subject to "preferential payment" treatment, as defined by Chapter 11 laws and regulations. The Company's assessment has determined that it is unlikely that the identified payments will be claimed as preferential payments or if claimed, claimants would prevail and therefore, no accrual has been recorded as of December 31, 2003. Furthermore, the Company has identified accounts receivable of $1,324, inventory of $78, and cash receipts of $1,991 that relate to transactions subsequent to year end and are subject to further losses to the Company in 2004.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Balance Sheets
December 31, 2003 and March 31, 2004
(Dollars in thousands)
(unaudited)

	December 31, 2003	March 31, 2004
Assets
Current assets:
Cash	$2,123	$1,458
Accounts receivable, net of allowance for doubtful accounts and discounts of $2,621 and $2,724 in 2003 and 2004, respectively	42,646	45,394
Inventories	59,063	55,657
Prepaid expenses	1,112	1,152
Income tax receivable	32	32

Total current assets	104,976	103,693

Property, plant, and equipment, net	192,671	190,114
Deferred financing costs, net	7,443	7,305
Other assets	62	62

Total assets	$305,152	$301,174

Liabilities and Stockholder's Equity (Deficit)
Current liabilities:
Current portion of senior debt	$37	$38
Current portion of capital lease obligation	474	521
Accounts payable	35,748	33,073
Accrued expenses and other current liabilities	33,109	32,028
Interest payable	1,495	5,365

Total current liabilities	70,863	71,025

Senior debt, net of current portion	134,898	139,104
Parent Pay-In-Kind (PIK) Senior Subordinated Note	37,124	37,124
Capital lease obligations	1,359	1,195
Pension and postretirement benefits	19,109	19,558
Other liabilities	2,824	2,543

Total liabilities	266,177	270,549

Obligation to redeem ESOP shares	32,389	34,188
Obligation to redeem restricted stock units of Parent	2,519	2,504
Commitments and contingencies (See notes)
Stockholder's equity:
Common stock (par value $0.01, 1000 shares authorized and outstanding in 2003 and 2004, respectively)	—	—
Additional paid-in capital	47,344	47,357
Accumulated deficit	(34,125)	(44,055)
Unearned compensation	(88)	(29)
Accumulated other comprehensive loss	(3,370)	(3,370)

	9,761	(97)
Receivable from Parent	(5,694)	(5,970)

Total stockholder's equity (deficit)	4,067	(6,067)

Total liabilities and stockholder's equity (deficit)	$305,152	$301,174

See accompanying notes to consolidated interim financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Statements of Operations
Three months ended March 31, 2003 and 2004
(Dollars in thousands)
(unaudited)

	2003	2004
Net sales	$117,945	$120,981
Cost of goods sold:
Cost of goods sold, excluding depreciation and amortization	106,020	113,565
Depreciation and amortization	4,515	4,262

Gross profit	7,410	3,154

Selling, general and administrative expenses	5,962	6,577
Depreciation and amortization	424	458
ESOP expense	2,030	1,800

Operating loss	(1,006)	(5,681)

Other expense:
Interest expense, excluding amortization of deferred financing costs	(3,131)	(3,960)
Amortization of deferred financing costs	(381)	(289)

Loss before income taxes	(4,518)	(9,930)
Income tax benefit	—	—

Net loss	$(4,518)	$(9,930)

See accompanying notes to consolidated interim financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Consolidated Statements of Cash Flows
Three months ended March 31, 2003 and 2004
(Dollars in thousands)
(unaudited)

	2003	2004
Cash flows from operating activities:
Net loss	$(4,518)	$(9,930)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,939	4,720
Compensation expense for Parent restricted stock	180	59
Amortization of deferred financing costs	381	289
ESOP expense	2,030	1,800
Changes in operating assets and liabilities:
Accounts receivable, net	(2,178)	(2,748)
Inventories	(590)	3,406
Prepaid expenses	82	(40)
Accounts payable	(5,372)	(2,675)
Accrued expenses and other current liabilities	1,991	534
Interest payable	755	3,870
Pension and postretirement benefits	565	449
Other assets and liabilities	(1,204)	(283)

Net cash used in operating activities	(2,939)	(549)

Cash flows from investing activities:
Additions to property, plant, and equipment	(3,922)	(2,165)
Proceeds from sale of property, plant, and equipment	—	2

Net cash used in investing activities	(3,922)	(2,163)

Cash flows from financing activities:
Repurchase of Parent common and preferred stock	(832)	(276)
Payments on separation notes payable	(1,221)	(1,615)
Proceeds from borrowings under line of credit	45,299	34,965
Repayment of borrowings under line of credit	(30,890)	(30,750)
Cash paid for refinancing credit facilities	(719)	(151)
Repayments of long-term debt and capital lease obligations	(3,199)	(126)

Net cash provided by financing activities	8,438	2,047

Net increase (decrease) in cash	1,577	(665)
Cash, beginning of period	332	2,123

Cash, end of period	$1,909	$1,458

Supplemental disclosures of cash flow information:
Cash paid for interest, including capitalized interest	$2,376	$90
Noncash investing and financing activities:
Separation notes payable	514	—

See accompanying notes to consolidated interim financial statements.

BLUE RIDGE PAPER PRODUCTS INC.

Notes to Consolidated Interim Financial Statements—Unaudited
March 31, 2004
(Dollars in thousands)

(1)    Basis of Presentation

        The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Regulation S-X related to interim period financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) that are necessary for the fair presentation of results for the interim periods. Results for the three months ended March 31, 2004 may not necessarily be indicative of full-year results. It is suggested that these consolidated interim financial statements be read in conjunction with the audited consolidated financial statements of Blue Ridge Paper Products, Inc. (the Company) for the year ended December 31, 2003.

(2)    Liquidity

        In December 2003, the Company issued $125,000 of 9.50% Senior Secured Notes due 2008 (the Notes) in a private offering. Proceeds from issuance of the Notes were used to repay the Company's Term Loans A and B and its existing revolving credit facility under the 1999 Credit Agreement. In addition, the Company paid $7,000 on the Parent PIK Subordinated Note. The Company entered into a new $45,000 revolving credit facility in December 2003, of which the maximum borrowing availability at December 31, 2003 and March 31, 2004 was $31,611 and $27,396, respectively.

(3)    Recent Developments

  Gain from the Sale of Emission Allowances

        Under section 126 of the Clean Air Act, new regulations for emissions of nitrogen oxides (NOx) from coal fired boilers will require affected facilities to reduce these emissions during the "ozone season", which is defined as May 1 through September 30. The Environmental Protection Agency (EPA) has established emission levels that each facility must meet in 2004 and 2005 by granting emission allowances, which are measured in units based on tons of NOx emitted and are commonly referred to as NOx credits. A facility is permitted by the EPA to sell or transfer NOx credits at any time prior to their expiration. At the conclusion of each ozone season, each facility must report its actual emissions to the EPA and own sufficient NOx credits to cover their emission levels; otherwise, the facility must purchase credits or be subject to certain fines and penalties.

        Through engineering studies, the Company has estimated that its NOx emissions will be below its EPA allowance levels by 200 units in 2004 and 300 units in 2005. Consequently, the Company sold these units for cash through an open market created specifically to trade EPA emission credits, which resulted in a deferred gain of $1,716. At March 31, 2004, the 2004 credits are recorded as current deferred revenue of $526. The 2005 credits are recorded as long term deferred revenue of approximately $1,190. The deferred revenue is expected to be recorded as income in the year that the units are used.

  Closure of Fort Worth, Texas DairyPak Facility

        On February 26, 2004, management announced plans to close its Fort Worth, Texas DairyPak facility in the second quarter of 2004. The Company will sell the land and buildings and transfer the production to its existing DairyPak facilities. As a result of this closure, the Company does not expect to reduce production capacity. The closure costs, which consist primarily of severance costs, are estimated to be $2,153 and are expected to be paid in 2004. For the three months ended March 31, 2004, the Company recorded $861 of severance costs related to this closure.

  Parmalat Bankruptcy

        On February 24, 2004, a significant customer filed for Chapter 11 bankruptcy protection. As of December 31, 2003 and March 31, 2004, the Company had outstanding accounts receivable of $2,501 and $1,158, respectively. In addition, the Company has received cash payments of $993 and $2,984 as of December 31, 2003 and March 31, 2004, respectively, related to accounts receivable that are potentially subject to "preferential payment" treatment as defined in Chapter 11 bankruptcy laws and regulations. The Company assessed the collectibility of outstanding receivables and the likelihood that cash payments deemed as preferential are unsuccessfully defended and recorded a valuation allowance of $1,875 and $2,001 as of December 31, 2003 and March 31, 2004, respectively, related to this customer.

  Headcount Reduction

        On February 3, 2004, the Company announced plans to eliminate approximately 90 salaried and hourly positions in the Paper and Corporate divisions through voluntary termination plans. The Company offered several voluntary severance and termination packages for salaried employees and hourly union employees. The salaried employees plan offers a severance package based on current compensation and years of service. The hourly union employees package accelerates five years of vested service towards their union pension plan benefit.

        As of March 31, 2004, the Company had accepted 33 employees' voluntary termination agreements. As a result, the Company recorded $1,336 of severance costs in operations for the current period. The accrued severance is recorded in accrued and other current liabilities in the accompanying consolidated balance sheet and is expected to be paid by December 2004.

(4)    Recent Accounting Developments

        In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." It establishes standards for how an issuer classifies and measures certain financial instruments with both liabilities and equity. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this standard effective September 30, 2003, with no material effect on the Company's financial position or results of operations.

        In December 2003, FASB issued Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The disclosures in note 10 of the accompanying consolidated financial statements included elsewhere in this prospectus incorporate the requirements of Statement 132 (revised).

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in the entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of FIN 46R did not have a material effect on the Company's consolidated financial statements.

(5)    Long-Term and Short-Term Debt

        In July 2003, the Company entered into a note payable with a bank for $819 due in 2010. Interest on the note bears interest at a fixed rate at 5.5%. Land and an office building in Canton, North Carolina collateralize the note. The balance of the note payable was $791 at March 31, 2004.

        On December 17, 2003, the Company sold $125,000 of 9.5% Senior Secured Notes (Notes) through a private placement offering under Rule 144A. The Notes have a term of five years, are due on December 15, 2008 and bear interest at a stated rate of 9.5%, which is payable semiannually in arrears on June 15 and December 15. The Notes are collateralized by a senior secured interest in substantially all of the Company's tangible and intangible assets and have a subordinated secured interest in the outstanding trade accounts receivable and inventories. The Company has the right to redeem the Notes at 104.75% and 100.00%, plus accrued interest on or after December 15, 2006 and December 15, 2007, respectively. Terms of the indenture under which the Notes have been issued contain certain covenants, including limitations on certain restricted payments and the incurrence of additional indebtedness.

        On December 15, 2003, the Company entered into a revolving credit facility with a financial institution which provides for maximum borrowings of $45,000, subject to a borrowing base calculated using eligible accounts receivable and inventories. The revolving credit facility is collateralized by a senior secured interest in the Company's outstanding trade accounts receivable and inventories and by a subordinated secured interest in substantially all of the Company's tangible and intangible assets. The revolving credit facility matures on December 15, 2008, and requires the Company to pay an annual fee of 0.375% on the unused facility amount. The Company had an outstanding balance of $13,350 at March 31, 2004 and letters of credit outstanding as of March 31, 2004 were $4,254. The maximum borrowing availability at March 31, 2004 was $27,396.

(6)    Commitments and Contingencies

        (a)    Purchase Commitments

        The Company has agreements with suppliers of wood pulp and wood chips. The agreements are for a five-year period with two renewable five-year periods beginning in May 1999. The Company notified International Paper on October 31, 2003 of its intent to renew the second five-year term beginning in May 2004. The terms of the agreements require minimum volume purchases of 740,000 tons of chips each contract year during the five-year period. The agreements provide an agreed-upon price per ton for product delivered but are negotiable based on market conditions. Two of the wood chip agreements are with two subsidiaries of International Paper. As of March 31, 2004, the Company has commitments to purchase wood chips of approximately $133,800 over the remaining terms of the agreements.

        (b)    Labor Agreements

        The Company is committed to collective bargaining labor agreements with local unions, the larger of whose terms extend through May 14, 2006.

        (c)    Litigation, Claims and Assessments

        On April 15, 2003, a lawsuit seeking class action certification was filed in the Circuit Court for Cocke County, Tennessee, in which the Company is the defendant. The lawsuit is being brought on behalf of approximately 300 residents owning property adjoining the Pigeon River upon which the Canton mill is located, and the Company has a permit to discharge. The plaintiffs are seeking damages for private nuisance in the period commencing June 1, 1999, and thereafter until present. The plaintiff in this action alleges that the discharge of colored water from the Canton mill has resulted in a diminution of property value, but does not contain any allegation relating to health or safety matters. The demand for damages is limited to a maximum of $74 (exclusive of interest and costs) per individual landowner. Management has not recorded a liability for any amount related to this lawsuit as of March 31, 2004.

        The Company is subject to litigation that may arise in the normal course of business. In the opinion of management, the Company's liability, if any, under any pending litigation will not materially impact its financial condition or operations.

        (d)    Separation Agreement

        In connection with the retirement of an executive officer in 2003, the Company's board of directors approved an agreement, which consisted of the settlement of outstanding equity compensation and the repurchase of common and preferred stock of the Parent through a note payable. The Company has made similar agreements with previous executives.

        Interest accrues on amounts owed under the separation agreements at rates ranging from 1.2% to 9.5% per annum. At December 31, 2003, $1,615 was outstanding under these agreements and is included in accrued and other current liabilities on the accompanying balance sheet. These agreements were paid in full in January 2004.

        (e)    Environmental Liabilities

        As part of its environmental management program, the Company recognizes obligations for closure of landfills in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations". The Company has currently accrued approximately $852 for closure of landfills as of March 31, 2004.

(7)    Segment Information

        The Company's management makes financial decisions and allocates resources based on sales and operating income of the paper and packaging segments. Although raw materials, the production processes, distribution methods and the regulatory environment are similar, management believes it is appropriate to separately disclose these segments. The Company does not allocate selling, research and administration expenses to each segment, but management uses operating income to measure the performance of the segments. The financial information attributed to these segments is included in the following table for the three months ended March 31, 2004 and 2003:

		Paper	Packaging	Corporate		Total
Net sales	2004 2003	$48,029 48,094	$72,952 69,851	— —		$120,981 117,945
Operating income (loss)	2004 2003	(1,537 3,421)	4,693 3,989	(8,837 (8,416	) )	(5,681 (1,006	) )
Depreciation and amortization	2004 2003	3,171 3,429	1,091 1,086	458 424		4,720 4,939
Total assets	2004 2003	200,366 201,510	88,753 95,100	12,055 13,928		301,174 310,538
Capital expenditures	2004 2003	2,028 3,146	137 535	— 241		2,165 3,922

(9)    Inventories

        Components of inventory at December 31, 2003 and March 31, 2004 are as follows:

	2003	2004
Raw Materials	$17,023	$15,328
Work in Progress	19,359	19,868
Finished Goods	22,681	20,461

Total	$59,063	$55,657

Schedule II-Valuation and Qualifying Accounts
(Deducted from the assets to which they apply)

Year ended December 31,	Balance at beginning of fiscal year	Charged (Credited) to costs and expenses	Deductions	Balance at end of fiscal year
Allowance for doubtful accounts:
2001	$1,735	$6,094	$1,851	$5,978
2002	5,978	(1,513)	3,709	756
2003	756	1,957	92	2,621

S-1

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Blue Ridge Paper Products Inc

        Under date of March 11, 2004, we reported on the consolidated balance sheets of Blue Ridge Paper Products Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholder's equity and comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2003, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

        In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Greenville, SC
March 11, 2004

S-2

Blue Ridge Paper Products Inc.

Offer to Exchange
9.5% Senior Secured Exchange Notes due 2008
for all Outstanding
9.5% Senior Secured Notes due 2008

PROSPECTUS

May 14, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article 7 of Certificate of Incorporation of Blue Ridge Paper Products Inc., a Delaware corporation ("Blue Ridge"), eliminates the personal liability of Blue Ridge's directors to Blue Ridge or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except for liabilities related to (a) any breach of a director's duty of loyalty to Blue Ridge or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) a violation under Section 174 of the DGCL or (d) for any transaction from which a director derives an improper personal benefit.

        Section 145 of the DGCL provides for indemnification by Blue Ridge of its directors and officers. In addition, Article 8, Section 8.1 of Blue Ridge's Certificate of Incorporation and Article 8, Section 8.1 of Blue Ridge's Amended and Restated By-laws require Blue Ridge to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, we maintain directors and officers liability insurance.

Item 21. Exhibits.

        The exhibits listed below in the "Index to Exhibits" are part of this Registration Statement on Form S-4 and are numbered in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings.

        The undersigned registrants hereby undertake that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The undersigned registrants hereby undertake that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of Blue Ridge's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrants pursuant to the foregoing provisions, or otherwise, the undersigned registrants have been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrants of expenses incurred or paid by a director, officer or controlling person of the undersigned registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake:

  a.
  To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

          (a)   to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (b)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (c)   to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change of such information in the Registration Statement.

  b.
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  c.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

  d.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of the Registration Statement as of the time it was declared effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, State of North Carolina, on the 13 day of May, 2004.

Blue Ridge Paper Products Inc.
By	/s/ RICHARD A. LOZYNIAK Richard A. Lozyniak President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature		Title

By	/s/ RICHARD A. LOZYNIAK Richard A. Lozyniak	President (Principal Executive Officer), Director
By	/s/ JOHN B. WADSWORTH John B. Wadsworth	Chief Financial Officer (Principal Financial and Accounting Officer)
By	* William E. Bowes	Director
By	* Robert L. Carver	Director
By	* Eugene J. Keilin	Chairman of the Board
By	* Christa K. Kelson	Director
By	* Raquel V. Palmer	Director
By	* Stephen W. Presser	Director
By	* Michael G. Psaros	Director
By	* David P. Shapiro	Director
By	* Philip Von Burg	Director
By	* Romaine L. Wilson	Director
By	/s/ RICHARD A. LOZYNIAK Richard A. Lozyniak Attorney-in-Fact
* Executed by Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the undersigned registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, State of North Carolina, on the 13 day of May, 2004.

BRPP, LLP
By	BLUE RIDGE PAPER PRODUCTS INC. Sole Member
By	/s/ RICHARD A. LOZYNIAK Richard A. Lozyniak President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.
3.1*	Certificate of Incorporation of Blue Ridge Paper Products Inc. (the "Company"), as amended
3.2*	Amended and Restated By-laws of the Company
3.3*	Limited Liability Company Articles of Organization of BRPP, LLC ("BRPP")
3.4*	Operating Agreement of BRPP
4.1*	Indenture, dated as of December 17, 2003, by and among the Company, the Guarantors (as defined therein) and U.S. Bank National Association, as trustee
4.2*	Form of 9.5% Senior Secured Exchange Note due 2008
4.3*	Form of Guarantee, included in Exhibit 4.2 hereto
4.4*	Registration Rights Agreement, dated as of December 17, 2003, by and among the Company, BRPP and Jefferies & Company, Inc.
5.1*	Opinion of Proskauer Rose LLP (including the consent of such firm) regarding legality of securities being offered
5.2*	Opinion of Roberts & Stevens, P.A. (including the consent of such firm) regarding the legality of securities being offered
8.1*	Opinion of Proskauer Rose LLP regarding the material United States federal income tax consequences to the holders of the securities being offered
10.1*	Credit Agreement, dated as of December 17, 2003, by and among the Company, General Electric Capital Corporation, the other Credit Parties signatory thereto and the other Lenders signatory thereto
10.2*	Purchase Agreement, dated as of December 10, 2003, by and between the Company and Jefferies & Company, Inc.
10.3*	Management Services Agreement, dated as of May 14, 1999, between KPS Management, LLC and the Company
10.4*	Amendment and Assignment Agreement, effective as of October 1, 2003, by and among KPS Management, LLC, Blue Ridge Holding Corp. ("Holding") and the Company
10.5*	License Agreement, dated May 14, 1999, by and between Champion International Corporation and the Company
10.6*	Master Equipment Lease Agreement, dated as of June 25, 2003, by and between Key Equipment Finance and the Company
10.7*	Master Lease, dated September 1, 1994, between General Electric Capital Corporation, as lessor, and Champion International Corporation, as lessee
10.8*	The Company's Employee Stock Ownership Plan, dated May 14, 1999
10.9*	Stockholders' Agreement, dated as of May 14, 1999, between Holding, KPS Special Situations Fund, L.P. and other signatories thereto
10.10*	Employment Agreement, dated September 16, 1999, between the Company and Richard A. Lozyniak
10.11*	Employment Agreement, dated June 28, 2000, between the Company and Phillip E. Bowen

10.12*	Employment Agreement, dated July 16, 2001, between the Company and Robert M. Shanahan
10.13*	Employment Agreement, dated November 13, 2003, between the Company and John B. Wadsworth
10.14*	Form of Series A Restricted Stock Unit Award Agreement, between the Company, Holding and certain employees
10.15*	Form of Series B Restricted Stock Option Award, between the Company, Holding and certain employees
10.16*	Form of Series C and Series D Restricted Stock Unit Award, between the Company, Holding and certain employees
10.17*	401(k) Plan of the Company
10.18*	Retirement Plan for Salaried Employees of the Company, effective May 14, 1999
10.19*	Wood Chip Supply Agreement, dated May 14, 1999, by and between Champion International Corporation and the Company
10.20*	Wood Chip Purchasing Agreement, dated April 10, 2002, between the Company and Louisana-Pacific
10.21*	Extension of Chip Purchase Agreement, made December 17, 2002, between the Company and Suncrest Land and Timber Company
10.22*	Agreement for the Purchase and Sale of Pulp, dated January 1, 2003, between Weyerhaeuser Company and the Company
12.1**	Statement re: Computation of Ratio of Earnings to Fixed Charges
21.1*	List of Subsidiaries of the Company
23.1*	Consent of Proskauer Rose LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2*	Consent of Roberts & Stevens, P.A. (included as part of its opinion filed as Exhibit 5.2 hereto)
23.3**	Consent of KPMG LLP, independent certified accountants for the Company
24.1*	Powers of Attorney (included on signature pages)
25.1*	Form T-1, Statement of Eligibility and Qualification of Trustee
99.1*	Form of Letter of Transmittal
99.2*	Form of Notice of Guaranteed Delivery

*
Previously filed.

**
Filed herewith.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
EXCHANGE OFFER; REGISTRATION RIGHTS
BOOK-ENTRY; DELIVERY AND FORM
U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE
BLUE RIDGE PAPER PRODUCTS INC. Index to Consolidated Financial Statements
Independent Auditors' Report
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Balance Sheets December 31, 2002 and 2003 (Dollars in thousands)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Statements of Operations Years ended December 31, 2001, 2002 and 2003 (Dollars in thousands)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Statements of Stockholder's Equity and Comprehensive Loss Years ended December 31, 2001, 2002 and 2003 (Dollars in thousands)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Statements of Cash Flows Years ended December 31, 2001, 2002 and 2003 (Dollars in thousands)
BLUE RIDGE PAPER PRODUCTS INC. Notes to Consolidated Financial Statements Years ended December 31, 2002, and 2003 (Dollars in thousands)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Balance Sheets December 31, 2003 and March 31, 2004 (Dollars in thousands) (unaudited)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Statements of Operations Three months ended March 31, 2003 and 2004 (Dollars in thousands) (unaudited)
BLUE RIDGE PAPER PRODUCTS INC. Consolidated Statements of Cash Flows Three months ended March 31, 2003 and 2004 (Dollars in thousands) (unaudited)
BLUE RIDGE PAPER PRODUCTS INC. Notes to Consolidated Interim Financial Statements—Unaudited March 31, 2004 (Dollars in thousands)
Schedule II-Valuation and Qualifying Accounts (Deducted from the assets to which they apply)
INDEPENDENT AUDITORS' REPORT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURES
INDEX TO EXHIBITS